     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 3, 1998.
                                                     REGISTRATION NO. 333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------
                             SOMANETICS CORPORATION
             (Exact name of registrant as specified in its charter)


          MICHIGAN                                   3845                                    38-2394784
(State or other jurisdiction of             (Primary Standard Industrial                  (I.R.S. Employer
incorporation or organization)              Classification Code Number)                 Identification No.)

                         ----------------------------
                              1653 EAST MAPLE ROAD
                           TROY, MICHIGAN 48083-4208
                                 (248) 689-3050
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                BRUCE J. BARRETT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             SOMANETICS CORPORATION
                              1653 EAST MAPLE ROAD
                           TROY, MICHIGAN 48083-4208
                                 (248) 689-3050
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                         ----------------------------
                                  COPIES TO:

                          ROBERT J. KRUEGER                                     MICHAEL HIRSCHBERG
                  HONIGMAN MILLER SCHWARTZ AND COHN                           PIPER & MARBURY L.L.P.
                    2290 FIRST NATIONAL BUILDING                            1251 AVENUE OF THE AMERICAS
                    DETROIT, MICHIGAN 48226-3583                           NEW YORK, NEW YORK 10020-1104
                           (313) 256-7675                                         (212) 835-6270
                      FAX NO.:  (313) 962-0176                                FAX NO:  (212) 835-6001

                         ----------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                       -------------------------------
                       CALCULATION OF REGISTRATION FEE

===================================================================================================================================

                                                                          PROPOSED           PROPOSED
                                                                          MAXIMUM             MAXIMUM
                  TITLE OF EACH CLASS OF             AMOUNT TO BE         OFFERING      AGGREGATE OFFERING         AMOUNT OF
               SECURITIES TO BE REGISTERED            REGISTERED         PRICE PER           PRICE (1)         REGISTRATION FEE
                                                                          SHARE (1)
-----------------------------------------------------------------------------------------------------------------------------------
          Common Shares, par value $.01 per share            2,000,000           $6.31            $12,625,000            $3,724.38
===================================================================================================================================

(1) Estimated solely for the purpose of computing the registration fee, based on a bona fide estimate of the maximum public offering price pursuant to Rule 457(a), based on the closing sale price of the Common Shares on February 27, 1998.

                         ----------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                  SUBJECT TO COMPLETION, DATED MARCH 3, 1998
PROSPECTUS
                                   2,000,000

                              [SOMANETICS LOGO]
                                COMMON SHARES

                           -----------------------

         All of the 2,000,000 Common Shares, par value $.01 per share ("Common Shares"), offered hereby are being sold by Somanetics Corporation ("Somanetics" or the "Company"). See "Plan of Distribution."

         Since December 27, 1994, the Company's Common Shares have been included in The Nasdaq SmallCap Market under the symbol "SMTS." On February 27, 1998, the last reported sales price of the Company's Common Shares was $6.31.

                           -----------------------

         THESE ARE SPECULATIVE SECURITIES. THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF.

                           -----------------------

         THESE SECURITIES WILL BE OFFERED ON A BEST EFFORTS BASIS BY BREAN MURRAY & CO., INC. (THE "PLACEMENT AGENT"). THE OFFERING WILL TERMINATE ON APRIL 30, 1998, IF NOT COMPLETED EARLIER OR EXTENDED BY THE COMPANY. THERE IS NO MINIMUM REQUIRED PURCHASE. BEFORE THE CLOSING DATE, ALL INVESTOR FUNDS WILL BE PLACED IN ESCROW WITH CITIBANK, N.A., AS ESCROW AGENT, NO LATER THAN 12:00 NOON ON THE BUSINESS DAY FOLLOWING RECEIPT THEREOF.

                           -----------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==========================================================================================================
                                                PRICE TO              COMMISSIONS              PROCEEDS
                                                 PUBLIC               AND FEES (1)          TO COMPANY (2)
----------------------------------------------------------------------------------------------------------
Per Share . . . . . . . . . . . . . .          $                       $                       $
Total . . . . . . . . . . . . . . . .          $                       $                       $
==========================================================================================================



(1) The Common Shares are being offered, on an all or none basis, by the Company. The Placement Agent has been retained to act, on a best efforts basis, as agent for the Company in connection with the arrangement of this transaction. The Company has agreed to pay the Placement Agent a fee in connection with the arrangement of this financing, to reimburse the Placement Agent for certain of its expenses and to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution."
(2) Before deducting expenses of the offering payable by the Company estimated to be $250,000.

                           -----------------------

                            BREAN MURRAY & CO., INC.

                           -----------------------


               THE DATE OF THIS PROSPECTUS IS             , 1998

[RED HERRING LEGEND]

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

WINDOW TO THE BRAIN

[Picture of the new model 4100 Cerebral Oximeter]                          "THIS PROVIDES AN EARLY WARNING
                                                                           SYSTEM OF CHANGES IN BRAIN
                                                                           OXYGENATION, SO WE CAN TAKE
                                                                           ACTION TO PROTECT THE PATIENT WHILE
                                                                           OXYGEN LEVELS ARE STILL ADEQUATE."

                                                                                     Martin Noveck, M.D.
                                                                                     Anesthesiologist
                                                                                     St. Joseph Mercy
                                                                                     Hospital Oakland
                                                                                     Pontiac, MI

Surgeons, anesthesiologists and other critical care medical professionals use the information provided by the Cerebral Oximeter as a "window to the brain" to identify brain oxygen imbalances and take corrective action.

                                                                           [Picture of two SomaSensors on patient]

          BENEFITS OF THE
         CEREBRAL OXIMETER

                 -   Non-invasive
                 -   Continuous information                                The model 4100 Cerebral Oximeter is the only
                 -   Organ specific                                        FDA-cleared, non-invasive patient monitoring
                 -   Bi-lateral monitoring                                 system that provides continuous information
                 -   Easy-to-use                                           about changes in the blood oxygen level in both
                 -   Relatively inexpensive                                sides of the adult brain. It uses a single-use,
                 -   Effective in difficult circumstances                  non-invasive, disposable SomaSensor that can be
                 -   Portable                                              adhered to both sides of the patient's forehead
                                                                           to offer simultaneous bi-lateral monitoring.
                                                                           Users of the Cerebral Oximeter will be required
                                                                           to purchase SomaSensors on a regular basis.


[Picture of Cerebral Oximeter being used during
carotid endarterectomy surgery]                                            "WE HAVE HAD EXCELLENT RESULTS
                                                                           WITH THE CEREBRAL OXIMETER . . . YOU
                                                                           WOULD WANT THIS FOR YOURSELF OR
                                                                           YOUR FAMILY."

                                                                                 Christ Stoyanovich, D.O.
                                                                                 Chairman
                                                                                 Anesthesia Department
                                                                                 Bi-County Hospital,
                                                                                 Warren, MI

                                                                           The Cerebral Oximeter is being used during a
                                                                           carotid endarterectomy surgery at Bi-
                                                                           County Hospital in Warren, MI.

                               TABLE OF CONTENTS


                                                                                                                       PAGE
                                                                                                                       ----
PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .    4
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .    7
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   15
PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   16
CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   17
DILUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   18
SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS . . . . . . . . . . . .  . . . .   20
BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   25
MANAGEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   40
CERTAIN TRANSACTIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   48
PRINCIPAL SHAREHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   50
DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   51
PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   53
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   54
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   54
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   54
GLOSSARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .   55
INDEX TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .  F-1

                          _________________________


         No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Placement Agent. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than in connection with the offer made by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the Common Shares offered hereby in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to its date.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes to Financial Statements appearing elsewhere in this Prospectus, including information under "Risk Factors." The Common Shares offered hereby involve a high degree of risk and investors should carefully consider information set forth in "Risk Factors." Unless otherwise indicated, all information contained in this Prospectus gives effect to a 1-for-10 reverse split effected April 10, 1997.

                                  THE COMPANY

         Somanetics develops, manufactures and markets the INVOS(R) Cerebral Oximeter (the "Cerebral Oximeter"), the only FDA-cleared, non- invasive patient monitoring system that continuously measures changes in the blood oxygen level in the adult brain. The Cerebral Oximeter was developed to meet the need for information about oxygen in the brain, the organ least tolerant of oxygen deprivation. Without sufficient oxygen, brain damage may occur within a few minutes, which can result in paralysis, severe and complex disabilities or death. Brain oxygen information, therefore, is important, especially in surgical procedures requiring general anesthesia and in other critical care situations with a high risk of brain oxygen imbalances.

         The Company targets surgical procedures with a high risk of brain oxygen imbalances, such as cardiovascular and vascular surgeries and surgeries on elderly patients involving abnormal blood pressure. Surgeons, anesthesiologists and other medical professionals use the Cerebral Oximeter to identify brain oxygen imbalances and take corrective action, potentially improving patient outcome and reducing the cost of care. An independent industry report estimates that there are approximately 62,000 operating rooms worldwide performing approximately 48 million surgeries involving general anesthesia every year.

         The Cerebral Oximeter is a relatively inexpensive, portable and easy-to-use monitoring system placed at a patient's bedside in hospital critical care areas, especially operating rooms, recovery rooms, intensive care units ("ICUs") and emergency rooms. It is comprised of (i) a portable unit including a computer and a display monitor, (ii) dual single-use, disposable sensors, the SomaSensors(R), (iii) proprietary software and (iv) a preamplifier cable. SomaSensors can be adhered to both sides of a patient's forehead to offer bi-lateral monitoring and are connected to the computer through the preamplifier cable. The computer uses the Company's proprietary software to analyze information received from the SomaSensor and provides a continuous digital and trend display on the monitor of an index of the oxygen saturation in the area of the brain under the SomaSensor. Users of the Cerebral Oximeter will be required to purchase disposable SomaSensors on a regular basis because of their single-use nature.

         The Cerebral Oximeter is based on the Company's proprietary In Vivo Optical Spectroscopy ("INVOS") technology. INVOS analyzes various characteristics of human blood and tissue by measuring and analyzing low-intensity visible and near infrared light transmitted into portions of the body. The use of optical spectroscopy in the body has not generally been useful when the substances to be measured are surrounded by, are behind or are near bone, muscle or other tissue, because the transmission, scattering and absorption of the transmitted light produces extraneous data that interferes with analysis of the data from the area being examined. The Company has developed a method of reducing extraneous spectroscopic data caused by surrounding bone, muscle and other tissue, thereby allowing it to gather information about portions of the body which previously could not be analyzed using traditional optical spectroscopy.

         The Company's objective is to establish the Cerebral Oximeter as a "standard of care" in surgical procedures requiring general anesthesia and in other critical care situations. Key elements of the Company's strategy are (i) target surgical procedures with a high risk of brain oxygen imbalances, (ii) demonstrate the clinical benefits, and promote acceptance, of the Cerebral Oximeter, (iii) expand marketing and sales activities, (iv) develop additional applications of the Cerebral Oximeter and (v) license its technology to medical device manufacturers. In addition, the Company is analyzing the feasibility of other applications of its technology.

         The Company sells the Cerebral Oximeter in the United States through its direct sales force and seven independent distributors. Internationally, the Company sells its product through 26 independent distributors covering 70 countries, including Baxter Limited in Japan. From the commencement of commercial shipments of the new model 4100 Cerebral Oximeter in January 1998 through February 28, 1998, the Company has sold 88 Cerebral Oximeters to distributors and customers. More than 200 United States hospitals currently use the Cerebral Oximeter, including the Mayo Clinic Scottsdale, UCLA Medical Center, Orlando Regional Medical Center, the Duke Heart Center, University of Louisville Hospital, the University of Pittsburgh Medical Center, the University of Florida-Shands Hospital, the University of Alabama at Birmingham Hospital, the State University of New York (SUNY) Health Center and Johns Hopkins Medical Center.

         The Company was incorporated in the State of Michigan on January 15, 1982. The Company's headquarters are located at 1653 East Maple Road, Troy, Michigan 48083-4208. Its telephone number is (248) 689-3050.

                                  THE OFFERING

Common Shares Offered by the Company  . . . . . . . .       2,000,000 shares

Common Shares Outstanding After the Offering (1)  . .       6,285,334 shares

Use of Proceeds . . . . . . . . . . . . . . . . . . .       To finance the Company's operations, including
                                                            marketing and sales activities, research and development
                                                            programs and for other general corporate purposes, including working capital.  See "Use of Proceeds."

Nasdaq Symbol . . . . . . . . . . . . . . . . . . . .       "SMTS"

(1) Excludes (i) an aggregate of up to 1,043,872 Common Shares reserved for issuance under the Company's 1983 Stock Option Plan, 1991 Incentive Stock Option Plan, 1993 Director Stock Option Plan, 1997 Stock Option Plan and non-plan options, of which options to purchase an aggregate of 568,495 Common Shares were outstanding as of February 28, 1998, (ii) 79,394 Common Shares issuable upon the exercise of warrants (the "Regulation S Agent Warrants") issued in connection with Regulation S financings completed in August 1994, July 1995 and April 1996 (the "Regulation S Offerings"), (iii) 115,520 Common Shares issuable upon the exercise of warrants (the "Regulation S Warrants") issued in connection with the Regulation S Offerings completed in July 1995 and April 1996 and (iv) 200,000 Common Shares issuable upon exercise of the warrants issued to the underwriter in connection with the Company's public offering of Common Shares which closed in June 1997 (the "Representative's Warrants"). See Notes 3 and 8 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       FISCAL YEAR ENDED NOVEMBER 30,
                                                   ----------------------------------------------------------------------
                                                     1997            1996           1995           1994            1993
                                                     ----            ----           ----           ----            ----
STATEMENT OF OPERATIONS DATA:
Net revenues  . . . . . . . . . . . . . . . . . .     $1,212           $778          $1,336           $938         $1,547
Cost of sales . . . . . . . . . . . . . . . . . .       632            385             658            464            763
Gross margin  . . . . . . . . . . . . . . . . . .       580            393             678            474            784
Research, development and engineering expenses. .       736            235             286            550          1,150
Selling, general and administrative expenses. . .     6,238          3,550           3,303          4,347          6,063
Net loss  . . . . . . . . . . . . . . . . . . . .   $(6,155)       $(3,304)        $(2,818)       $(4,332)       $(6,136)
Net loss per Common Share (1) . . . . . . . . . .    $(1.88)        $(1.77)         $(1.67)        $(3.41)        $(5.75)
Weighted average number of  Common Shares
outstanding  (1)  . . . . . . . . . . . . . . . .     3,272          1,867           1,684          1,270          1,068


                                                                                            NOVEMBER 30, 1997
                                                                                -----------------------------------------
                                                                                      ACTUAL             AS ADJUSTED (2)
                                                                                -----------------       ----------------
BALANCE SHEET DATA:
Cash and marketable securities  . . . . . . . . . . . . . . . . . . . . . . .        $4,603                 $16,221
Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         4,511                  16,129
Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         5,677                  17,295
Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        --                      --
Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (36,367)                (36,367)
Shareholders' equity (3)  . . . . . . . . . . . . . . . . . . . . . . . . . .         4,889                  16,507

__________________________________
(1) See Note 4 of Notes to Financial Statements included in this Prospectus for information with respect to the calculation of per share data.

(2) Adjusted to reflect the sale of 2,000,000 Common Shares offered by the Company hereby at the offering price set forth on the cover page of this Prospectus (after deducting commissions and fees payable to the Placement Agent and estimated offering expenses) and the application of the estimated net proceeds from such sale. See "Use of Proceeds" and "Capitalization."

(3) See Statements of Shareholders' Equity of the Financial Statements included in this Prospectus for an analysis of Common Share transactions for the period from December 1, 1994 through November 30, 1997.

                                  RISK FACTORS

         This Prospectus contains certain forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth below and elsewhere in this Prospectus. An investment in the Common Shares offered hereby involves a high degree of risk.
Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the Common Shares offered hereby.

HISTORY OF LOSSES AND COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

         The Company has incurred net losses in every year of its existence. From its inception on January 15, 1982 through November 30, 1997, the Company incurred an accumulated deficit of $36,366,536, including a net loss of $6,155,483 for the year ended November 30, 1997. The Company should be evaluated in light of the delays, expenses, problems and uncertainties frequently encountered by companies developing markets for new products. Due to a number of factors, including the need for customer education about the clinical benefits of the Cerebral Oximeter, the lengthy sales cycle, the need to attract and service a customer base, the ability to manufacture its product on a commercial scale in a cost-effective manner, the development of new products and increased expenses in fiscal 1998 primarily due to the increase in the number of employees, the Company does not believe that product sales will be sufficient to support its operations in fiscal 1998. Therefore, in the foreseeable future, the Company believes that such expenses will increase the Company's net losses, and there can be no assurance that the Company will ever be profitable. Due to the Company's history of losses and its current financial condition, the Company's independent auditors' report includes an explanatory paragraph referring to an uncertainty concerning the Company's ability to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," Note 2 of Notes to Financial Statements and "Independent Auditors' Report."

DEPENDENCE ON THE CEREBRAL OXIMETER AND SOMASENSOR

         The Cerebral Oximeter and the related SomaSensor are currently the Company's only commercial product and will account for substantially all of the Company's revenues for the foreseeable future. The Company has limited experience in manufacturing, marketing and selling the Cerebral Oximeter. The Cerebral Oximeter has not had extensive use in a commercial environment and has not been evaluated for every medical procedure in which it might be used. Further research or use of the Cerebral Oximeter might reveal unexpected problems with its operation or performance, especially in connection with medical procedures for which the Cerebral Oximeter has not yet been evaluated. Although the Company's testing of the Cerebral Oximeter to date indicates clinical benefits, subsequent performance problems could prevent acceptance of the product by the medical community, result in unanticipated expense and adversely affect future sales of its product. Since the Cerebral Oximeter and the related SomaSensor represent the Company's primary near-term focus, if the market for the Cerebral Oximeter fails to develop, or fails to develop as rapidly as expected, the Company's business, financial condition and results of operations could be adversely affected. Although the Company is developing other products, there can be no assurance that any commercial products will result from its efforts.

UNCERTAINTY OF ACCEPTANCE BY THE MEDICAL COMMUNITY

         To date, the medical community has had little exposure to the Company or its technology. Because the medical community is often skeptical of new companies and new technologies, no assurance can be given that members of the medical community will perceive a need for the Cerebral Oximeter or be convinced of its clinical benefits. In addition, hospital capital equipment purchasing decisions are often made by hospital purchasing committees that might not include the user of the monitoring system. In such a case, such committees will have to be convinced to purchase the Company's product. Even if the Company is successful in convincing physicians, other medical professionals and their hospital purchasing committees of the need for the Cerebral Oximeter, they might be unwilling or unable to commit funds to the purchase of the Cerebral Oximeter due to institutional budgetary constraints or decreases in capital expenditures. In many cases, these constraints are due to hospital cost controls, increased managed care and fixed reimbursements for the medical procedures in which the Cerebral Oximeter is used. If the Company's product fails to achieve market acceptance, the Company's business, financial condition and results of operations could be adversely affected.

         Part of the Company's marketing strategy is to support clinical research programs and encourage peer-to-peer selling. While the Company believes favorable peer review is a key element to a product's acceptance by the medical community, there can be no assurance that additional papers will be submitted or that any such papers will help the Company sell Cerebral Oximeters. In addition, researchers might publish adverse results. For example, in fiscal 1993 researchers in the United Kingdom published adverse results from research regarding an earlier prototype of the Cerebral Oximeter. While publications in fiscal 1997 and 1996 were generally favorable, in 1996 some researchers published adverse results after using the Cerebral Oximeter beyond its indicated use. Negative reaction to these publications, the Company's financial condition and the rescission of the Company's previous FDA clearance for the Cerebral Oximeter could adversely affect the Company's reputation in the medical community and, as a result, its ability to market and sell its product. See "Business--Marketing, Sales and Distribution."

LENGTHY SALES CYCLE

         The decision-making process for the Company's customers is often complex and time-consuming. Based on its limited experience, the Company believes the period between initial discussions concerning the Cerebral Oximeter and a purchase of even one unit is a minimum of six to nine months. The process can be delayed even further as a result of hospital capital budgeting procedures. Moreover, even if one or two units are sold to a hospital, the Company believes that it will take additional time and experience with the Cerebral Oximeter before additional medical professionals in the hospital might be interested in using the Cerebral Oximeter in other procedures or other areas of the hospital. These delays could have an adverse effect on the Company's business, financial condition and results of operations. See "Business--Marketing, Sales and Distribution."

COMPETITION

         The Company believes that the market for cerebral oximetry products, if it develops, may become highly competitive. The Company is aware of foreign companies that have sold products relating to cerebral metabolism monitoring for research or evaluation. In addition, the medical equipment industry is characterized by intense competition and extensive research and development. Other companies and individuals are engaged in research and development of non-invasive cerebral oximeters, and the Company believes there are many other potential entrants into the market. Some of these potential competitors have well established reputations, customer relationships and marketing, distribution and service networks, and have substantially longer histories in the medical equipment industry, larger product lines, and greater financial, technical, manufacturing, research and development and management resources than those of the Company. Many of these potential competitors have long-term product supply relationships with the Company's potential customers. These potential competitors may succeed in developing products that are at least as reliable and effective as the Company's product, that make additional measurements, or that are less costly than the product developed by the Company. These potential competitors may be more successful than the Company in manufacturing and marketing their products, and may be able to take advantage of the significant time and effort invested by the Company to gain medical acceptance of cerebral oximetry. In addition, two patents issued to an unaffiliated third party and relating to cerebral oximetry will expire this year, making that technology generally available and potentially helping the development of competing products. Successful commercial development of competing products could lead to loss of market share and lower margins and have an adverse effect on the Company's business, financial condition and results of operations.

         The Company also competes indirectly with numerous companies that sell various types of medical equipment to hospitals for the limited amount of funding allocated to capital equipment in hospital budgets. The market for medical equipment is subject to rapid change due to an increasingly competitive, cost-conscious environment and to government programs intended to reduce the cost of medical care. Many of these manufacturers of medical equipment are large, well-established companies whose resources, reputations and ability to leverage existing customer relationships may give them a competitive advantage over the Company. The Company's product and technology also compete indirectly with many other methods currently used to measure blood oxygen levels or the effects of low blood oxygen levels. See "Business--Market Overview," and "--Competition."

NEED FOR ADDITIONAL FINANCING

         The Company expects that the net proceeds of this offering will be adequate to satisfy its operating and capital requirements into the year 2000. However, changes in the Company's business or business plan or unexpected expenses could affect the Company's capital requirements. The Company's future capital requirements will depend on many factors, including, but not limited to, the cost of marketing and assembly activities, whether it can successfully market its product, the rate of market acceptance, the scope of research and development programs, the length of time required to collect accounts receivable, and competing technological and market developments. If additional financing is needed, it might not be available on terms acceptable to the Company or at the times required by the Company, if at all, and such financing might dilute the interests of existing shareholders. See "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

         The Company has experienced, and expects to continue to experience, significant fluctuations in its quarterly operating results. The Company's future operating results are dependent upon a number of factors, including, but not limited to, the demand for its product, the timing of its sales, the length of its sales cycle, the timing and development of any competing products, the publication of clinical research results regarding the product, the use of the Company's product as a "standard of care" by any hospitals, the timing of new employee hiring and economic conditions, both generally and in the medical equipment industry. In particular, the Company does not expect to have a material backlog of unfilled orders, so any shortfall in demand for the Company's product in relation to the Company's expectations, or any material delay in orders from distributors or customers, could have an almost immediate impact on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE UPON MANAGEMENT AND KEY PERSONNEL

         The Company's future performance depends in significant part upon the continued service of its senior management, including Bruce J. Barrett, President and Chief Executive Officer, Raymond W. Gunn, Executive Vice President and Chief Financial Officer, and certain scientific, technical and manufacturing personnel. The loss of any such key personnel by the Company could have an adverse effect on the Company. The Company does not maintain key-man life insurance on any such key personnel. The Company also plans to hire additional key employees in fiscal 1998. Competition for qualified employees is intense, and an inability to attract, retain and motivate additional, highly-skilled employees required for the expansion of the Company's operations could adversely affect the Company's business, financial condition and results of operations. The Company's ability to retain existing employees and attract new employees may be adversely affected by its current financial situation. There can be no assurance that the Company will be able to retain its existing personnel or attract additional, qualified persons when required and on acceptable terms. See "Business--Employees," and "Management."

DEPENDENCE ON DISTRIBUTORS

         The Company is substantially dependent on its distributors to generate sales of Cerebral Oximeters, especially internationally. Although the Company believes its current distributors to be knowledgeable and has a training program for new distributors concerning the Company's technology and its product, independent distributors might not have sufficient knowledge about, or familiarity with, the Company's technology or its product to demonstrate adequately its operation and clinical benefits. Failure of distributors to market, promote and sell the Company's product adequately would have an adverse effect on the Company's business, financial condition and results of operations.

         There can be no assurance that the Company will be able to engage additional distributors on a timely basis or enter into other third- party marketing arrangements, and retain or replace its existing distributors. The Company's inability to engage, replace or retain distributors could have an adverse effect on its ability to market and sell its product. Distributor terminations might increase the Company's costs. Even if such distributors are engaged and retained, they might incur conflicting obligations to sell other companies' products or might distribute other products that provide greater revenues than are provided by the Company's product.

         Two international distributors and one United States distributor accounted for approximately 28%, 11% and 12%, respectively, of net revenues for fiscal 1997. The loss of any of these distributors would have an adverse effect on the Company's business, financial condition and results of operations. See "Business--Marketing, Sales and Distribution."

PROPRIETARY RIGHTS; RISK OF INFRINGEMENT

         Although thirteen United States patents have been issued to the Company with respect to its technology, only eight of such patents expressly refer to examination of the brain or developments involving the Cerebral Oximeter. Many patents have already been issued to third parties involving optical spectroscopy and the interaction of light with tissue, some of which relate to the use of optical spectroscopy in the area of brain metabolism monitoring, which is the primary use of the Cerebral Oximeter. No patent infringement claims have been asserted against the Company, although the development of a significant market for cerebral oximeters would give potential competitors more incentive to assert infringement claims or challenge the Company's patents. The costs of defense of patent litigation can be substantial and, if such defense were unsuccessful, the Company could be liable for substantial damages. In addition, if it were determined that the Company's product infringed any claims of an issued patent, the Company could be enjoined from manufacturing or selling its product or forced to obtain a license in order to continue the manufacture or sale of its product, requiring payment of a licensing fee or royalties of unknown magnitude on sales of its product. If the Company were required to obtain a license, it might not be available, or available on terms acceptable to the Company. Any inability to obtain required licenses on favorable terms, or at all, would adversely affect the Company's business, financial condition and results of operations.

         There can be no assurance that any additional patent applications will be allowed, any issued patents would be upheld, any issued patents will provide the Company with significant competitive advantages, or challenges will not be instituted against the validity or enforceability of any patents owned by the Company or, if instituted, that such challenges will not be successful. If patents are not issued from future patent applications, the Company may be subject to greater competition. The cost of litigation to uphold the validity of a patent and prevent infringement can be very substantial and could be beyond the Company's financial capability even if the Company could otherwise prevail. Also, the laws of certain foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States. Furthermore, individuals and companies might independently develop similar technologies, duplicate the Company's technology or design around the patented aspects of the Company's technology, or the Company might infringe patents or other rights owned by other individuals and companies. The Company's technology primarily represents improvements or adaptations of known optical spectroscopy technology, which might be duplicated or discovered through its patents, reverse engineering or both. Two patents issued to an unaffiliated third party and relating to cerebral oximetry will expire this year, making that technology generally available. The development or emergence of competing products or technologies could have an adverse effect on the Company's business, financial condition and results of operations. The Company also relies on trade secret, copyright and other laws and on confidentiality agreements to protect its technology, but believes that neither its patents nor other legal rights will necessarily prevent other individuals and companies from developing or from using similar or related technology to compete against the Company's product. There can be no assurance that confidentiality agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to, or independently developed by, competitors. See "Business--Proprietary Rights Information."

MANAGEMENT OF GROWTH

         The Company anticipates entering a period of rapid growth and expansion, which is expected to place a significant strain on the Company's management, customer service, operations, sales and administrative personnel and other resources. In order to serve the needs of its existing and future customers, the Company has increased and will continue to increase its workforce, which requires the Company to attract, train, motivate and manage qualified employees. The Company has incurred and continues to incur significant costs to retain qualified management, sales and marketing, engineering, production, manufacturing and administrative personnel and scientists, as well as for marketing and promotional activities. The Company's ability to manage its planned growth depends upon the Company's success in continuing to expand its operating, management, information and financial systems, which may significantly increase its operating expense. There can be no assurance that the Company will be able to manage effectively any future growth, and any failure to do so would have an adverse effect on the Company's business, financial condition and results of operations. See "--Dependence Upon Management and Key Personnel," "Business--Employees," and "Management--Directors and Executive Officers."

RISKS ASSOCIATED WITH NEW PRODUCT DEVELOPMENT

         The Company has invested, and expects to continue to invest, substantial resources to further develop the Cerebral Oximeter, the related disposable SomaSensor, product extensions of the Cerebral Oximeter for use on children and newborns, and other applications of its technology. New products require extensive testing and regulatory clearance before they can be marketed, and substantial customer education concerning product use, advantages and effectiveness. In addition, the Company's products might meet market resistance in their primary markets because of resistance to major capital equipment expenditures by hospital purchasing committees and because hospitals might fear that the cost of a new device will lower its profits because medical insurers generally fix reimbursement amounts for the procedures in which the Company's products might be used. There can be no assurance that the Company will be able to successfully apply its technology in the development of commercially viable products. See "Use of Proceeds" and "Business--Research and Development."

GOVERNMENT REGULATION

         The testing, manufacture and sale of the Company's product are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution, any of which actions could have an adverse effect on the Company's business, financial condition and results of operations.

         In October 1997, the Company obtained FDA clearance for advances in its INVOS technology that are incorporated in its new model 4100 Cerebral Oximeter. The Company has made additional changes to the model 3100A Cerebral Oximeter that resulted in the model 4100 Cerebral Oximeter. The Company does not believe that these changes affect the safety or efficacy of the Cerebral Oximeter and, therefore, the Company believes that these changes do not require the submission of a new 510(k) notice. There can be no assurance, however, that the FDA would agree with the Company's determination not to submit a new 510(k) notice for the new model 4100 Cerebral Oximeter or that the FDA would not require the Company to submit a new 510(k) notice for any changes made to the device. If the FDA requires the Company to submit a new 510(k) notice for its new model 4100 Cerebral

Oximeter or for any device modification, the Company may be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA. See "Business--Government Regulation."

         There can be no assurance that the Company's current FDA clearance to market the Cerebral Oximeter in the United States will not be rescinded or that, if and when any additional products are developed by the Company, they will receive FDA clearance. If any current or future clearances or approvals are rescinded or denied, sales of the Company's product in the United States would be prohibited during the period the Company does not have such clearances. There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances on a timely basis or at all, and delays in receipt of or failure to receive such approvals or clearances, the loss of previously received approvals or clearances, limitations on intended use imposed as a condition of such approvals or clearances, any limitations on the Company's market required by any clearances, any resulting delays in market introduction or failure to comply with existing or future regulatory requirements would have an adverse effect on the Company's business, financial condition and results of operations. See "Business-- Government Regulation."

           The Company is subject to routine inspection by the FDA and certain state agencies for compliance with Good Manufacturing Practice ("GMP") and other applicable regulations. Changes in existing requirements or adoption of new requirements could have an adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have an adverse effect upon the Company's business, financial condition and results of operations.

         The Company also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have an adverse effect upon the Company's ability to do business.

         Congress recently enacted the FDA Modernization Act of 1997. This law is intended to make the regulatory process more consistent and efficient. It is too early to determine whether, or how, these new requirements will affect the Company.

PRODUCTS LIABILITY

         The testing, marketing and sale of patient monitoring devices entail an inherent risk that products liability claims will be asserted against the Company. The Cerebral Oximeter is intended to be used in operating rooms and other critical care hospital units with patients who may be seriously ill or may be undergoing dangerous procedures. On occasion, patients on whom the Cerebral Oximeter is being used may sustain injury or die as a result of their medical treatment or condition. If litigation is initiated because of such injury or death, the Company may be sued, and regardless of whether it is ultimately determined to be liable, the Company may incur significant legal expenses not covered by insurance. In addition, products liability litigation could damage the Company's reputation and therefore impair its marketing ability. Such litigation could also impair the Company's ability to retain products liability insurance or make such insurance more expensive. The Company has products liability insurance with a liability limit of $2,000,000. Such insurance is costly and even though it has been obtained, there can be no assurance that the Company will be able to retain such insurance or that such insurance would be sufficient to protect the Company in the event of a major defect in the Cerebral Oximeter. In the event of an uninsured or inadequately insured products liability claim based on the performance of the Cerebral Oximeter, the Company's business, financial condition and results of operations could be adversely affected. See "Business--Insurance."

DEPENDENCE ON THIRD PARTIES FOR MANUFACTURING AND SUPPLY

         The Company is dependent on various suppliers for manufacturing the components for its Cerebral Oximeter and the related disposable SomaSensor.
The Company believes each component is generally available from several potential suppliers. However, engaging additional or replacing existing suppliers of custom-designed components is costly and time consuming. The Company does not intend to maintain significant inventories of components, Cerebral Oximeters or SomaSensors. Therefore, the Company might incur delays in meeting delivery deadlines in the event a particular supplier is unable or unwilling to meet the Company's requirements. The Company would require approximately three to four months to change SomaSensor suppliers. In addition, the Company does not have direct control over the activities of its suppliers and is dependent on them for quality control, capacity, processing technologies and, in required cases, compliance with FDA GMP regulations. If the Company cannot replace certain suppliers on a timely basis when necessary, its business, financial condition and results of operations may be adversely affected. In addition, because the Company does not have long-term agreements with its suppliers, it may be subject to unexpected price increases which may adversely affect its profit margins. See "Business--Manufacturing."

SUBSTANTIAL DILUTION

         At November 30, 1997, the Company had a net tangible shareholders' equity of $1.12 per share. A purchaser of Common Shares in this offering will experience immediate and substantial dilution of $3.70 per share in that the offering price exceeds the net tangible book value of the Company after giving effect to the offering. To the extent outstanding options and warrants to purchase Common Shares are exercised, there will be further dilution to new investors. See "Dilution."

POSSIBLE VOLATILITY OF STOCK PRICE

         The market price of the Common Shares may be highly volatile. Quarterly operating results of the Company, changes in general conditions in the economy, the financial markets, or the medical equipment industry, changes in financial estimates by securities analysts or failure by the Company to meet such estimates, litigation involving the Company, actions by governmental agencies or other developments affecting the Company or its competitors, could cause the market price of the Common Shares to fluctuate substantially. In particular, the stock market may experience significant price and volume fluctuations which may affect the market price of the Common Shares for reasons that are unrelated to the Company's operating performance and that are beyond the Company's control.

BROAD DISCRETION OF MANAGEMENT TO ALLOCATE NET PROCEEDS

         The Company intends to use the net proceeds of this offering primarily to finance its operations, including increased marketing and sales activities, expanding research and development programs and for other general corporate purposes, including working capital. The amounts identified for the foregoing under "Use of Proceeds" in this Prospectus are estimates and the amounts actually expended for each such purpose and the timing of such expenditures may vary depending upon numerous factors. Management will retain broad discretion to determine the allocation of the net proceeds of this offering and the timing of expenditures.

FUTURE SALES OF COMMON SHARES; REGISTRATION RIGHTS; EXERCISE OF OPTIONS AND WARRANTS

         The number of the Company's outstanding Common Shares held by non-affiliates is large relative to the trading volume of the Common Shares. The Company is unable to predict the effect that sales of Common Shares may have on the then prevailing market price of the Common Shares. Any substantial sale of Common Shares or even the possibility of such sales occurring may have an adverse effect on the market price of the Common Shares.

         As of February 28, 1998, the Company had outstanding options and warrants to purchase an aggregate of 963,409 Common Shares. The Company has also reserved up to an additional 475,377 Common Shares for issuance upon exercise of options which have not yet been granted under the Company's stock option plans. Holders of such warrants and options are likely to exercise them when, in all likelihood, the Company could obtain additional capital on terms more favorable than those provided by the options and warrants. In addition, holders of the Regulation S Agent Warrants have piggy-back registration rights with respect to the underlying securities, and the holder of the Representative's Warrants has demand and piggy-back registration rights with respect to the underlying securities. Exercise of these registration rights may adversely affect the terms upon which the Company may obtain additional financing. Further, while its warrants and options are outstanding, the Company's ability to obtain additional financing on favorable terms may be adversely affected. See "Description of Capital Stock" and "Plan of Distribution."

POTENTIAL ANTI-TAKEOVER EFFECT

         The Board of Directors has the authority, without further approval of the Company's shareholders, to issue preferred shares (the "Preferred Shares") having such rights, preferences and privileges as the Board of Directors may determine. Any such issuance of Preferred Shares could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Shares.
In addition, the Company is subject to Michigan statutes regulating business combinations, takeovers and control share acquisitions which might also hinder or delay a change in control of the Company. Anti-takeover provisions that could be included in the Preferred Shares when issued and the Michigan statutes regulating business combinations, takeovers and control share acquisitions can have a depressive effect on the market price of the Company's securities and can limit shareholders' ability to receive a premium on their shares by discouraging takeover and tender offer bids.

         The Directors of the Company serve staggered three-year terms, and Directors may not be removed without cause. The Company's Restated Articles of Incorporation also set the minimum and maximum number of directors constituting the entire Board at three and fifteen, respectively, and require approval of holders of 90% of the Company's voting shares to amend these provisions. These provisions could have an anti-takeover effect by making it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise or the removal of incumbent officers and directors. These provisions could delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interests, including those attempts that might result in a premium over the market price for the Common Shares held by the Company's shareholders. See "Description of Capital Stock."

                                USE OF PROCEEDS

         The net proceeds to the Company from the sale of the 2,000,000 Common Shares offered hereby after deducting the Placement Agent's commissions and fees and estimated offering expenses payable by the Company, are estimated to be approximately $11,617,500, assuming a public offering price of $6.31 per share.

         The Company currently intends to use the net proceeds from the sale of the Common Shares offered hereby to finance the Company's operations, including the following:

             Increased Marketing and Sales Activities (1) . . . . . . . . . . .         $2,800,000
             Expand Research and Development Programs (2) . . . . . . . . . . .            900,000
             General Corporate Purposes (3) . . . . . . . . . . . . . . . . . .          7,917,500
                                                                                        ----------
                 Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $11,617,500
                                                                                       ===========

__________________________________
(1) Includes the cost of the Company's direct sales force, attendance at trade shows and other promotional activities.

(2) Includes the development of a Cerebral Oximeter for use on children and newborns, enhancements to the SomaSensor and the development of new products through its consulting arrangement with NeuroPhysics Corporation.

(3) Includes working capital and other ongoing Selling, General and Administrative expenses. See the Financial Statements as of, and for the year ended, November 30, 1997, included elsewhere in this Prospectus, for information about the Company's current working capital needs and ongoing Selling, General and Administrative expenses.

         The foregoing represents the Company's best estimate of its allocation of the estimated net proceeds from the sale of Common Shares offered hereby and is subject to a reapportionment of proceeds among the categories discussed above or to new categories in response to, among other things, changes in the Company's business plans, future revenues and expenses and industry, regulatory or competitive conditions. The amount and timing of expenditures will vary depending on a number of factors, including changes in the Company's contemplated operations or business plan and changes in economic and industry conditions. Any such shifts will be at the discretion of the Board of Directors and the officers of the Company.

         Pending the application of such proceeds, the Company intends to invest the net proceeds of this offering in short-term, investment- grade, interest-bearing investments.

                PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

         The Common Shares trade on The Nasdaq SmallCap Market under the trading symbol "SMTS." The following table sets forth, for the periods indicated, the range of high and low closing bid quotations as reported by Nasdaq. The prices set forth below have been adjusted to give effect to the 1-for-10 reverse stock split of the Common Shares effected on April 10, 1997.

                                                                           HIGH               LOW
                                                                           ----               ---
     Fiscal Year Ended November 30, 1996
           First Quarter  . . . . . . . . . . . . . . . . . .             $17.50              $4.10
           Second Quarter . . . . . . . . . . . . . . . . . .              25.00              10.00
           Third Quarter  . . . . . . . . . . . . . . . . . .              40.00              14.40
           Fourth Quarter . . . . . . . . . . . . . . . . . .              23.10              12.50

     Fiscal Year Ended November 30, 1997
           First Quarter  . . . . . . . . . . . . . . . . . .             $15.00              $5.63
           Second Quarter . . . . . . . . . . . . . . . . . .              11.25               3.38
           Third Quarter  . . . . . . . . . . . . . . . . . .               4.19               3.13
           Fourth Quarter . . . . . . . . . . . . . . . . . .               8.13               3.00

     Fiscal Year Ending November 30, 1998
           First Quarter                                                   $4.50              $6.50

           On February 27, 1998 the last reported sales price for the Common Shares on The Nasdaq SmallCap Market was $6.31 per share. At February 28, 1998, the Company had 567 shareholders of record.

         The bid quotations set forth above reflect inter-dealer prices, without retail markup, mark-down or commission and may not necessarily represent actual transactions.

         The Company has never paid cash dividends on its Common Shares and does not expect to pay such dividends in the foreseeable future. The Company currently intends to retain any future earnings for use in the Company's business. The payment of any future dividends will be determined by the Board in light of the conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in future financing agreements, business conditions and other factors deemed relevant by the Board.

                                 CAPITALIZATION

         The following table sets forth the actual capitalization of the Company as of November 30, 1997 and as adjusted to give effect to the sale of the 2,000,000 Common Shares offered by the Company hereby at an assumed public offering price of $6.31 and the application of the estimated net proceeds of $11,617,500 therefrom (after deducting the Placement Agent's commissions and fees and estimated offering expenses) as described in "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes to Financial Statements included elsewhere in this Prospectus.

                                                                                   AT NOVEMBER 30, 1997
                                                                             ----------------------------------
                                                                                ACTUAL             AS ADJUSTED
                                                                             ------------         ------------
                                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Shareholders' equity:
    Preferred shares; authorized, 1,000,000 shares of $.01 par value;
         no shares issued or outstanding  . . . . . . . . . . . .                 --                   --
    Common shares; authorized, 20,000,000 shares of $.01 par value;
         issued and outstanding, 4,285,334 shares at November 30,
         1997 (6,285,334 shares, as adjusted) (1) . . . . . . . .                    $43                  $63
    Additional paid-in capital  . . . . . . . . . . . . . . . . .                 41,213               52,811
    Accumulated deficit (2)   . . . . . . . . . . . . . . . . . .                (36,367)             (36,367)
                                                                                 -------              -------
         Total shareholders' equity and total capitalization  . .                $ 4,889              $16,507
                                                                                 =======              =======

__________________________
(1) Excludes (i) an aggregate of up to 1,043,872 Common Shares reserved for issuance under the Company's 1983 Stock Option Plan, 1991 Incentive Stock Option Plan, 1993 Director Stock Option Plan, 1997 Stock Option Plan and non-plan options, of which options to purchase an aggregate of 568,495 Common Shares were outstanding as of February 28, 1998, (ii) 79,394 Common Shares issuable upon the exercise of the Regulation S Agent Warrants issued in connection with the Regulation S Offerings, (iii) 115,520 Common Shares issuable upon the exercise of the Regulation S Warrants issued in connection with the Regulation S Offerings completed in July 1995 and April 1996 and (iv) 200,000 Common Shares issuable upon exercise of the Representative's Warrants issued in connection with the Company's public offering of Common Shares which closed in June 1997. See Notes 3 and 8 of Notes to Financial Statements.

(2) Management believes the accumulated deficit increased during the first quarter ended February 28, 1998 and will continue to increase in the second quarter ending May 31, 1998, and there has been and will continue to be a corresponding decrease in total capitalization.

                                    DILUTION

         The net tangible book value of the Company as of November 30, 1997 was $4,816,739, or $1.12 per Common Share. Net tangible book value per share represents the amount of net tangible assets, less total liabilities, divided by the number of Common Shares outstanding. After giving effect to the sale by the Company of 2,000,000 Common Shares offered hereby at an assumed public offering price of $6.31 per share, the net tangible book value of the Company as of November 30, 1997 would have been $16,434,239, or $2.61 per share. This represents an immediate increase in such net tangible book value of $1.49 per share to existing shareholders and an immediate dilution of $3.70 per share to new investors. The following table illustrates this per share dilution:

         Assumed public offering price per share  . . . . . . . . . . . . . . . . .                   $6.31
                 Net tangible book value per share at November 30, 1997 . . . . . .         $1.12
                 Increase in net tangible book value per share attributable to new
                   investors  . . . . . . . . . . . . . . . . . . . . . . . . . . .          1.49
                                                                                           ------

         Net tangible book value per share after giving effect to this offering . .                    2.61
                                                                                                      -----

         Dilution per share to new investors  . . . . . . . . . . . . . . . . . . .                   $3.70
                                                                                                      =====

         The foregoing assumes no exercise of options and warrants after November 30, 1997. As of February 28, 1998, there were outstanding options and warrants to purchase an aggregate of 963,409 Common Shares, and the Company had also reserved up to an additional 475,377 Common Shares for issuance upon the exercise of options which had not yet been granted under the Company's stock option plans. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. See "Capitalization."

                            SELECTED FINANCIAL DATA

         The following selected financial data as of November 30, 1997, 1996, 1995, 1994 and 1993, and for each of the years in the five-year period ended November 30, 1997 have been derived from the audited financial statements of the Company, certain of which appear elsewhere in this Prospectus together with the report of Deloitte & Touche LLP, independent auditors, whose report includes an explanatory paragraph relating to an uncertainty concerning the Company's ability to continue as a going concern. The selected financial data should be read in conjunction with the financial statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                       FISCAL YEAR ENDED NOVEMBER 30,
                                                   ----------------------------------------------------------------------
                                                     1997            1996           1995           1994            1993
                                                     ----            ----           ----           ----            ----
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues (1)  . . . . . . . . . . . . . . . .  $ 1,212        $   778         $ 1,336        $   938        $ 1,547
Cost of sales . . . . . . . . . . . . . . . . . .      632            385             658            464            763
Gross margin  . . . . . . . . . . . . . . . . . .      580            393             678            474            784
Research, development and engineering expenses. .      736            235             286            550          1,150
Selling, general and administrative expenses. . .    6,238          3,550           3,303          4,347          6,063
Net loss  . . . . . . . . . . . . . . . . . . . .  $(6,155)       $(3,304)        $(2,818)       $(4,332)       $(6,136)
Net loss per Common Share (2) . . . . . . . . . .  $ (1.88)       $ (1.77)        $ (1.67)       $ (3.41)       $ (5.75)
Weighted average number of  Common Shares
outstanding  (2). . . . . . . . . . . . . . . . .   3,272          1,867           1,684          1,270          1,068

                                                                               AT NOVEMBER 30,
                                                   ----------------------------------------------------------------------
                                                     1997            1996           1995           1994            1993
                                                     ----            ----           ----           ----            ----
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Cash and marketable securities  . . . . . . .     $  4,603       $  3,292         $   941       $  2,405       $  2,929
Working capital . . . . . . . . . . . . . . .        4,511          3,862           1,846          2,982          3,326
Total assets  . . . . . . . . . . . . . . . .        5,677          4,672           2,861          4,327          5,142
Total liabilities . . . . . . . . . . . . . .          788            618             568            808          1,039
Long-term debt and redeemable Convertible
   Preferred Shares   . . . . . . . . . . . .           --             --              20             20             60
Accumulated deficit (4) . . . . . . . . . . .      (36,367)       (30,211)        (26,907)       (24,089)       (19,757)
Shareholders' equity (3)(4) . . . . . . . . .        4,889          4,054           2,294          3,519          4,103

__________________________________
(1) Net revenues recorded in fiscal years 1997, 1996, 1995, 1994 and 1993 relate primarily to the sale of Cerebral Oximeters and SomaSensors for commercial use. For a description of the current status of the Company's loss of, and regaining, FDA clearance to market the Cerebral Oximeter in the United States, see "Business--Government Regulation," and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(2) See Note 4 of Notes to Financial Statements included in this Prospectus for information with respect to the calculation of per share data.
(3) See Statements of Shareholders' Equity of the Financial Statements included in this Prospectus for an analysis of Common Share transactions for the period from December 1, 1994 through November 30, 1997.
(4) Management believes the accumulated deficit increased during the first quarter ended February 28, 1998 and will continue to increase in the second quarter ending May 31, 1998, and there has been and will continue to be a corresponding decrease in total capitalization.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements with respect to the Company's future financial performance. These forward-looking statements are subject to various risks and uncertainties, including the factors described under "Risk Factors" and elsewhere in this Prospectus, that could cause actual results to differ materially from historical results or those currently anticipated.

RESULTS OF OPERATIONS

OVERVIEW

         Somanetics develops, manufactures and markets the INVOS Cerebral Oximeter, the only FDA-cleared, non-invasive patient monitoring system that continuously measures changes in the blood oxygen level in the adult brain. In 1988, the Company began clinical studies of the Cerebral Oximeter on human patients. In June 1992, the Company received 510(k) clearance from the FDA to market the Cerebral Oximeter in the United States for use on adults. The Company began commercial shipments of Cerebral Oximeters and SomaSensors in May 1993. In November 1993, the FDA rescinded the Company's clearance to market the Cerebral Oximeter and the related disposable SomaSensor in the United States, and the Company suspended all commercial sales. In February 1994, the Company resumed marketing its product in several foreign countries, and in June 1996 the Company received clearance from the FDA to market the Cerebral Oximeter and the related disposable SomaSensor in the United States. In October 1997, the Company obtained FDA clearance for advances in its INVOS technology that are incorporated in its new model 4100 Cerebral Oximeter. The new model 4100 Cerebral Oximeter was introduced in October 1997 and became available in the first quarter of fiscal 1998.

         During fiscal 1997, 1996 and 1995, the Company's primary activities consisted of research and development of the INVOS technology, the Cerebral Oximeter and the related disposable SomaSensor. The Company recently emerged from the development stage and had an accumulated deficit of $36,366,536 through November 30, 1997. The Company believes that its accumulated deficit will continue to increase for the foreseeable future.

         The Company derives its revenues from sales of Cerebral Oximeters and SomaSensors to its distributors and, since the June 1996 FDA clearance, to hospitals in the United States through its direct sales employees. The Company recognizes revenues when it ships its product to its distributors or to hospitals. Payment terms are generally net 30 days for United States sales and net 60 days or longer for international sales. The Company's primary expenses, excluding the cost of its product, are selling, general and administrative and research, development and engineering, which are generally expensed as incurred. The Company capitalizes its patent costs and amortizes them over 17 years. Since May 1994, the Company has exchanged model 3100A Cerebral Oximeters for its model 3100 Cerebral Oximeters. The Company refurbished the model 3100 Cerebral Oximeters it received and sold them approximately at cost in countries that do not require compliance with the standards met by the model 3100A. In the first quarter of 1998, the Company began offering to exchange model 4100 Cerebral Oximeters for model 3100A Cerebral Oximeters and cash equal to the difference in sales prices of the two models. Such sales reduce the Company's overall gross margin.

FISCAL YEAR ENDED NOVEMBER 30, 1997 COMPARED TO FISCAL YEAR ENDED NOVEMBER 30, 1996

         Net revenues increased approximately $434,000, or 56%, from $778,200 in the fiscal year ended November 30, 1996 to $1,211,784 in the fiscal year ended November 30, 1997. The increase in revenues was primarily attributable to an increase in United States sales for fiscal 1997 of approximately $490,000, from approximately $33,000 in fiscal 1996 to approximately $523,000 in fiscal 1997. The sales increase was partially offset by a

$56,000 decrease in international sales in fiscal 1997 compared to fiscal 1996, primarily due to reduced shipments to Baxter Limited in Japan, which is delaying purchases until shipment of the new model 4100 Cerebral Oximeter is permitted in Japan, and a 21% decrease in the average selling price of Cerebral Oximeters in fiscal 1997 compared to fiscal 1996 primarily as a result of lower international prices for the Cerebral Oximeter, partially offset by increased prices realized by the Company as a result in a change in the mix between sales directly to hospitals and sales through distributors.

         Approximately 57% of the Company's net revenues in fiscal 1997 were export sales, as compared to approximately 96% in fiscal 1996. Sales of model 3100A Cerebral Oximeters, SomaSensors, and refurbished model 3100 Cerebral Oximeters comprised approximately 60%, 30% and 10%, respectively, of the Company's fiscal year 1997 net revenues, and 63%, 23% and 14%, respectively, of the Company's fiscal year 1996 net revenues. Two international distributors and one United States distributor accounted for approximately 28%, 11%, and 12%, respectively, of net revenues for fiscal year 1997, and two international distributors accounted for approximately 62% and 15%, respectively, of net revenues for fiscal year 1996.

         Gross margin as a percentage of net revenues for the fiscal years ended November 30, 1997 and 1996 were approximately 48% and 51%, respectively. Gross margin as a percentage of net revenues decreased in fiscal 1997 from fiscal 1996 primarily because the Company realized lower average selling prices for model 3100A Cerebral Oximeters in fiscal 1997, the cost to the Company of the SomaSensor was higher in fiscal 1997, and SomaSensors were a larger portion of overall sales. This decrease was partially offset by the decrease in the portion of net revenues attributable to refurbished model 3100 Cerebral Oximeters in fiscal 1997.

         The Company's research, development and engineering expenses increased approximately $501,000, or 213%, from $235,354 for the fiscal year ended November 30, 1996 to $736,427 for the fiscal year ended November 30, 1997. The increase in fiscal 1997 is primarily attributable to increased costs of development materials and consulting fees in connection with new product development, principally the new model adult Cerebral Oximeter, increased clinical testing and an increase in research, development, and engineering personnel from two employees at November 30, 1996 to five employees at November 30, 1997.

         Selling, general and administrative expenses increased approximately $2,688,000, or 76%, from $3,549,939 for the fiscal year ended November 30, 1996 to $6,238,330 for the fiscal year ended November 30, 1997. The increase for fiscal 1997 is primarily attributable to (i) a $1,539,000 increase in salaries, wages, incentive compensation and related expenses as a result of the additional personnel hired during fiscal 1997 (from 30 employees as of November 30, 1996, eight of which were hired during the fourth quarter of fiscal 1996, to 40 employees as of November 30, 1997, most of whom were on the payroll for the entire fiscal 1997), (ii) a $446,000 increase in selling-related expenses primarily as a result of increased expenses for employee travel, medical affairs, marketing, clinical research, and sales demonstration equipment use, and industry trade shows and advertising, (iii) a $280,000 increase in miscellaneous expense primarily related to inventory obsolescence reserves recorded during the third and fourth quarters of fiscal 1997, (iv) a $152,000 increase in bad debt expense and (v) a $276,000 increase in other personnel and office-related expenses, including temporary services, telephone, recruiting and training, and office supplies.

FISCAL YEAR ENDED NOVEMBER 30, 1996 COMPARED TO FISCAL YEAR ENDED NOVEMBER 30, 1995

         Net revenues decreased approximately $558,000, or 42%, from $1,335,970 in the fiscal year ended November 30, 1995 to $778,200 in the fiscal year ended November 30, 1996. The decrease in revenues was primarily attributable to a more than 20% decrease in the average selling price of model 3100A Cerebral Oximeters to distributors and reduced shipments to Europe and to Baxter Limited in Japan. Approximately 96% and 100% of the Company's net revenues in fiscal 1996 and 1995, respectively, were export sales. Sales of refurbished model 3100 Cerebral Oximeters, model 3100A Cerebral Oximeters and SomaSensors comprised approximately 14%, 63% and 23%, respectively, of the Company's fiscal year 1996 net revenues, and 10%, 74% and 16%, respectively, of the Company's fiscal year 1995 net revenues.

         Two international distributors accounted for approximately 62% and 15%, respectively, of net revenues for fiscal year 1996, and approximately 53% and 13%, respectively, of net revenues for fiscal year 1995. The Company terminated its Japanese distributor effective January 28, 1995. In March 1995, the Company announced the engagement of Baxter Limited as its exclusive distributor in Japan. In April 1995, the Company received its license from the Japanese Ministry of Health and Welfare to market its product in Japan.

         Gross margin as a percentage of net revenues for the fiscal years ended November 30, 1996 and 1995 were approximately 51% and 51%, respectively. Gross margin as a percentage of net revenues decreased in fiscal 1996 from fiscal 1995 primarily because 14% of net revenues in fiscal 1996 consisted of sales of refurbished model 3100 Cerebral Oximeters, and because of lower average selling prices for model 3100A Cerebral Oximeters and an increase in the cost of the SomaSensor, partially offset by an approximately 10% decrease in materials cost for the Cerebral Oximeter in fiscal 1996.

         The Company's research, development and engineering expenses decreased approximately $51,000, or 18%, from $285,893 for the fiscal year ended November 30, 1995 to $235,354 for the fiscal year ended November 30, 1996. The decrease in fiscal 1996 is primarily attributable to an approximately $70,000 charge in fiscal 1995 to engineering expenses for obsolete purchased parts inventory relating to engineering design changes to the model 3100A Cerebral Oximeter, partially offset by increased consulting fees in fiscal 1996 in connection with new product development since the Company received 510(k) clearance for the Cerebral Oximeter.

         Selling, general and administrative expenses increased approximately $247,000, or 7%, from $3,302,751 for the fiscal year ended November 30, 1995 to $3,549,939 for the fiscal year ended November 30, 1996. The increase for fiscal 1996 is primarily attributable to (i) a $217,000 increase in selling-related expenses, primarily due to the costs of providing Cerebral Oximeters for clinical research and to United States sales personnel and the added cost of promotional equipment and materials in the United States, partially offset by a decrease in travel and related expenses and two fewer employees in sales and marketing for approximately seven months of the fiscal year, (ii) one-time charges of $175,000 for write-downs of excess refurbished model 3100 Cerebral Oximeters and obsolete inventory, (iii) an increase in non-productive, indirect labor and overhead of $197,000 and (iv) a $71,000 increase in warranty expenses, partially offset by (a) a decrease of $237,000 in salaries and wages, primarily due to a reduction in payroll and related benefits, partially offset by an increase in temporary and contract labor and an increase in consulting services, (b) a $134,000 decrease in occupancy costs principally due to the reduction in personnel and the expiration of operating leases and (c) a decrease in depreciation and amortization expenses of $67,000.

         The $121,500 bad debt recovery (resulting from the returns of INVOS 3100 Cerebral Oximeters by United States distributors whose receivables had been written off), $57,200 reversal of the reserve for the extra cost of exchanging new INVOS 3100A Cerebral Oximeters for INVOS 3100 Cerebral Oximeters held by United States distributors who had not yet paid for their Cerebral Oximeters, and the cost of upgrading model 3100 Cerebral Oximeters, and $27,600 reversal of the reserve for replacing SomaSensors recalled in 1993, were partially offset by a $150,000 reserve accrued for excess INVOS 3100 Cerebral Oximeters in inventory and obsolete inventory and a $46,000 reserve for doubtful accounts taken in connection with receivables from some foreign distributors. These amounts are included in selling, general and administrative expenses for fiscal 1996.

EFFECTS OF INFLATION

         The Company does not believe that inflation has had a significant impact on its financial position or results of operations in the past three years.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash used in operations during fiscal 1997 was approximately $5,436,000. Cash was used primarily to fund the Company's net loss, including selling, general and administrative expenses and research, development and engineering expenses (approximately $6,105,000, net of depreciation and amortization expense). This primary use of cash was partially offset by a decrease in net inventory (approximately $498,000) due to management's decision to lower inventory levels of INVOS 3100A Cerebral Oximeters and its components to prepare for the introduction of the new model 4100 Cerebral Oximeter and increased inventory obsolescence recorded in the third and fourth quarters of fiscal 1997 in anticipation of the new product launch, and an increase in accrued liabilities (approximately $144,000) as of the end of fiscal 1997. Accounts receivable increased only $262. Higher sales were substantially offset by increased allowances for doubtful accounts. Accounts payable increased $26,462. The Company used some of the proceeds of its public offering of Common Shares, which closed on June 4, 1997, to pay previously delayed balances due vendors; however, as of November 30, 1997 payables were increasing due to inventory purchases related to the beginning of production of the Company's new model 4100 Cerebral Oximeter. Capital expenditures in fiscal 1997 were approximately $244,000, primarily for tooling to manufacture the new model 4100 Cerebral Oximeter.

         The Company's principal sources of operating funds have been the proceeds of equity investments from sales of the Company's Common Shares. See Statements of Shareholders' Equity of the Company's Financial Statements included elsewhere in this Prospectus. On June 4, 1997, the Company closed the public offering of 2,000,000 newly-issued Common Shares, at a price of $4.00 per share, for gross proceeds of $8,000,000, through an offering underwritten by Brean Murray & Co., Inc. The net proceeds to the Company, after deducting the underwriting discount and expenses of the offering, were approximately $7,000,000.

         As of November 30, 1997 the Company had working capital of $4,510,973, cash, cash equivalents and marketable securities of $4,603,156, total current liabilities of $788,476 and shareholders' equity of $4,888,956.

         The Company expects that its primary needs for liquidity in fiscal 1998 will be (i) to fund its losses and sustain its operations, including funding (a) marketing costs for the Cerebral Oximeter; (b) additional sales and marketing, manufacturing, service, quality control and medical affairs personnel expected to be hired in fiscal 1998; (c) further development and testing of enhancements to the SomaSensor, and product extensions of the Cerebral Oximeter; and (d) additional research and development projects and
(ii) for working capital, including increased accounts receivable and inventories of components and sales units to satisfy expected sales orders. In addition, management has budgeted approximately $370,000 for capital expenditures during fiscal 1998, primarily for demonstration units of its new model 4100 Cerebral Oximeter.

         The Company believes that the cash, cash equivalents and marketable securities on hand at November 30, 1997 together with the net proceeds of this offering will be sufficient to sustain the Company's operations at budgeted levels and its needs for liquidity into the year 2000. By that time the Company will be required to raise additional cash either (i) through additional sales of its product, (ii) through sales of securities, (iii) by incurring indebtedness or (iv) by some combination of the foregoing. If the Company is unable to raise additional cash by that time, it will be required to reduce or discontinue its operations.

         The estimated length of time current cash, cash equivalents and marketable securities will sustain the Company's operations is based on certain estimates and assumptions made by the Company. Such estimates and assumptions are subject to change as a result of actual experience. There can be no assurance that actual capital requirements necessary to market the Cerebral Oximeter and SomaSensor, to develop enhancements to the SomaSensor, and product extensions of the Cerebral Oximeter, to conduct research and development concerning additional potential applications of the Company's technology and for working capital will not be substantially greater than current estimates.

         The Company does not believe that product sales will be sufficient to fund the Company's operations in fiscal 1998. There can be no assurance that the Company will be able to achieve the level of sales necessary to sustain its operations. The report of the Company's Independent Auditors contains an explanatory paragraph relating to the uncertainty concerning the Company's ability to continue as a going concern. See "Independent Auditors Report" accompanying the Financial Statements included elsewhere in this Prospectus.

         As of November 30, 1997, there were 60,400 redeemable warrants outstanding, exercisable at $20.00 per share until July 13, 2000, and 55,120 redeemable warrants outstanding exercisable at $17.50 per share until April 1, 2001. These warrants were issued in the Company's 1995 and April 1996 Regulation S Offerings. The conditions permitting the Company to redeem these warrants have not been met as of February 28, 1998. In addition, the placement agents and their transferees hold warrants to purchase 64,394 Common Shares exercisable at $12.50 per share and 15,000 warrants exercisable at $14.40 per share. Also, the underwriter of the 1997 public offering received warrants to purchase 200,000 Common Shares exercisable at $4.80 per share. It is unlikely that these warrants will be exercised if the exercise price exceeds the market price of the Common Shares.

         The Company has no loan commitments.

         The Company's ability to use its accumulated net operating loss carryforwards to offset future income, if any, for income tax purposes, is limited due to the initial public offering of its securities in March 1991. See Note 6 of Notes to Financial Statements included elsewhere in this Prospectus.

YEAR 2000 COMPLIANCE

         The Company does not expect the cost of converting its computer systems to year 2000 compliance will be material to its financial condition or results of operations. The Company believes that it will be able to achieve year 2000 compliance by the end of 1999, and does not currently anticipate any disruption in its operations as the result of any failure by the Company to be in compliance. The Company does not currently have any information concerning the year 2000 compliance status of its suppliers and customers.

NEW ACCOUNTING PRONOUNCEMENTS

         In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This Statement establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly-held common shares or potential common shares. This Statement replaces the presentation of primary EPS and fully-diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings. This Statement is not expected to have a material effect on the Company's reported EPS amounts. The Statement is effective for the Company's financial statements for the quarter ended February 28, 1998.

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for reporting and display of comprehensive income and its components in financial statements. The Statement is effective for the Company's financial statements for the year ending November 30, 1999.

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the way a public business enterprise reports certain information about operating segments, and discloses enterprise-wide information about the company's products and services, activities in different geographic areas, and the company's reliance on major customers. The statement is effective for the Company's financial statements for the year ending November 30, 1999.

                                    BUSINESS

THE COMPANY

         Somanetics develops, manufactures and markets the Cerebral Oximeter, the only FDA-cleared, non-invasive patient monitoring system that continuously measures changes in the blood oxygen level in the adult brain. The Cerebral Oximeter was developed to meet the need for information about oxygen in the brain, the organ least tolerant of oxygen deprivation. Brain oxygen information, therefore, is important, especially in surgical procedures requiring general anesthesia and in other critical care situations with a high risk of brain oxygen imbalances. The Company targets surgical procedures with a high risk of brain oxygen imbalances, such as cardiovascular and vascular surgeries and surgeries on elderly patients involving abnormal blood pressure. Surgeons, anesthesiologists and other medical professionals use the Cerebral Oximeter to identify brain oxygen imbalances and take corrective action, potentially improving patient outcome and reducing the cost of care.

         The Cerebral Oximeter is a relatively inexpensive, portable and easy-to-use monitoring system placed at a patient's bedside in hospital critical care areas, especially operating rooms, recovery rooms, ICUs and emergency rooms. It is comprised of (i) a portable unit including a computer and a display monitor, (ii) dual single-use, disposable sensors, the SomaSensors, (iii) proprietary software and (iv) a preamplifier cable. SomaSensors can be adhered to both sides of a patient's forehead to offer bi-lateral monitoring and are connected to the computer through the preamplifier cable. The computer uses the Company's proprietary software to analyze information received from the SomaSensor and provides a continuous digital and trend display on the monitor of an index of the oxygen saturation in the area of the brain under the SomaSensor. Users of the Cerebral Oximeter will be required to purchase disposable SomaSensors on a regular basis because of their single-use nature.

         In October 1997, the Company obtained FDA clearance for advances in its INVOS technology that are incorporated in its new model INVOS 4100 Cerebral Oximeter. The new model 4100 Cerebral Oximeter was introduced in October 1997 at two industry trade shows and became available in the first quarter of fiscal 1998. The Company's objective is to establish the Cerebral Oximeter as a "standard of care" in surgical procedures requiring general anesthesia and in other critical care situations.

MARKET OVERVIEW

INDUSTRY BACKGROUND

         The brain is the human organ least tolerant of oxygen deprivation. Without sufficient oxygen, brain damage may occur within a few minutes, which can result in paralysis, severe and complex disabilities or death. Undetected brain hypoxia (insufficiency of oxygen delivery) and ischemia (tissue oxygen starvation due to the obstruction of the inflow of arterial blood) are common causes of brain damage and death during and after many surgical procedures and in other critical care situations. A December 1996 article in The New England Journal of Medicine reported on a 24-institution study and concluded that adverse cerebral outcomes after coronary artery bypass graft surgery are relatively common and serious and are associated with substantial increases in death, length of hospitalization and use of intermediate- or long-term care facilities. Adverse cerebral outcomes occurred in 6.1% of the patients included in the study. Additional studies have estimated that a higher percentage of patients experience some neurological decline after heart surgery and that insufficiency of oxygen delivery to the brain is a frequent cause of this problem. The New England Journal article concluded that new diagnostic and therapeutic strategies must be developed to lessen such injury.

         Oxygen is carried to the brain by hemoglobin in the blood. Hemoglobin passes through the lungs, bonds with oxygen and is pumped by the heart through arteries and capillaries to the brain. Brain cells extract the oxygen and the blood carries away carbon dioxide through the capillaries and veins back to the lungs. Brain oxygen imbalances can be caused by several factors, including changes in oxygen saturation (the percentage of hemoglobin contained in a given amount of blood which carries oxygen) in the arteries, blood flow to the brain, hemoglobin concentration and oxygen consumption by the brain.

         Brain oxygen information is important in surgical procedures requiring general anesthesia, in other critical care situations with a high risk of brain oxygen imbalances, as well as in the treatment of patients with head injuries or strokes. These procedures include cardiovascular and vascular surgeries, surgeries on elderly patients involving abnormal blood pressure, any neurosurgery, major surgeries involving the neck, transplant surgeries and treatments of patients with diseases resulting from high blood pressure, lung problems, or head, organ or heart injuries and treatment of patients suffering from strokes. These patients are most commonly found in operating rooms as well as in the other critical care areas of hospitals, especially recovery rooms, ICUs and emergency rooms. The Company believes that medical professionals need immediate and continuous information about changes in the oxygen levels in the blood in the brain to identify brain oxygen imbalances. After they are alerted to such imbalances, medical professionals have the information to take corrective action through the introduction of medications, anesthetic agents or mechanical intervention, potentially improving patient outcome and reducing the costs of care. Immediate and continuous information about changes in brain oxygen levels also provides immediate feedback regarding the adequacy of the selected therapy. Equally important, without information about brain oxygen levels, therapy that may not be necessary might be initiated to assure adequate brain oxygen levels. Unnecessary therapy can have an adverse impact on patient safety and increase hospital costs.

         An independent industry report estimates that there are approximately 62,000 operating rooms worldwide performing approximately 48 million surgeries involving general anesthesia every year. Industry sources estimate that, in 1993, there were more than 4.4 million surgeries involving the heart or the blood vessels around the heart in the United States. Such surgeries include more than 600,000 open heart surgeries and 89,000 endarterectomies (the removal of blockage in the artery). Industry sources estimate, based on a 1985 survey, that there were more than 26,800 operating rooms in the United States and, based on a 1993 survey, that there were more than 6,100 ICUs in the United States with more than 90,000 beds.

         Currently, several different methods are used to detect one or more of the factors affecting brain oxygen levels or the effects of brain oxygen imbalances. These methods include invasive jugular bulb catheter monitoring, transcranial Doppler, electroencephalograms ("EEG"), intracranial pressure monitoring and neurological examination. These methods have not been widely adopted to monitor brain oxygen levels in critical care situations for a variety of reasons. The use of any of these methods is limited because it is either expensive, difficult or impractical to use as a brain monitor, invasive, not available under certain circumstances (such as when the patient is unconscious or has suppressed neural activity), not able to measure all of the factors that may affect brain oxygen imbalances, not organ specific, not able to provide continuous information or able to measure only the effects of brain oxygen imbalances.

         Arterial oxygen saturation is only one of the factors that can affect oxygen imbalances in the brain. Pulse oximetry measures oxygen saturation in the arteries. It is non-invasive, uses optical spectroscopy and has become a standard of care for measuring arterial oxygen saturation in critical care situations. However, pulse oximeters require a strong pulse, making them unavailable during bypass surgeries, surgeries involving induced hypothermia or any other time the patient does not have a strong peripheral pulse. Pulse oximeters provide information about the oxygen saturation of the arteries in a finger or earlobe, not oxygen imbalances in the brain. Changes in the oxygen balance in the brain may not have any affect on the oxygen levels in a finger or earlobe. For example, a blocked artery to the brain would affect oxygen in the brain, but would not affect the amount of oxygen in the arteries in the finger.

         The Cerebral Oximeter is the only FDA-cleared, non-invasive monitoring system that provides continuous information about changes in the blood oxygen level in the adult brain. It is easy to use and relatively inexpensive and provides medical professionals with new information to help them identify brain oxygen imbalances. This information may facilitate timely intervention, provide feedback regarding the adequacy of the selected therapy and provide medical professionals with additional assurance when they make decisions regarding the need for therapy, thereby potentially improving patient outcome and reducing the cost of care.

MARKET TRENDS

         The Company believes the market for its product is driven by the following market trends:

         Demand to Reduce Health Care Costs. Hospitals in the United States are increasingly faced with direct economic incentives to control health care costs and improve the efficiency of health care through improved labor productivity, shortened hospital stays and more selective performance of medical procedures and use of facilities and equipment. Hospitals often receive a fixed fee from Medicare, managed care organizations and private insurers based on the disease diagnosed, rather than based on the services actually performed. Therefore, hospitals are increasingly focused on avoiding unexpected costs, such as those associated with increased hospital stays resulting from patients with brain damage or other adverse outcomes following surgery. This focus on avoiding unexpected costs is especially pronounced in the operating room and other hospital critical care areas due to their high operating costs. The economic and human costs of brain damage can be tremendous. Even short extensions of hospital stays resulting from brain damage can be expensive. In addition, overtreating a patient as a result of lack of knowledge about brain oxygen levels can result in unnecessary costs.

         Organ-Specific Monitoring; Current Emphasis on the Brain. The Company believes that physicians and hospitals are increasingly interested in monitoring the status of specific organs in the body, especially the brain. It also believes there is an increased interest in understanding how the brain functions and in finding ways to prevent injury to, and cures to diseases affecting, the brain. The Company believes that this interest has led to a greater focus on monitoring the brain, both to determine how it functions and to monitor the effects of various actions on the brain.

         Less Invasive Medical Procedures. The Company believes there is a trend toward less invasive medical procedures. Notable examples include laparoscopic procedures in general surgery and arthroscopic procedures in orthopedic surgery. Such procedures are designed to reduce trauma, thereby decreasing complications, reducing pain and suffering, speeding recovery and decreasing costs associated with patient care. The Company also believes that there is a trend to minimize invasive procedures relating to the brain to increase the safety of patients and medical professionals, reduce recovery time and minimize costs.

         Aging Population. According to the Administration on Aging, United States Department of Health and Human Services, 33.5 million persons in the United States were age 65 or older in 1995, representing 13% of the population. The number of Americans age 65 or older increased by approximately 2.3 million, or 7%, between 1990 and 1995, compared to an increase of 5% for the under-65 population. The Administration on Aging predicts that the number of Americans age 65 or older will increase to approximately 34.7 million by the year 2000 and to 53.2 million by the year 2020. The Company believes that older patients require a higher level of medical care using more procedures in which the patient or the procedure involves a risk of brain oxygen imbalances. Medical and surgical procedure growth rate has remained steady recently, and industry analysts expect this trend to continue.

BUSINESS STRATEGY

         The Company's objective is to establish the Cerebral Oximeter as a "standard of care" in surgical procedures requiring general anesthesia and in other critical care situations. Key elements of the Company's strategy are as follows:

         Target Surgical Procedures With a High Risk of Brain Oxygen Imbalances. The Company targets surgical procedures with a high risk of brain oxygen imbalances, such as cardiovascular and vascular surgeries and surgeries on elderly patients involving abnormal blood pressure. The Company believes that the medical professionals involved in these surgeries are the most aware of the risks of brain damage resulting from brain oxygen imbalances. Therefore, the Company believes that it will be easier to demonstrate the clinical benefits of the Cerebral Oximeter and potentially gain market acceptance for its product in connection with these surgeries.

         Demonstrate Clinical Benefits and Promote Acceptance of the Cerebral Oximeter. The Company sponsors clinical studies using the Cerebral Oximeter to provide additional evidence of its benefits. The resulting publication of any favorable peer-reviewed papers is used to help convince the medical community of the clinical benefits of the Cerebral Oximeter. The Company also promotes acceptance of the Cerebral Oximeter in the medical community by encouraging surgeons, anesthesiologists and nurses in leading hospitals, whose opinions and practices the Company believes are valued by other hospitals and physicians, to use the Cerebral Oximeter on a trial basis. The Company believes that successful evaluations of the Cerebral Oximeter by these medical professionals will accelerate the acceptance of the Cerebral Oximeter by other medical professionals. The Company is sponsoring discussions among physicians who have used the Cerebral Oximeter about its clinical benefits.

         Expand Marketing and Sales Activities. The Company has recently established a distribution network consisting of its direct sales employees and distributors. The Company is expanding its marketing and sales efforts to increase the medical community's exposure to its INVOS technology and the Cerebral Oximeter, including increased participation in trade shows and medical conferences and increased product evaluations. The Company is aggressively marketing its product through its existing sales force and leverages its sales resources through the use of its distributors, including Baxter Limited in Japan.

         Develop Additional Applications of the Cerebral Oximeter. The Company is in the process of developing product-line extensions of the Cerebral Oximeter for use on children and newborns. The Company believes that these natural extensions of its existing product will increase the market for the Cerebral Oximeter without the more significant development efforts required for entirely new products. Research being conducted on children and newborns is expected to result in a SomaSensor that can fit smaller heads. The Company believes that non-invasive monitoring is especially important in this patient population, as they generally have lower oxygen reserves than adults, have less blood volume from which to make invasive blood gas measurements and are less tolerant of painful skin punctures and infections.

         License its Technology to Medical Device Manufacturers. The Company plans to license its Cerebral Oximeter technology to other medical device manufacturers to expand the installed base of Cerebral Oximeters and increase the demand for SomaSensors. Such a license might be made to a company interested in incorporating the Cerebral Oximeter into a multi-function monitor. The Company believes that such an arrangement could provide another distribution channel for the Company's Cerebral Oximeter. The Company, however, has no current commitments for any such licenses.

         In addition, the Company is analyzing the feasibility of other applications of its technology. The Company has a consulting arrangement with NeuroPhysics Corporation in connection with research into the feasibility of four new products. See "--Research and Development."

PRODUCT AND TECHNOLOGY

THE CEREBRAL OXIMETER

         The Company's Cerebral Oximeter is the only FDA-cleared, non-invasive patient monitoring system that provides continuous information about changes in the blood oxygen level in the adult brain. It is a portable and easy-to-use monitoring system that is placed at a patient's bedside in hospital critical care areas, especially operating rooms, recovery rooms, ICUs and emergency rooms. Surgeons, anesthesiologists and other medical professionals use the information provided by the Cerebral Oximeter to identify brain oxygen imbalances and take corrective action, potentially improving patient outcome and reducing the cost of care. Once the cause of a cerebral oxygen imbalance is identified and therapy is initiated, the Cerebral Oximeter provides immediate feedback regarding the adequacy of the selected therapy. It can also provide medical professionals with an additional level of assurance when they make decisions regarding the need for therapy.

         Unlike certain existing monitoring methods, the Cerebral Oximeter functions even when the patient is unconscious, lacks a strong peripheral pulse or has suppressed neural activity. The measurement made by the Cerebral Oximeter is dominated by the blood in the veins. Therefore, it responds to the changes in factors that affect the balance between cerebral oxygen supply and demand, including changes in arterial oxygen saturation, cerebral blood flow, hemoglobin concentration and cerebral oxygen consumption. The Cerebral Oximeter responds to global changes in brain oxygen levels and to events that effect the brain oxygen levels in the region beneath the SomaSensor.

         The Cerebral Oximeter monitoring system is comprised of (i) a portable unit including a computer and a display monitor, (ii) dual single-use, disposable sensors, the SomaSensors, (iii) proprietary software and (iv) a preamplifier cable. SomaSensors can be adhered to both sides of a patient's forehead to offer bi-lateral monitoring and are connected to the computer through the preamplifier cable. The SomaSensor continuously transmits and receives predetermined wavelengths of light sent through the scalp, muscle and skull into the brain tissue. The computer receives the information about the intensity of the light scattered by the blood and tissue in the area being monitored. The computer uses the Company's proprietary software to analyze this information and provide a continuous digital and trend display on the monitor of an index of the oxygen saturation in the area of the brain under the SomaSensor.

         The portable unit includes a menu driven user interface which provides easy access for setting high and low audible alarms and permits a customized display format and data retrieval. Single-function keys offer a convenient means of powering the Cerebral Oximeter, silencing alarms, marking important events and printing results that can be stored for up to 24 hours and retrieved by a variety of standard, commercially available printers. The new model 4100 Cerebral Oximeter measures approximately 9 inches wide, 8 inches high and 8 inches deep and weighs approximately 15 pounds.

         The suggested list prices for the new model 4100 Cerebral Oximeter and the SomaSensor in the United States are $11,995 and $35, respectively. Users of the Cerebral Oximeter will be required to purchase disposable SomaSensors on a regular basis. The SomaSensor may only be used once because after one use it may become contaminated and its effectiveness is not warranted by the Company. The Company provides a one-year warranty on the Cerebral Oximeter, which the Company will satisfy by repairing or exchanging those units in need of repair. The Company also expects to offer maintenance agreements and service for the Cerebral Oximeter for a fee after the warranty expires.

         The following table summarizes the principal features and related benefits of the Cerebral Oximeter:

                        FEATURES                                               BENEFITS
----------------------------------------------------------------------------------------------------------------
  FDA-cleared                                            -       Access to United States and certain foreign
                                                                 markets

  Non-invasive                                           -       Consistent with market trend toward less
                                                                 invasive medical procedures
                                                         -       No risk to patients and medical
                                                                 professionals
                                                         -       No added patient recovery costs

  Continuous Information                                 -       Immediate information regarding brain
                                                                 oxygen imbalances
                                                         -       Real-time guide to therapeutic
                                                                 interventions

  New Organ-Specific Information                         -       Provides information about oxygen
                                                                 imbalances in both sides of the brain

  Relatively Inexpensive                                 -       Low cost relative to other brain monitors
                                                                 and medical devices
                                                         -       Small portion of the cost of the procedures
                                                                 in which it is used
                                                         -       New information can potentially improve
                                                                 patient outcome and reduce the cost of care

  Easy-to-Use                                            -       Does not require a trained technician to
                                                                 operate or interpret
                                                         -       Automatic SomaSensor calibration
                                                         -       Simple user interface and controls
                                                         -       Audible alarm limits

  Effective in Difficult Circumstances                   -       Provides information when the patient is
                                                                 unconscious, lacks a strong peripheral
                                                                 pulse or has suppressed neural activity,
                                                                 specifically during cardiac arrest,
                                                                 hypothermia, hypertension, hypotension and
                                                                 hypovolemia
                                                         -       Indicates oxygen imbalances in the brain,
                                                                 not just blood flow, oxygenation of the
                                                                 arteries or the effects of imbalances

  Portable                                               -       Placed at patient's bedside


OPTICAL SPECTROSCOPY TECHNOLOGY

         The Company's proprietary In Vivo Optical Spectroscopy ("INVOS") technology is based primarily on the physics of optical spectroscopy. Optical spectroscopy is the interpretation of the interaction between matter and light. Spectrometers and spectrophotometers function primarily by shining light through matter and measuring the extent to which such light is transmitted through, or scattered or absorbed by, matter. Physicians and scientists can use spectrophotometers to examine human blood and tissue. Although most human tissue is opaque to ordinary light, certain wavelengths penetrate tissue more easily than others.
Therefore, by shining light of appropriate wavelengths into the body and measuring its transmission, scattering and absorption, or a combination, physicians can obtain information about the matter under analysis. Optical spectroscopy generates no ionizing radiation and produces no known hazardous effects.

         Optical spectroscopy was first used clinically in the 1940s at the Sloan-Kettering Institute for cancer research. The pulse oximeter uses optical spectroscopy to determine the oxygen saturation of the blood in the arteries in peripheral tissue, such as in a finger or an earlobe. By identifying the hemoglobin and the oxygenated hemoglobin and measuring the relative amounts of each, oxygen saturation of hemoglobin can be measured. However, the use of optical spectroscopy in the body has not generally been useful when the substances to be measured are surrounded by, are behind, or are near bone, muscle or other tissue, because the transmission, scattering and absorption of the transmitted light produces extraneous data that interferes with analysis of the data from the area being examined.

INVOS TECHNOLOGY

         The Cerebral Oximeter is based on INVOS technology. In 1982, the Company commenced research and development efforts in connection with a spectroscopic instrument for the measurement of breast tissue abnormalities. The Company's first product, the Somanetics INVOS 2100 System (the "INVOS 2100"), used the same INVOS technology as the Cerebral Oximeter. Subsequently, the Company commenced analysis of the application of INVOS technology to the measurement of changes in cellular metabolism in the brain. Early studies conducted in conjunction with the Henry Ford Neurosurgical Institute, demonstrated the ability of the Company's INVOS technology to make certain measurements which were highly correlated to controlled changes in animal brain cell metabolism. In 1988, the Company began clinical studies of the Cerebral Oximeter on human patients in operating rooms, emergency rooms and ICUs at Henry Ford Hospital and later at Bowman Gray School of Medicine and Mount Sinai Medical Center.

         Like other applications of optical spectroscopy, INVOS technology also analyzes various characteristics of human blood and tissue by measuring and analyzing low-intensity visible and near-infrared light transmitted into portions of the body. It measures the composition of substances by detecting the effect they have on light. The INVOS technology measurement is made by transmitting low-intensity visible and near infrared light through a portion of the body and detecting the manner in which the molecules of the exposed substance interact with light at specific wavelengths. INVOS technology detects this interaction by measuring the intensity of the various wavelengths of light received by light sensors. By measuring the effect on specific wavelengths of light caused by oxygenated hemoglobin contained in blood in the region of the brain being monitored, the Cerebral Oximeter can monitor changes in the approximate oxygen saturation of the hemoglobin in such region of the brain.

[Diagram of how dual sensors work]

                    Patented Dual Detector SomaSensor (R)

                                  [DIAGRAM]

         The Company has developed a method of reducing extraneous spectroscopic data caused by surrounding bone, muscle and other tissue. This method allows data to be gathered from areas of the body which previously could not be analyzed using optical spectroscopy. The dual detector design of the SomaSensor enables the measurement of scattered light intensities from the intermediate tissues of skin, muscle and skull in a separate process. As illustrated above, the depth of penetration of the light signal is related to the distance between the light source and the shallow and deep detectors.
While both detectors receive similar information about the tissue outside the brain, the detector further from the signal source receives more information specific to the brain than does the detector closer to the light source. By subtracting the two measurements, INVOS technology is able to suppress the influence of the tissues outside the brain to provide a measurement of changes in brain oxygen saturation.

RESEARCH AND DEVELOPMENT

         The Company is currently focusing its research and development efforts on product-line extensions of the Cerebral Oximeter for use on children and newborns and enhancements to the SomaSensor. The Company is currently sponsoring clinical studies of the Cerebral Oximeter for use on children and newborns, and is redesigning the SomaSensor for use on smaller heads. The Company believes that non-invasive monitoring is especially important in this patient population, as they generally have lower oxygen reserves than adults, have less blood volume from which to make invasive blood gas measurements and are less tolerant of painful skin punctures and infections.

         In addition to the Company's internal research and development activities, the Company has entered into a consulting arrangement with NeuroPhysics Corporation pursuant to which the Company is funding a portion of NeuroPhysics' research into the feasibility and development of prototypes of four new products. The United States government is also funding a portion of the research pursuant to two research grants. NeuroPhysics has granted the Company certain ownership and commercialization rights in the new products, subject to the rights of the United States government and royalties payable to NeuroPhysics. The new products are intended to be non-invasive, in vivo, near-infrared spectroscopy devices that (i) monitor liver oxygenation for assessing and controlling hemorrhagic shock (shock resulting from loss of blood), (ii) locate and assess subdural hematomas (bleeding between the brain and the skull) in head trauma patients, (iii) monitor certain blood gasses and
(iv) monitor fetal cerebral blood oxygenation during labor and delivery.

         In October 1997, NeuroPhysics Corporation was awarded a $746,000 Phase II contract from the National Institute of Neurological Disorders and Stroke of the National Institutes of Health. This award follows the completion of a Phase I contract during which NeuroPhysics demonstrated the conceptual feasibility of its non-invasive method for monitoring fetal cerebral oxygen during labor and delivery. The Phase II award will be used to continue the development of this technology, assemble a prototype fetal cerebral oximeter based on the new method, and conduct animal and human studies. If Phase II is successful, it is expected to be followed by the development of a product and clinical trials in Phase III.

         During fiscal years 1997, 1996 and 1995, the Company spent $736,427, $235,354 and $285,893, respectively, on research, development and engineering.

MARKETING, SALES AND DISTRIBUTION

MARKETING

         The Cerebral Oximeter is for use on patients at risk of brain oxygen imbalances. These patients are most commonly found in operating rooms amongst those undergoing general anesthesia for various surgical procedures as well as in the other critical care areas of hospitals, especially recovery rooms, ICUs and emergency rooms. After the Cerebral Oximeter is accepted in hospitals, future markets might include free-standing operating rooms, clinics, ambulances and nursing homes.

         The Company markets the Cerebral Oximeter primarily to cardiovascular and vascular surgeons, neurosurgeons and anesthesiologists. The Company believes that these specialists are the medical professionals most aware of the risks of brain damage resulting from brain oxygen imbalances. The Company and its distributors have concentrated their sales efforts on the major teaching hospitals in the United States and selected foreign markets in which the Company has commenced commercial sales and on other large United States hospitals, especially those the Company considers opinion leaders. Product evaluations have already begun at over 200 teaching and other hospitals. In addition, the Company is sponsoring discussions among physicians who have used the Cerebral Oximeter about its clinical benefits.

         The Company believes that favorable peer review is a key element to a product's success in the medical equipment industry. Accordingly, the Company supports clinical research programs with third-party clinicians and researchers intended to demonstrate the need for, and clinical benefits of, the Cerebral Oximeter with the specific objective of publishing the results in peer-reviewed journals. The research consists primarily of comparing the measurements obtained from the Cerebral Oximeter to the data obtained from existing diagnostic methods, including EEG, transcranial Doppler and invasive jugular bulb catheter monitoring or reports of the results of the use of the Cerebral Oximeter in various procedures. The Company attends trade shows and medical conferences in order to introduce and promote its Cerebral Oximeter and to meet medical professionals with an interest in submitting peer-reviewed papers to appropriate medical journals and to major national meetings. In fiscal year 1997, a total of 37 presentations concerning the Cerebral Oximeter were made at 17 meetings, and 14 peer-reviewed articles (three of which were presented at meetings) discussing the Cerebral Oximeter were published.

SALES AND DISTRIBUTION

         The Company sells the Cerebral Oximeter through its direct sales force and independent distributors. The Company has engaged distributors to provide it with increased geographic coverage and local sales contacts. In the United States, the Company sells the Cerebral Oximeter through its 19 direct salespersons covering 19 states exclusively and supporting seven distributors in the other 31 states and Puerto Rico. Sales compensation and incentive plans are designed to motivate the Company's direct sales force by making half of their targeted compensation dependent on meeting targeted sales levels. The Company believes that the minimum selling cycle for new medical devices is approximately six to nine months.

         In March 1997, the Company entered into a marketing arrangement with Health Services Corporation of America, the representative of a buying group for many small hospitals and extended care facilities. Health Services Corporation of America informs its member hospital administrators that the Company is its sole supplier of cerebral oximetry equipment and forwards the Company's marketing materials to such administrators. In exchange, for its marketing assistance, the Company's product is available to the members of the buying group at a discount.

         From the commencement of commercial shipments of the new model 4100 Cerebral Oximeter in January 1998 through February 28, 1998, the Company has sold 88 Cerebral Oximeters to distributors and customers. More than 200 United States hospitals currently use the Cerebral Oximeter, including the Mayo Clinic Scottsdale, UCLA Medical Center, Orlando Regional Medical Center, the Duke Heart Center, University of Louisville Hospital, the University of Pittsburgh Medical Center, the University of Florida-Shands Hospital, the University of Alabama at Birmingham Hospital, the State University of New York (SUNY) Health Center and Johns Hopkins Medical Center. The Company's backlog of firm orders for its new model 4100 Cerebral Oximeter as of February 28, 1998 is a result of the time between the product's introduction in October 1997 and its first shipment in the first quarter of fiscal 1998. The Company did not have any backlog of firm orders as of February 28, 1997. The Company does not believe that its backlog is indicative of trends in its business.

         Internationally, the Company has distribution agreements with 26 independent distributors covering 70 countries. In March 1995, the Company engaged Baxter Limited as its exclusive distributor in Japan. In April 1995, Baxter Limited was licensed by the Japanese Ministry of Health and Welfare to market the INVOS 3100A Cerebral Oximeter in Japan and is in the process of applying to the Japanese Ministry of Health and Welfare to market the new model 4100 Cerebral Oximeter there. There can be no assurance that the application will be approved before the fourth quarter of fiscal 1998.

         For a description of sales to major customers, see Note 10 of Notes to Financial Statements included elsewhere in this Prospectus. The Company's distributor in Japan was the Company's largest customer in the first three months of fiscal 1998 and in fiscal 1997, 1996 and 1995. The Company is dependent on its sales to Baxter Limited, and the loss of Baxter Limited as a customer would have an adverse effect on the Company's business, financial condition and results of operations.

         The Company's export sales for the fiscal years ended November 30, 1997, 1996 and 1995 were approximately $689,000, $745,000 and $1,336,000, respectively. See Note 10 of Notes to Financial Statements included elsewhere in this Prospectus. For a description of the breakdown of sales between refurbished model 3100 Cerebral Oximeters and replacement model 4100 Cerebral Oximeters, model 3100A Cerebral Oximeters, model 4100 Cerebral Oximeters and SomaSensors, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

MANUFACTURING

         The Company assembles the Cerebral Oximeter in its facilities in Troy, Michigan, from components purchased from outside suppliers. The Company assembles the Cerebral Oximeter to control its quality and costs and to permit it to make changes to the Cerebral Oximeter faster than it could with third-party assembly. The

Company believes that each component is generally available from several potential suppliers. The SomaSensor, the printed circuit boards, other mechanical components and the unit enclosure are the primary components that must be manufactured according to specifications provided by the Company. Although the Company is currently dependent on one manufacturer of the SomaSensor, the Company believes that several potential suppliers are available to assemble the components of the Cerebral Oximeter. The Company would, however, require approximately three to four months to change SomaSensor suppliers. The Company does not currently intend to manufacture on a commercial scale the disposable SomaSensor or the components of the Cerebral Oximeter.

COMPETITION

         The Company does not believe there is currently any direct commercial competition for the Cerebral Oximeter. The Company believes, however, that the market for cerebral oximetry products is in the early stages of its development and, if it develops, may become highly competitive. The Company is aware of foreign companies that have sold products relating to cerebral metabolism monitoring for research or evaluation.

         The medical equipment industry is characterized by intense competition and extensive research and development. Other companies and individuals are engaged in research and development of non-invasive cerebral oximeters, and the Company believes there are many other potential entrants into the market. Some of these potential competitors have well established reputations, customer relationships and marketing, distribution and service networks, and have substantially longer histories in the medical equipment industry, larger product lines and greater financial, technical, manufacturing, research and development and management resources than those of the Company. Many of these potential competitors have long-term product supply relationships with the Company's potential customers. These potential competitors may succeed in developing products that are at least as reliable and effective as the Company's product, that make additional measurements, or that are less costly than the product developed by the Company. These potential competitors may be more successful than the Company in manufacturing and marketing their products and may be able to take advantage of the significant time and effort invested by the Company to gain medical acceptance of cerebral oximetry. In addition, two patents issued to an unaffiliated third party and relating to cerebral oximetry will expire this year, making that technology generally available and potentially helping the development of competing products. See "--Market Overview."

         The Company also competes indirectly with the numerous companies that sell various types of medical equipment to hospitals for the limited amount of funding allocated to capital equipment in hospital budgets. The market for medical equipment is subject to rapid change due to an increasingly competitive, cost-conscious environment and to government programs intended to reduce the cost of medical care. Many of these manufacturers of medical equipment are large, well-established companies whose resources, reputations and ability to leverage existing customer relationships may give them a competitive advantage over the Company. The Company's product and technology also compete indirectly with many other methods currently used to measure blood oxygen levels or the effects of low blood oxygen levels.

         The Company believes that a manufacturer's reputation for producing accurate, reliable and technically advanced products, references from users, features (speed, safety, ease of use, patient convenience and range of applicability), product effectiveness and price are the principal competitive factors in the medical equipment industry.

PROPRIETARY RIGHTS INFORMATION

         The Company has thirteen United States patents and fourteen corresponding patents in various foreign countries. The Company's patents basically cover methods and apparatus for introducing light into a body part and receiving, measuring and analyzing the resulting light and its interaction with tissue. Such methods also involve receiving, measuring and analyzing the light transmissivity of various body parts of a single subject, as well as of body parts of different subjects, which provides a standard against which a single subject can be compared. Although the Company believes that one or more of its issued patents cover some of the underlying technology used in the Cerebral Oximeter, only eight of the issued patents expressly refer to examination of the brain or developments involving the Cerebral Oximeter.

         The Company's initial United States patent, covering the in vivo tissue examination technology developed in conjunction with the INVOS 2100 and its predecessor, the SOMA 100, was allowed and issued in 1986 and will expire on October 14, 2003. The corresponding Canadian patent was issued in 1987, the corresponding European Community patent was issued in 1990 with related patents issued in the ten Western European countries which were then member states, and the corresponding Japanese patent was issued in 1991. The Company's twelve additional United States patents expire on various dates from February 2005 to December 2014. The Company also has two patent applications pending in the United States and several pending patent applications filed in various foreign countries, with respect to other aspects of its technology relating to the interaction of light with tissue.

         Notwithstanding the Company's patents as noted above, many other patents have previously been issued to third parties involving optical spectroscopy and the interaction of light with tissue, some of which relate to the use of optical spectroscopy in the area of brain metabolism monitoring, which is the primary use of the Cerebral Oximeter. No patent infringement claims have been asserted against the Company.

         In addition to its patent rights, the Company has obtained United States Trademark registrations for its trademarks "SOMANETICS," "SOMAGRAM," "INVOS," "SOMASENSOR" and "WINDOW TO THE BRAIN," and has also obtained registrations of its basic mark, "SOMANETICS," in thirteen foreign countries.

         The Company also relies on trade secret, copyright and other laws and on confidentiality agreements to protect its technology, but believes that neither its patents nor other legal rights will necessarily prevent third parties from developing or from using similar or related technology to compete against the Company's product. Moreover, the Company's technology primarily represents improvements or adaptations of known optical spectroscopy technology, which might be duplicated or discovered through its patents, reverse engineering or both.

GOVERNMENT REGULATION

         The testing, manufacture and sale of the Company's products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution.

         A medical device may be marketed in the United States only with prior authorization from the FDA unless it is subject to a specific exemption. Devices classified by the FDA as posing less risk than class III devices are categorized as class I or II and are eligible to seek "510(k) clearance." Such clearance generally is granted when submitted information establishes that a proposed device is "substantially equivalent" in intended use to a class I or II device already legally on the market or to a "preamendment" class III device (i.e., one that has been in commercial distribution since before May 28, 1976) for which the FDA has not called for PMA applications (as defined below). The FDA in recent years has been requiring a more rigorous demonstration of substantial equivalence than in the past, including requiring clinical trial data in some cases. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. The Company believes that it now usually takes from three to six months from the date of submission to obtain 510(k) clearance, but it can take substantially longer. The Cerebral Oximeter has been classified as a class II device.

         A device requiring prior marketing authorization that does not qualify for 510(k) clearance is categorized as class III, which is reserved for devices classified by FDA as posing the greatest risk (e.g., life-sustaining, life-supporting or implantable devices), or devices that are not substantially equivalent to a legally marketed class I or class II device. A class III device generally must receive approval of a premarket approval ("PMA") application, which requires proving the safety and effectiveness of the device to the FDA. The process of obtaining PMA approval is expensive and uncertain. The Company believes that is usually takes from one to three years after filing, but it can take longer.

         If human clinical trials of a device are required, whether for a 510(k) or a PMA application, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) will have to file an investigational device exemption ("IDE") application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and one or more appropriate Institutional Review Boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by the IRB at each clinical site without the need for FDA approval.

         In June 1992, the Company received 510(k) clearance from the FDA to market the Cerebral Oximeter in the United States for use on adults. The Company began commercial shipments of Cerebral Oximeters and SomaSensors in May 1993. In November 1993, the Company received notification that the FDA had rescinded the Company's 510(k) clearance to market the Cerebral Oximeter. As a result, all commercial sales of the Company's product were suspended. In February 1994, the Company resumed marketing its product in several foreign countries. In June 1996 the Company received 510(k) clearance from the FDA to market the Cerebral Oximeter, including the SomaSensor, in the United States. In October 1997, the Company obtained FDA clearance for advances in its INVOS technology that are incorporated in its new model 4100 Cerebral Oximeter. The new model 4100 Cerebral Oximeter was introduced in October 1997 and became available in the first quarter of fiscal 1998.

         In October 1997, the Company obtained FDA clearance for advances in its INVOS technology that are incorporated in its new model 4100 Cerebral Oximeter. The Company has made additional changes to the model 3100A Cerebral Oximeter that resulted in the model 4100 Cerebral Oximeter. The Company does not believe that these changes affect the safety or efficacy of the Cerebral Oximeter and, therefore, the Company believes that these changes do not require the submission of a new 510(k) notice. There can be no assurance, however, that the FDA would agree with the Company's determination not to submit a new 510(k) notice for the new model 4100 Cerebral Oximeter or that the FDA would not require the Company to submit a new 510(k) notice for any changes made to the device. If the FDA requires the Company to submit a new 510(k) notice for its new model 4100 Cerebral Oximeter or for any device modification, the Company may be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA. See "Business--Government Regulation."

         Any devices manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies. Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations setting forth detailed GMP requirements, which including testing, control and documentation requirements. Manufacturers must also comply with Medical Device Reporting requirements that a firm report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

         The Company is subject to routine inspection by the FDA and certain state agencies for compliance with GMP requirements and other applicable regulations. The most recent FDA GMP inspection occurred in May 1997. The FDA finalized changes to the GMP regulations in 1997, which has increased the cost of compliance with GMP requirements. The Company also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances.

         If any of the Company's FDA clearances are denied or rescinded, sales of the Company's product in the United States would be prohibited during the period the Company does not have such clearances. In such cases the Company would consider shipping its product internationally and/or assembling it overseas if permissible and if the Company determines its product to be ready for commercial shipment. The FDA's current policy is that a medical device that is not in commercial distribution in the United States, but which needs 510(k) clearance to be commercially distributed in the United States, can be exported without the submission of an export request and prior FDA clearance provided that (i) a Company believes the device can be found to be substantially equivalent through a 510(k) submission, (ii) the device is labeled and intended for export only, (iii) the device is in accord with the specifications of the foreign purchaser and (iv) other conditions of the export provisions of the Food, Drug and Cosmetic Act have been met.

         Congress recently enacted the FDA Modernization Act of 1997. This law is intended to make the regulatory process more consistent and efficient. It is too early to determine whether, or how, these new requirements will affect the Company.

SEASONALITY

         The Company's business is seasonal. The Company's third quarter sales have typically been lower, compared to other fiscal quarters, principally because the fiscal quarter coincides with the summer vacation season, especially in Europe, the United States and Japan.

INSURANCE

         Because the Cerebral Oximeter is intended to be used in hospital critical care units with patients who may be seriously ill or may be undergoing dangerous procedures, the Company may be exposed to serious potential products liability claims. The Company has obtained products liability insurance with a liability limit of $2,000,000. The Company also maintains coverage for property damage or loss, general liability, business interruption, travel-accident, directors' and officers' liability and workers' compensation. The Company does not maintain key-man life insurance.

EMPLOYEES

         As of February 28, 1998, the Company employed 44 full-time individuals, including 23 in sales and marketing, five in research and development, eight in general and administration and eight in manufacturing, quality and service. In addition, the Company has engaged a full- time international sales consultant. The Company believes that its future success is dependent, in large part, on its ability to attract and retain highly qualified managerial, marketing and technical personnel. The Company's employees are not represented by a union or subject to a collective bargaining agreement. The Company believes that its relations with its current employees are good.

PROPERTIES

         The Company leases 23,392 square feet of office, manufacturing and warehouse space in Troy, Michigan, of which approximately 12,000 square feet is office space for sales and marketing, engineering, accounting and other administrative activities. The lease agreement was extended in fiscal 1997, with the extension commencing January 1, 1998 and expiring December 31, 1999. The extension also provides the Company with an option to extend for another year under the same terms and conditions. The minimum monthly lease payment for the extended term is approximately $14,700, excluding other occupancy costs. The Company believes that, depending on sales of the Cerebral Oximeter, its current facility is more than suitable and adequate for its current needs, including assembly of the Cerebral Oximeter by the Company and conducting Company operations in compliance with prescribed FDA/GMP guidelines, and will allow for substantial expansion of the Company's business and number of employees. The Company has subleased a portion of its warehouse space on a month-to-month basis for $2,700 per month.

LEGAL PROCEEDINGS

         For a description of the settlement in December 1997 of a suit filed by a shareholder of the Company on April 25, 1994 in the United States District Court for the Eastern District of Michigan, individually and on behalf of all others similarly situated, against the Company and Gary D. Lewis, former Chairman of the Board, in an action captioned Benjamin Langford v. Somanetics Corporation and Gary D. Lewis, see Note 7 of Notes to Financial Statements included elsewhere in this Prospectus.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The executive officers and directors of the Company as of February 28, 1998 are as follows:

NAME                                           AGE     POSITION
----                                           ---     --------
Bruce J. Barrett  . . . . . . . . . . . .      38      President, Chief Executive Officer and a Director
Raymond W. Gunn . . . . . . . . . . . . .      40      Executive Vice President, Chief Financial Officer
                                                       and Treasurer
Richard S. Scheuing . . . . . . . . . . .      42      Vice President, Research and Development
Mary Ann Victor . . . . . . . . . . . . .      40      Vice President, Communications and Administration
                                                       and Secretary
Ronald A. Widman  . . . . . . . . . . . .      47      Vice President, Medical Affairs
Pamela A. Winters . . . . . . . . . . . .      39      Vice President, Operations
H. Raymond Wallace (1)  . . . . . . . . .      62      Chairman of the Board
Daniel S. Follis (1)  . . . . . . . . . .      60      Director
Dr. James I.  Ausman  . . . . . . . . . .      60      Director

_________________
(1)  Member of the Compensation Committee and Member of the Audit Committee.

         Bruce J. Barrett. Mr. Barrett has served as the Company's President and Chief Executive Officer and as a director of the Company since June 1, 1994. Mr. Barrett previously served, from June 1993 until May 31, 1994, as the Director, Hospital Products Division for Abbott Laboratories, Ltd., a health care equipment manufacturer and distributor, and from September 1989 until May 1993, as the Director, Sales and Marketing for Abbott Critical Care Systems, a division of Abbott Laboratories, Inc., a health care equipment manufacturer and distributor. While at Abbott Critical Care Systems, Mr. Barrett managed Abbott's invasive oximetry products for approximately four years. From September 1981 until June 1987, he served as the group product manager of hemodynamic monitoring products of Baxter Edwards Critical Care, an affiliate of Baxter International, Inc., another health care equipment manufacturer and distributor. Mr. Barrett received a B.S. degree in marketing from Indiana State University and an M.B.A. degree from Arizona State University.

         Raymond W. Gunn, CPA. Mr. Gunn has served as the Company's Executive Vice President since May 1993 and as its Chief Financial Officer and Treasurer since February 1991. From May 1993 until January 1998, he also served as the Company's Secretary. From November 1992 to May 1993, he served as the Company's Vice President, Finance and Administration and Assistant Secretary. From February 1991 to November 1992, Mr. Gunn served as the Company's Vice President, Finance. His prior experience includes serving as a financial manager with Pulte Home Corporation and a senior accountant with Deloitte Haskins & Sells. Mr. Gunn received a B.S. degree in management from Oakland University.

         Richard S. Scheuing. Mr. Scheuing has served as the Company's Vice President, Research and Development since January 1998. From March 1993 to January 1998, he served as the Company's Director of Research and Development. He joined the Company in 1991 as its Director of Mechanical Engineering. He is an inventor on three of the Company's issued patents, and one patent that is pending. Before joining the Company, he was Director of Mechanical Engineering for Irwin Magnetic Systems, Inc. from 1987 until 1991 and was a Development Engineer with the Sarns division of Minnesota Mining and Manufacturing Company ("3M") from 1982 to 1987. He received a B.S. degree in mechanical engineering from the University of Michigan.

         Mary Ann Victor. Ms. Victor has served as the Company's Vice President, Communications and Administration and Secretary since January 1998. From July 1997 until January 1998, she served as the Company's Director, Communications and Administration and was a consultant to the Company from September 1996 until July

1997. She also served as Somanetics' Director of Corporate Communications from July 1991 until February 1994. Prior experience includes serving as Director of Investor Relations with the Taubman Company from February to May 1994, legal assistant from June 1994 to November 1994 and then attorney from November 1994 to September 1995 with Varnum Riddering Schmidt & Howlett, and Human Resources Consultant in the Actuarial Benefits and Compensation Consulting Group of Deloitte & Touche LLP from September 1995 to September 1996. Ms. Victor received a B.S. in political science from the University of Michigan and a J.D. from the University of Detroit.

         Ronald A. Widman. Mr. Widman has served as the Company's Vice President, Medical Affairs since January 1998. From August 1994 to January 1998, he served as the Company's Director of Medical Affairs. Before joining the Company as Marketing Manager in 1991, he was employed by Mennen Medical, Inc., a manufacturer and marketer of medical monitoring and diagnostic devices, for 12 years, where he held various positions in domestic and international medical product marketing, including Senior Product Manager from 1982 until 1991. He is the author of several papers and articles related to medical care and monitoring devices.

         Pamela A. Winters. Ms. Winters has served as the Company's Vice President, Operations since January 1998. From February 1996 to January 1998, she served as the Company's Director of Operations. From May 1992 to February 1996, she served as the Company's Manager of Quality Assurance. From October 1991 to May 1992, Ms. Winters served as the Company's Quality Assurance Supervisor. Ms. Winters is pursuing a B.S. degree in management from University of Phoenix.

         H. Raymond Wallace. Mr. Wallace has served as the Company's Chairman of the Board since January 1995 (as a non-officer Chairman of the Board since April 1995) and as a director of the Company since June 1994. He also served as a consultant to the Company from April 1994 until January 1995. He also served as Chairman of the Board of Cardiometrics, Inc., a cardiovascular medical device company, from December 1993 until its merger into Endosonics, Inc. in July 1997, and has served as a self-employed consultant to medical device and other companies since January 1994. From September 1986 until May 1993 (when he retired), he served as Vice President and General Manager of Abbott Critical Care Systems. Mr. Wallace received a B.A. degree from Ohio State University and an M.B.A. degree from the University of California, Berkeley.

         Daniel S. Follis. Mr. Follis has served as a director of the Company since April 1989. Since 1981, he has served as President of Verschuren & Follis, Inc., which advises and administers The Infinity Fund, a limited partnership which invests in emerging growth companies. Mr. Follis received a B.A. degree in business from Michigan State University.

         James I. Ausman, M.D., Ph.D. Dr. Ausman has served as a director of the Company in June 1994. He has been Professor and Head of the Department of Neurosurgery at the University of Illinois at Chicago since August 1991. From September 1978 until July 1991, he was Chairman of the Department of Neurosurgery at Henry Ford Hospital in Detroit. From December 1987 until July 1991, he served as Director of the Henry Ford Neurosurgical Institute, also at Henry Ford Hospital. In addition, he was Clinical Professor of Surgery, Section of Neurosurgery at the University of Michigan in Ann Arbor from 1980 until 1991. Dr. Ausman received a B.S. degree in chemistry and biology from Tufts University, a Doctorate of Medicine from Johns Hopkins University School of Medicine, a Masters of Arts in Physiology, from the State University of New York at Buffalo, and a Ph.D. in Pharmacology from George Washington University. He has also received graduate training in neurosurgery at the University of Minnesota and has obtained board certification from the American Board of Neurological Surgery.

         Messrs. Gunn and Barrett are each parties to employment agreements with the Company pursuant to which they are required to be elected to the offices with the Company they currently hold. Officers of the Company serve at the discretion of the Board of Directors. The Directors of the Company will hold office until the Annual Meeting of Shareholders to be held in 1999 for Daniel S. Follis and Dr. James I. Ausman, the Annual Meeting of Shareholders to be held in 2000 for H. Raymond Wallace, and the Annual Meeting of Shareholders to be held in

2001 for Bruce J. Barrett, and until their successors are elected and qualified, or until their earlier death, resignation or removal. Directors may not be removed without cause.

SCIENTIFIC ADVISORS TO THE COMPANY

         The Company uses scientific advisors primarily for individual consultation in their areas of expertise, including assisting it with technical issues regarding its technology and assisting it in identifying and evaluating potential additional applications of the Company's INVOS technology.

         The following are scientific advisors to the Company:

         James I. Ausman, M.D., Ph.D. For a description of the principal occupation and employment of Dr. Ausman, see "--Directors and Executive Officers."

         Gregory Crosby, M.D. Dr. Crosby has served as the Evan & Marion Helfaer Professor and Chairman of the Department of Anesthesiology at the University of Wisconsin Medical School, Madison, Wisconsin, since 1996. For 15 years prior to 1996, he was affiliated with Harvard Medical School and Massachusetts General Hospital. Dr. Crosby is a neuroanesthesiologist who serves as an examiner on the American Board of Anesthesiology, on the American Society of Anesthesiologists subcommittee on Clinical Neurosciences, as Associate Editor of Anesthesiology, as Section Editor for Neuroanesthesia of the Journal of Clinical Anesthesia and as a member of the editorial board for the Journal of Neurosurgical Anesthesiology.

         Robert R. Di Loreto, M.D. Dr. Di Loreto has held senior staff appointments in the Department of Surgery, Urology Section and the Department of Pediatrics, Pediatric Urology Section, at St. John Hospital and Medical Center in Detroit since 1980. In addition, he has been the Medical Director of Michigan Mobile Lithotripsy Inc. since 1988 and has served on the adjunct teaching staff, Department of Urology, at Henry Ford Hospital since 1980. Dr. Di Loreto also has sat as a panel member, Center for Device Evaluation, Division of Gastroenterology and Urology, at the FDA, since 1990.

         Manuel Dujovny, M.D. Dr. Dujovny has served as the Professor and Associate Head of the Department of Neurosurgery, College of Medicine and Neuropsychiatric Institute, University of Illinois Hospital at Chicago, since August 1991. He also is the Director of Imaging Guided Stereotactic Surgery and Radiosurgery at the University Hospital. Previously, he served as Director of Neurosurgical Research at the Henry Ford Neurological Institute from 1981 until August 1991. From 1984 until 1991, he also served as the Director of the Brain and Spinal Cord Tumor Center at Henry Ford Hospital. He serves on numerous FDA working groups examining materials and products and on the American Society of Testing Materials (ASTM) committee for neurological surgery. Dr. Dujovny has also written numerous articles on cerebral ischemia-related difficulties.

         George A. Kling, M.D. Dr. Kling has served as Chairman and Professor of the Department of Radiology at Wayne State University School of Medicine in Detroit since July 1984 and Chief of the Department of Radiology, Harper-Grace Hospitals in Detroit since July 1976. Dr. Kling has served Wayne State University and Harper-Grace Hospitals, and the radiological community, in a number of capacities since 1962, including American Roentgen Ray Society Councilor to the American College of Radiology and committee appointments to the Michigan State Medical Society and the Wayne County Medical Society.

         Donald S. Prough, M.D. Dr. Prough has served as Professor and Chairman of the Department of Anesthesiology at The University of Texas Medical Branch in Galveston since February 1992. Before that he served as Professor of Anesthesia and Neurology; Head, Section on Critical Care; and Medical Director, Cerebral Blood Flow Laboratory, at The Bowman Gray School of Medicine, of Wake Forest University, Winston-Salem, North Carolina, since 1980. He also is editor of the Neurosurgical Anesthesia Section of Anesthesia and Analgesia and a member of the editorial board of Critical Care Medicine. Dr. Prough has spoken frequently about brain monitoring at national meetings of anesthesiologists and physicians specializing in intensive care.

         Hugh F. Stoddart. Mr. Stoddart is a consultant to business in the fields of science and technology. For forty years he has invented and developed products for medicine and industry using diverse technologies such as imaging, image processing, radiation detection, optics, x-rays, spectroscopy, lasers, computers and electronics. Examples include the first commercial brain scanner based on positron emission, the Harvard scanner for high resolution imaging of brain function and systems for non-invasive infrared spectroscopy of the human body. He is presently Principle Investigator on two R&D projects, funded by the National Institute of Health and the United States Army, involving medical applications of in vivo near-infrared spectroscopy. He has participated as president, vice-president, director, or product manager in a number of medical device and high-technology companies, including the Atomic Instrument Company, Baird, Atomium, Perkin-Elmer, Bedford Engineering, Cleon, Union Carbide Imaging Systems, Strichman Medical and NeuroPhysics, where he is currently Chairman and Senior Scientist. He served as President and Chief Executive Officer of Strichman Medical Equipment Inc. from 1988 to 1993, and Vice President and Director of Union Carbide Imaging Systems from 1976 to 1980. Strichman Medical is a manufacturer of computer workstations for nuclear medicine and scanners for producing images of the functioning of the human brain. Union Carbide Imaging Systems is a developer and manufacturer of nuclear medical imaging equipment.

         The scientific advisors are employed by and/or have consulting agreements with entities other than the Company, and they are expected to devote only a small portion of their time to the Company. They do not actively participate in the Company's activities or in the development of the Company's technology. Certain of the institutions with which the scientific advisors are affiliated may have regulations or policies which limit the ability of such personnel to act as part-time consultants or in other capacities for a commercial enterprise. Regulations or policies currently in effect or adopted in the future might limit the ability of the scientific advisors to consult with the Company.

COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth information for each of the fiscal years ended November 30, 1997, 1996 and 1995 concerning compensation of (i) all individuals serving as the Company's Chief Executive Officer during the fiscal year ended November 30, 1997 and (ii) each other executive officer of the Company whose total annual salary and bonus exceeded $100,000 in fiscal 1997:

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                                                                   ------
                                                  ANNUAL COMPENSATION           SECURITIES
                                                  -------------------           UNDERLYING        ALL OTHER
   NAME AND PRINCIPAL POSITION      YEAR        SALARY            BONUS          OPTIONS         COMPENSATION
   ----------------------------     ----        ------            -----          -------       -----------------
Bruce J. Barrett  . . . . . .      1997        $200,688          $12,188         135,000             $--
    President and Chief Executive  1996         195,000               --          43,200(1)           --
    Officer                        1995         195,000               --          33,000(1)           --

Raymond W. Gunn . . . . . . .      1997         110,250            4,823          45,000              --
    Executive Vice President       1996         105,000               --          19,100(1)           --
    and Chief Financial Officer    1995          95,625               --          10,000(1)           --

----------------------------------

(1) The fiscal 1995 numbers include options to purchase 16,500 and 5,000 Common Shares granted to Messrs. Barrett and Gunn, respectively, subject to shareholder approval of an amendment to the Company's 1991 Incentive Stock Option Plan at the 1995 Annual Meeting of Shareholders. Although more than 85% of those voting approved the proposed amendment to the 1991 Incentive Stock Option Plan, as a result of a significant number of broker non-votes, there were insufficient votes in favor of the amendment, it was not approved and the options were cancelled. The fiscal 1995 numbers also include options to purchase 16,500 and 5,000 Common Shares granted to Messrs. Barrett and Gunn, respectively, after the 1995 Annual Meeting of Shareholders and subject to shareholder approval of an amendment to the Company's 1991 Incentive Stock Option Plan at the next meeting of the Company's shareholders. These options were cancelled in December 1995 (and the proposed amendment was cancelled) in exchange for options covering the same number of shares and exercisable at the same exercise price, but granted independent of the Company's stock option plans and not subject to shareholder approval. The fiscal 1996 numbers include these new options to purchase 16,500 and 5,000 Common Shares granted to Messrs. Barrett and Gunn, respectively.

COMPENSATION OF DIRECTORS AND SCIENTIFIC ADVISORS

         The Company's directors who are not officers or employees of the Company (collectively, the "Outside Directors") receive $1,000 for each Board meeting attended in person, $250 for each telephonic Board meeting attended and $250 for each Board committee meeting attended on a date other than the date of a Board meeting. The Company also reimburses Outside Directors for their reasonable expenses of attending Board and Board committee meetings.

         On January 14, 1993, the Board of Directors adopted the Somanetics Corporation 1993 Director Stock Option Plan (the "Directors Plan"). The Directors Plan provided for the grant of options to purchase 1,500 shares every three years beginning June 30, 1993 (including June 30, 1996) to each director who was not an officer or employee of the Company. The exercise price of the options was the fair market value of the Common Shares on the date of grant. Options vested in one-third annual increments beginning on the date of grant and expired ten years after the date of grant. In addition, each director who was not an officer or employee of the Company and who first became a director of the Company after the date the Directors Plan was adopted was automatically granted an option to purchase a pro-rata portion of 1,500 Common Shares vesting over the period remaining until the next regular grant of options under the Directors Plan.

         The Board of Directors has (i) terminated the Directors Plan, which means that no future grants of stock options will be made under the Directors Plan, (ii) determined to grant Outside Directors who continue to serve as directors of the Company after the annual meeting of shareholders (beginning with the 1998 Annual Meeting), 10-year options to purchase 2,000 Common Shares each year on the date of the annual meeting of shareholders, exercisable at the fair market value of the Common Shares on the date of grant and (iii) effective as of March 17, 1998, in exchange for the cancellation of certain outstanding stock options, granted ten-year stock options under the 1997 Stock Option Plan to Mr. Follis, Dr. Ausman and Mr. Wallace to purchase 7,500, 5,511, and 5,511 Common Shares, respectively, at an exercise price equal to $____, the closing sale price of the Common Shares as of March 17, 1998 (the "Replacement Options").

         The Replacement Options cover the same number of shares and are subject to the same terms and conditions as the options previously granted to such directors under the Directors Plan or under the 1991 Incentive Stock Option Plan, except that the exercise price of the Replacement Options is $___, the fair market value of the Common Shares as of March 17, 1998. The Replacement Options were effective only when the director canceled all options previously granted to him under the Directors Plan and the 1991 Incentive Stock Option Plan. Dr. Ausman also has an option to purchase 2,000 Common Shares at $5.00 a share granted independent of the Company's plans that is not being canceled. The Board determined to replace the stock options previously granted to the Outside Directors under the Directors Plan and the 1991 Incentive Stock Option Plan because it determined that options with exercise prices equal to the then current market price of the Company's Common Shares would provide better incentives to the directors. The Board believes that such options would better motivate the Company's directors and give them increased incentive to remain with the Company and make contributions to the long-term performance and growth of the Company. The Board also believes that such options would more closely join the interests of such directors with the interests of shareholders of the Company.

         The Company's scientific advisors are not presently compensated by the Company for their services as scientific advisors. The Company pays scientific advisors their reasonable expenses for advising the Company. No such expenses were incurred for the fiscal year ended November 30, 1997.

         Under a consulting agreement dated February 28, 1983, Mr. Stoddart has agreed to provide consulting services to the Company for a term ending February 28, 1999, which term is automatically renewed each year unless terminated by either party by at least 30 days notice prior to the renewal of the agreement. Pursuant to this agreement, the Company has entered into a Consulting Order with NeuroPhysics Corporation, a research and development company owned by Mr. Stoddart and his son, pursuant to which the Company is funding a portion of NeuroPhysics' research into the feasibility and development of prototypes of four new products. See "Business--Research and Development." During fiscal 1997, the Company paid approximately $166,560 in fees and expenses to Mr. Stoddart and Neurophysics under this agreement. Also, effective April 24, 1997, the Company granted Mr. Stoddart's son, also a consultant to the Company, a ten-year option to purchase 1,500 Common Shares at $4.75 a share in exchange for cancellation of his 10-year option to purchase 1,500 Common Shares at $14.375 a share.

         For a description of the Company's former distribution agreement with Mr. Follis, see "--Compensation Committee Interlocks and Insider
Participation." For a description of the Company's consulting agreement with Gary D. Lewis, a former director and a former officer of the Company, see "Certain Transactions."

OPTION GRANTS TABLE

         The following table sets forth information concerning individual grants of stock options made during the fiscal year ended November 30, 1997 to each of the executive officers of the Company named in the Summary Compensation Table above:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                POTENTIAL
                                         PERCENT OF                                        REALIZABLE VALUE AT
                                            TOTAL                                             ASSUMED ANNUAL
                            NUMBER OF      OPTIONS                                         RATES OF STOCK PRICE
                            SECURITIES   GRANTED TO                                            APPRECIATION
                            UNDERLYING    EMPLOYEES       EXERCISE                            FOR OPTION TERM
                             OPTIONS      IN FISCAL         PRICE        EXPIRATION   --------------------------
NAME                         GRANTED        YEAR          PER SHARE         DATE         5%            10%
----                         -------     ----------      ----------     -----------  -----------  -------------
Bruce J. Barrett  . . .     135,000(1)      44.0%          $4.75       4/24/07         $403,279     $1,021,987

Raymond W. Gunn . . . .      45,000(1)      14.7            4.75       4/24/07          134,426        340,662

__________________________
(1) Options to purchase 135,000 and 45,000 Common Shares were granted to Messrs. Barrett and Gunn, respectively, in fiscal 1997 under the Company's 1997 Stock Option Plan, exercisable at the then current fair market value of the underlying Common Shares. Each of the options set forth in the table is exercisable in one-third cumulative annual increments beginning April 24, 1998. Each option also becomes 100% exercisable immediately 10 days before or upon specified changes in control of the Company.

         With respect to each of the options described above, the portion of such option which is exercisable at the date of termination of employment remains exercisable until the expiration date of the option, unless termination is for cause. If upon exercise of these options the Company must pay any amount for income tax withholding, in the Compensation Committee's or the Board of Directors' sole discretion, either the optionee will pay such amount to the Company or the number of Common Shares delivered by the Company to the optionee will be appropriately reduced to reimburse the Company for such payment. The Compensation Committee or the Board may also permit the optionee to choose to have such shares withheld or to tender Common Shares the optionee already owns. The Compensation Committee or the Board may also make such other arrangements with respect to income tax withholding as it shall determine.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

         The following table sets forth information concerning each exercise of stock options during the fiscal year ended November 30, 1997 by each of the executive officers named in the Summary Compensation Table above and the value of unexercised options held by such persons as of November 30, 1997:

                                                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                                                        AND FISCAL YEAR-END OPTION VALUES

                                                         NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                        UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS
                           SHARES                         OPTIONS AT 11/30/97               AT 11/30/97
                         ACQUIRED ON     VALUE      ----------------------------   -----------------------------
                          EXERCISE     REALIZED     EXERCISABLE   UNEXERCISABLE    EXERCISABLE  UNEXERCISABLE
                        -------------  --------     -----------   -------------    -----------  -------------
Bruce J. Barrett  .          --           $--          68,275         149,925         $13,016       $206,839
Raymond W. Gunn . .          --            --          35,575          51,025           6,874         69,791

"Value Realized" represents the fair value of the underlying securities on the exercise date minus the aggregate exercise price of such options.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

         Bruce J. Barrett. As of May 13, 1994, the Company entered into an employment agreement with Bruce J. Barrett, pursuant to which, as amended, he is employed as President and Chief Executive Officer (or in such other position as the Board of Directors determines) for a period ending April 30, 2000. Mr. Barrett's annual salary is currently $204,750, which may be increased by the Board of Directors, and he received a one-time signing bonus equal to $24,375 upon execution of the agreement. Mr. Barrett is also entitled to participate in any bonus plan established by the Compensation Committee of the Board of Directors. The Company adopted bonus plans both for fiscal 1997 and for fiscal 1998. Mr. Barrett is entitled to various fringe benefits under the agreement, including 12 months of compensation and six months of benefits if his employment under the agreement is terminated without cause or if the agreement expires without being renewed. Mr. Barrett has agreed not to compete with the Company during specified periods following the termination of his employment.

         Raymond W. Gunn. Pursuant to the employment agreement between the Company and Mr. Gunn, dated December 1, 1992, as amended, Mr. Gunn is employed as Executive Vice President and Chief Financial Officer and Treasurer of the Company (or in such other position as the Board of Directors determines) for a period ending April 30, 2000. Mr. Gunn's base salary under the agreement is currently $110,250, which may be increased by the Board of Directors. Mr. Gunn is entitled to a bonus determined at the discretion of the Company's Board of Directors. Mr. Gunn is entitled to various fringe benefits under the agreement, including disability insurance, a leased automobile and twelve months of compensation and benefits if his employment under the agreement is terminated without cause or if the agreement expires without being renewed.
The agreement also provides that

Mr. Gunn will not compete against the Company during specified periods following the termination of his employment.

         Stock Option Terms. All options granted under the Company's stock option plans through February 28, 1998, that are not already 100% exercisable immediately, including options granted to Messrs. Barrett and Gunn, become 100% exercisable immediately 10 business days before or upon specified changes in control of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         During the fiscal year ended November 30, 1997, Daniel S. Follis and
H. Raymond Wallace served as the members of the Company's Compensation Committee. None of the members of the Company's Compensation Committee was, during the fiscal year ended November 30, 1997, an officer or employee of the Company, or a former officer of the Company, except that Mr. Wallace became the Company's non-salaried Chairman of the Board on January 27, 1995 and became a non-officer Chairman of the Board effective April 6, 1995. Mr. Follis has the relationships with the Company described below:

         Exchange Warrants and Class M Warrants. On September 1, 1990, in connection with the renewal of notes payable to shareholders of the Company, the Company issued Exchange Warrants to purchase an aggregate of 4,500 Common Shares at $20.00 per share, including Exchange Warrants to purchase 216 Common Shares issued to a corporation affiliated with Mr. Follis, a director and shareholder of the Company. During September through December 1990, the Company also issued Class M Warrants, warrants to purchase 62,835 Common Shares at $10.00 per share, including Class M Warrants to purchase 715 Common Shares at $9.50 per share issued to Mr. Follis. Mr. Follis exercised his Class M Warrants on September 26, 1996. The Exchange Warrants expired unexercised on March 27, 1997.

         Distributorship Agreement. The Company entered into a distributorship agreement with Somatek, Inc., an entity 50% owned by Mr. Follis. The distributorship covered the territory of Michigan. The agreement was approved by the Company's disinterested directors and was made in the ordinary course of business on the Company's standard form of distributorship agreement. Transactions pursuant to the distributorship agreement were on substantially the same terms, including the purchase price of the Company's product covered by such agreement, as those prevailing at the time for comparable agreements and transactions with other distributors.

         During fiscal 1996, the Company entered into new distribution agreements with its United States distributors, including Somatek, Inc. The Company wrote off $67,690 of its receivables from Somatek, Inc. in exchange for the return of 15 INVOS 3100 Cerebral Oximeters and 108 SomaSensors from Somatek, Inc. and its customers. During the fiscal years ended November 30, 1997, 1996 and 1995, the Company had no sales to Somatek, Inc. pursuant to its distributor agreement. Effective February 28, 1997, the Company terminated its distribution agreement with Somatek, Inc. and in connection with such termination, the Company wrote off $12,500 of its receivables from Somatek, Inc. in exchange for the return of two INVOS 3100A Cerebral Oximeters from Somatek, Inc. As of November 30, 1996 and 1997 and February 28, 1998, Somatek, Inc. had no outstanding indebtedness to the Company. As of November 30, 1995, Somatek, Inc. owed the Company $67,690.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Michigan Business Corporation Act, as amended, authorizes a corporation under specified circumstances to indemnify its directors and officers (including reimbursement for expenses incurred). The provisions of the Company's Bylaws relating to indemnification of directors and executive officers generally provide that directors and executive officers will be indemnified to the fullest extent permissible under Michigan law. The provision also provides for the advancement of litigation expenses at the request of a director or executive officer. These obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities

Act of 1933, as amended, or the Michigan Uniform Securities Act, as amended. The Company's Bylaws and Mr. Barrett's and Mr. Gunn's employment agreements also provide for indemnification. The Company believes that such indemnification will assist the Company in continuing to attract and retain talented directors and officers in light of the risk of litigation directed against directors and officers of publicly-held corporations.

         The Michigan Business Corporation Act, as amended, also permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. The provisions of the Restated Articles of Incorporation limit director liability to the maximum extent currently permitted by Michigan law. Michigan law allows a corporation to provide in its articles of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for specified acts. As a result of the inclusion of such a provision, shareholders of the Company may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act of 1933, as amended.

         In addition, the Company has obtained Directors' and Officers' liability insurance. The policy provides for $1,000,000 in coverage including prior acts dating to the Company's inception and liabilities under the Securities Act of 1933, as amended, in connection with the Company's initial public offering, the exercise of Class A Warrants and this offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

         See "Management--Compensation -- Compensation Committee Interlocks and Insider Participation" for a description of Exchange Warrants and Class M Warrants issued to Mr. Follis, and a distributorship agreement between the Company and Somatek, Inc., an entity 50% owned by Mr. Follis.

         Pursuant to an Agreement and Release, dated and effective as of February 1, 1995, between the Company and Gary D. Lewis, a director of the Company until November 4, 1996 and the Company's former Chairman of the Board (until January 27, 1995), President and Chief Executive Officer (until May 31,
1994), (i) Mr. Lewis voluntarily resigned from all of his positions with the Company, except as a director of the Company, and his employment agreement terminated without any obligations of either party, (ii) Mr. Lewis agreed to provide consulting services to the Company through January 31, 1997, (iii) the Company agreed to provide Mr. Lewis with (a) $150,000 a year for two years, (b) the same health, medical and dental benefits as are provided to the Company's executive officers from time to time for two years, (c) a facsimile machine, computer equipment and office furniture and (d) $2,500 for legal fees and reimbursement of Mr. Lewis' business-related expenses, (iv) the Company and Mr. Lewis amended and restated the Company's note receivable from Mr. Lewis, (v) Mr. Lewis agreed to confidentiality, non- compete and non-solicitation provisions for periods specified in the agreement and (vi) each party released the other from all claims through the date of the agreement.

         On February 1, 1993, the Company made a $200,000 loan to Gary D. Lewis, the Company's former Chairman of the Board, President and Chief Executive Officer and a former director of the Company, secured by a second mortgage on the home Mr. Lewis purchased at that time. The principal and all accrued interest were originally due on January 31, 1998. The loan bore interest at 8% a year. In July 1994, Mr. Lewis agreed to make regular periodic reductions in the outstanding principal balance of the note, with the entire amount to be paid back to the Company within one year. Mr. Lewis paid the Company $25,000 toward the outstanding principal balance on November 30, 1994.

         Pursuant to the Agreement and Release between Mr. Lewis and the Company, the Company and Mr. Lewis amended and restated the promissory note evidencing the loan. As amended, Mr. Lewis' promissory note provided for the repayment of the $175,000 balance from the Company on January 31, 1998, with interest at an annual rate equal to the Company's bank's prime rate plus .75%. The note was further secured by 17,500 of Mr. Lewis' options to purchase the Company's stock and the underlying securities.

         On November 6, 1996, Gary D. Lewis paid the Company $175,000 (the outstanding principal amount of the loan at the time) in full satisfaction of all of his obligations under the loan, and the Company wrote off approximately $29,750 of accrued interest with respect to that loan. The largest principal amount of the loan outstanding during fiscal 1996 was $175,000 (not including approximately $29,750 of accrued interest), and as of November 6, 1996 the loan was fully repaid.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth information with respect to the beneficial ownership of the Company's Common Shares as of February 28, 1998, and as adjusted to reflect the sale of the Common Shares offered hereby, by (i) each director of the Company, (ii) each executive officer of the Company named in the Summary Compensation Table above, (iii) all directors and executive officers of the Company as a group and (iv) each person known by the Company to own more than 5% of the Company's Common Shares.

                                                                                 PERCENTAGE
                                                                             BENEFICIALLY OWNED
                                             NUMBER OF             --------------------------------------
                                           COMMON SHARES            BEFORE THE                AFTER THE
NAMED OF BENEFICIAL OWNER                BENEFICIALLY OWNED        OFFERING (1)              OFFERING (2)
-------------------------                ------------------        ------------              ------------
BRUCE J. BARRETT  . . . . . . .             120,892(3)                  2.7%                      1.9%
RAYMOND W. GUNN . . . . . . . .              53,425(4)                  1.2%                      *
H. RAYMOND WALLACE  . . . . . .               6,236(5)                  *                         *
DANIEL S. FOLLIS  . . . . . . .              28,056(6)                  *                         *
DR. JAMES I. AUSMAN . . . . . .              18,410(7)                  *                         *
ALL DIRECTORS AND EXECUTIVE
 OFFICERS AS A GROUP (9 PERSONS)            255,387(8)                 5.7%                      3.9%

__________________________________
* Represents less than 1% of outstanding Common Shares.

(1)      Based on 4,285,334 Common Shares outstanding as of February 28, 1998.

(2) Based on 6,285,334 Common Shares outstanding, assuming all 2,000,000 Common Shares offered hereby are sold to third parties.

(3) Includes 117,400 Common Shares that Mr. Barrett has the right to acquire within 60 days and 500 shares owned by his wife.

(4) Includes 51,825 Common Shares that Mr. Gunn has the right to acquire within 60 days.

(5) Includes 4,636 Common Shares that Mr. Wallace has the right to acquire within 60 days and 1,000 shares held in a living trust; Mr. Wallace has sole voting and dispositive power over the shares held in the trust.

(6) Includes 6,625 Common Shares that Mr. Follis has the right to acquire within 60 days. The 28,056 Common Shares shown above as beneficially owned by Mr. Follis include 8,820 Common Shares owned by The Infinity Fund, a limited partnership in which Mr. Follis is a 6.068% limited partner and a 50% general partner and which is administered by Verschuren & Follis, Inc., a corporation in which Mr. Follis is a 50% shareholder, a director and the President.

(7) Includes 5,636 Common Shares that Dr. Ausman has the right to acquire within 60 days, 9,744 Common Shares owned jointly with his wife and 3,030 shares held in an individual retirement account over which Dr. Ausman exercises sole voting and investment control.

(8) Includes 209,390 Common Shares which all executive officers and directors as a group have the right to acquire within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         The authorized capital shares of the Company consist of an aggregate of 20,000,000 Common Shares, par value $0.01 per share, and 1,000,000 Preferred Shares, par value $0.01 per share. As of February 28, 1998, 4,285,334 Common Shares and no Preferred Shares were outstanding. All of the shares being offered in this offering are Common Shares.

COMMON SHARES

         Holders of Common Shares have one vote per share on each matter submitted to a vote of the shareholders and a ratable right to the net assets of the Company upon liquidation. Holders of Common Shares participate ratably in dividends and distributions as may be declared by the Board of Directors from funds legally available for that purpose, have no conversion rights, are not redeemable and are not entitled to any preemptive or subscription rights. See "Price Range of Common Shares and Dividend Policy." The Common Shares currently outstanding are, and the shares to be issued in connection with this offering will be, duly authorized, validly issued, fully paid and non-assessable. Holders of Common Shares have no cumulative voting rights, and accordingly, holders of a majority of the outstanding Common Shares are able to elect all of the Company's Directors.

         The Directors of the Company serve staggered three year terms. The Directors of the Company will hold office until the Annual Meeting of Shareholders to be held in 1999 for Daniel S. Follis and Dr. James I. Ausman, the Annual Meeting of Shareholders to be held in 2000 for H. Raymond Wallace, and the Annual Meeting of Shareholders to be held in 2001 for Bruce J. Barrett, and until their successors are elected and qualified, or until their earlier death, resignation or removal. Directors may not be removed without cause.
The Restated Articles of Incorporation also set the minimum and maximum number of directors constituting the entire Board at three and fifteen, respectively, and require approval of holders of 90% of the Company's voting shares to amend this provision.

BUSINESS COMBINATION PROVISIONS

         Chapters 7A and 7B of the Michigan Business Corporation Act, as amended, may affect attempts to acquire control of the Company. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares) can only be consummated if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied. The Board of Directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders.

         In general, under Chapter 7B, an entity that acquires "Control Shares" of the Company may vote the Control Shares on any matter only if a majority of all shares, and of all non-"Interested Shares", of each class of shares entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by officers of the Company, employee-directors of the Company and the entity making the "Control Share Acquisition" (as defined). Control Shares are shares that when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of the three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. The Board of Directors may amend the bylaws before a "Control Share Acquisition" occurs to provide that Chapter 7B does not apply to the Company.

PREFERRED SHARES

         The Company has also authorized the issuance of up to 1,000,000 Preferred Shares, $0.01 par value per share, none of which is outstanding as of the date of this Prospectus. The Preferred Shares may be issued from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to, and imposed upon, each series of Preferred Shares and to fix the number of shares of any series of Preferred Shares and the designation of any such series. The issuance of Preferred Shares could be used, under certain circumstances, as a method of preventing a takeover of the Company and could permit the Board of Directors, without any action of the holders of the Common Shares, to issue Preferred Shares which could have a detrimental effect on the rights of holders of the Common Shares, including loss of voting control. Anti-takeover provisions that could be included in the Preferred Shares when issued may have a depressive effect on the market price of the Company's securities and may limit shareholders' ability to receive a premium on their shares by discouraging takeover and tender offer bids. The Company has no present plans to issue any Preferred Shares.

TRANSFER AGENT

         American Stock Transfer & Trust Company serves as transfer agent for the Common Shares. As of February 28, 1998 there were 567 holders of record of the Company's Common Shares.

REGISTRATION RIGHTS

         The placement agents for three of the Company's Regulation S Offerings in 1994, 1995 and 1996 and their transferees have piggy-back registration rights with respect to the Common Shares underlying the 79,394 Regulation S Agent Warrants. In addition, the underwriter of the Company's 1997 public offering of Common Shares has demand and piggy-back registration rights in connection with the warrant issued to it in connection with that offering. See "Plan of Distribution." These rights allow the holders to include their Common Shares in any registration of the Company's securities in a registration statement under the Securities Act of 1933, subject to specified limitations.

                              PLAN OF DISTRIBUTION

         The Common Shares are being offered, on an all or none basis, for sale by the Company. Brean Murray & Co., Inc. (the "Placement Agent") has been retained to act as agent for the Company in connection with the arrangement of such offers and sales on a best efforts basis. It is anticipated that the Placement Agent will obtain indications of interest from potential investors for the amount of the offering and that effectiveness of the Registration Statement will not be requested and no investor funds will be accepted until indications of interest have been received for the amount of the offering. Confirmation and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date, which will be scheduled for three business days after pricing. No investor funds will be accepted prior to effectiveness of the Registration Statement. Prior to the closing date, all investors' funds will be placed in escrow with Citibank, N.A., as escrow agent (the "Escrow Agent"), not later than 12:00 noon on the business day following receipt thereof in an escrow account established for the benefit of the investors. The Escrow Agent will hold such funds in accordance with Rule 15c2-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Prior to the closing date, the Escrow Agent will advise the Company that the investors have deposited the requisite funds in the escrow account at the Escrow Agent. Upon receipt of such notice, and subject to the satisfaction of certain other conditions, the Company will deposit with Depository Trust Company ("DTC") the Common Shares to be credited to the respective accounts of the investors. Investor funds, together with interest thereon, if any, will only be collected by the Company through the facilities of the Escrow Agent on the scheduled closing date. The offering will not continue after the closing date. In the event that investor funds are not received in the full amount necessary to satisfy the requirements of the offering or the other closing conditions are not satisfied or waived, all funds deposited in the escrow account, plus the interest earned thereon in excess of certain expenses, will be promptly returned. The Company has agreed (i) to pay the Placement Agent 6% of the proceeds from the offering as the Placement Fee,
(ii) to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act") and (iii) to reimburse the Placement Agent for its out-of-pocket expenses up to a maximum of $75,000. If this offering is not consummated for any reason or if fewer than 2,000,000 Common Shares are sold hereunder, the Company will pay the Placement Agent's out-of-pocket expenses, fees and disbursements, including its legal fees and related blue sky fees, up to a maximum of $75,000.

         Under the terms of an agreement with the Placement Agent, the Company and its officers and directors (who beneficially hold in the aggregate 255,387 Common Shares, including Common Shares issuable upon exercise of outstanding options beneficially owned by them) have agreed not to sell, offer to sell, issue, distribute or otherwise dispose of any Common Shares of the Company for a period of 180 days from the date of this Prospectus (subject to certain limited exceptions) without the prior written consent of the Placement Agent.

         The Placement Agent was the underwriter of a public offering of the Company's Common Shares that closed on June 4, 1997. In connection with that offering, the Placement Agent received (i) $520,000 of underwriting discounts,
(ii) warrants to purchase 200,000 Common Shares at $4.80 a share exercisable during the four-year period beginning May 30, 1998 and (iii) reimbursement of its expenses.

                                 LEGAL MATTERS

         The validity of the Common Shares offered hereby will be passed upon for the Company by Honigman Miller Schwartz and Cohn, Detroit, Michigan.

                                    EXPERTS

         The financial statements included in this Prospectus and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and include an explanatory paragraph referring to an uncertainty concerning the Company's ability to continue as a going concern), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices in New York (7 World Trade Center, Suite 1300, New York New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611). Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission can be contacted at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Company's Exchange Act filings are also available to the public on the Commission's Internet site (http://www.sec.gov).

         This Prospectus, which constitutes part of a Registration Statement on Form S-1 filed with the Commission under the Securities Act of 1933, as amended, by the Company (the "Registration Statement"), omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits to the Registration Statement for further information about the Company and the Common Shares. Statements in this Prospectus concerning provisions of documents are summaries of such documents, and each statement is qualified by reference to the copy of the applicable document filed with the Commission. Copies of such material, including the complete Registration Statement and the exhibits, can be inspected, without charge at the offices of the Commission, or obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                                    GLOSSARY

         As used in this Prospectus, the following terms have the meanings set forth below.

ARTERY: One of the vessels carrying blood from the heart to the tissues. The arteries carry oxygenated blood from the right and left ventricles of the heart to all parts of the body.

BRAIN OXYGEN IMBALANCE: The difference between brain oxygen supply and demand. Brain oxygen imbalances can be caused by several factors, including changes in oxygen saturation in the arteries, blood flow to the brain, hemoglobin concentration and oxygen consumption by the brain.

CAPILLARIES: The smallest vessels in the blood-vascular system, connecting the arteries with the veins.

CAROTID ENDARTERECTOMY: The removal of atherosclerotic placque from the carotid artery.

CORONARY ARTERY BYPASS GRAFT: A bypass, established surgically, which permits blood to travel from the aorta to a branch of the coronary artery at a point past an obstruction. It is used in treating coronary artery disease.

ELECTROENCEPHALOGRAM ("EEG"): A device that measures electrical activity in the brain, which can be affected by decreased oxygen supply.

FDA-CLEARED: A medical device may be marketed in the United States only with prior authorization from the FDA unless it is subject to a specific exemption. Devices classified by the FDA as posing less risk than class III devices are categorized as class I or II and are eligible to seek "510(k) clearance." Such clearance generally is granted when submitted information establishes that a proposed device is "substantially equivalent" in intended use to a class I or II device already legally on the market or to a "preamendment" class III device (i.e., one that has been in commercial distribution since before May 28, 1976) for which the FDA has not called for PMA applications (as defined below). The FDA in recent years has been requiring a more rigorous demonstration of substantial equivalence than in the past, including requiring clinical trial data in some cases. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. The Company believes that it now usually takes from three to six months from the date of submission to obtain 510(k) clearance, but it can take substantially longer. After such clearance the Company may market its product in the United States.

GENERAL ANESTHESIA: Complete anesthesia, affecting the entire body with loss of consciousness when the anesthetic agent acts upon the brain. This type of anesthesia is usually accomplished following the administration of inhalational or intravenous anesthetics. Commonly used for surgical procedures.

HEMOGLOBIN: Virtually all the oxygen carried by the blood is bound to hemoglobin, the red protein in the red blood cells. Hemoglobin passes through the lungs, bonds with oxygen and is pumped by the heart through arteries and capillaries to various parts of the body. Those parts of the body extract the oxygen and the blood carries away carbon dioxide through the capillaries and veins back to the lungs.

HEMORRHAGIC SHOCK:  Shock due to massive loss of blood.

HYPERTENSION:  High blood pressure.

HYPOTENSION: Decreased blood pressure; occurs in shock, hemorrhages, infections, fevers or cancer or under other conditions.

HYPOTHERMIA:  Having a body temperature below normal.

HYPOVOLEMIA:  Diminished blood volume.

HYPOXEMIA:  Insufficient oxygenation of the blood.

HYPOXIA: Insufficiency of oxygen delivery to tissue; decreased concentration of oxygen in the inspired air.

IN VIVO:  In the living body.

INTRACRANIAL PRESSURE MONITORING: A sensor is placed in the intracranial space through a drilled hole to monitor the pressure on the brain inside the patient's skull, which may increase as a secondary effect of certain brain damage or head injuries.

INVASIVE JUGULAR BULB CATHETER MONITORING: Blood is drawn from a patient's jugular vein (a vein in the neck near the base of the brain), and the oxygen content, acidity and other blood gases are analyzed directly from the removed blood.

INVOS: In Vivo Optical Spectroscopy is the name of the patented technology that the Company uses in the operation of the INVOS Cerebral Oximeter.

ISCHEMIA: Tissue oxygen starvation due to the obstruction of the inflow of arterial blood.

NEUROLOGICAL EXAM:  Uses physical responses to test for signs of brain damage.

NEUROSURGERY:  Surgery of the nervous system, including the brain.

OPEN HEART SURGERY: Any cardiac surgical procedure where the heart is exposed, such as a valve replacement or repair, heart transplant or congenital repair. It includes bypass surgery.

OPTICAL SPECTROSCOPY: Study of the spectra (series of colors). Relates to the theories behind INVOS and the interaction between matter and light.

OXIMETRY: Use of photoelectric apparatus for determining the amount of oxygen in the blood. Usually done by measuring the amount of light transmitted through a translucent part of the tissue.

OXYGEN SATURATION: The percentage of total hemoglobin contained in a given amount of blood which is combined (saturated) with oxygen.

OXYGENATED HEMOGLOBIN:  Hemoglobin that is bound to oxygen.

PULMONARY ARTERY: The artery that carries the venous blood from the right ventricle to the lungs.

PULSE OXIMETRY: A device that measures hemoglobin oxygen saturation in the arteries in peripheral tissue.

SPECTROPHOTOMETER: A device for measuring the amount of color in a solution by comparison with the spectrum.

SPECTROPHOTOMETRY: The estimation of coloring of matter in a solution by use of a spectrophotometer or spectroscope.

STROKE: The sudden loss of consciousness caused by hemorrhage into the brain, the formation of an embolus or thrombus that blocks an artery, or the rupture of an extracerebral artery causing ischemia in parts of the brain.

SUBDURAL HEMATOMA:  Internal bleeding between the skull and brain.

TRANSCRANIAL DOPPLER: A device using ultrasound for measuring velocity of blood in a vessel.

VENOUS BLOOD: The dark blood carried back to the heart by the veins, after oxygen has been extracted by the tissues.

                             SOMANETICS CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                   PAGE
Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         F-2
Balance Sheets --- November 30, 1997 and 1996 . . . . . . . . . . . . . . . . . . . . . . .         F-3
Statements of Operations --- For the Years Ended November 30, 1997, 1996 and 1995 . . . . .         F-4
Statements of Shareholders' Equity --- For the  Years Ended November 30, 1997, 1996 and 1995        F-5
Statements of Cash Flows --- For the Years Ended November 30, 1997, 1996 and 1995 . . . . .         F-6
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         F-7

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders of Somanetics Corporation
Troy, Michigan


We have audited the accompanying balance sheets of Somanetics Corporation (the "Company") as of November 30, 1997 and 1996, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at November 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The Company was in the development stage at November 30, 1996; during the year ended November 30, 1997, the Company completed its development activities and commenced its planned principal operations.





/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan
January 9, 1998

                             SOMANETICS CORPORATION


                                 BALANCE SHEETS


                                                                                               November 30,
                                                                                    ----------------------------------
                                                                                        1997                 1996
                                                                                    -------------        -------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents (Note 4)   . . . . . . . . . . . . . . . . . . . .      $  2,132,376         $  3,291,911
   Marketable Securities (Note 4)   . . . . . . . . . . . . . . . . . . . . . .         2,470,780                   --
   Accounts receivable, net of allowance for doubtful accounts of approximately
      $166,000 and $46,000 at November 30, 1997 and November 30, 1996,
      respectively (Note 9)   . . . . . . . . . . . . . . . . . . . . . . . . .           191,698              191,436
   Inventory, net (Note 4)  . . . . . . . . . . . . . . . . . . . . . . . . . .           433,014              931,135
   Prepaid expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            71,581               65,435
                                                                                     ------------         ------------
      Total current assets  . . . . . . . . . . . . . . . . . . . . . . . . . .         5,299,449            4,479,917
                                                                                     ------------         ------------
PROPERTY AND EQUIPMENT:  (Note 4)
   Machinery and equipment  . . . . . . . . . . . . . . . . . . . . . . . . . .           722,905              479,757
   Furniture and fixtures   . . . . . . . . . . . . . . . . . . . . . . . . . .           184,351              193,343
   Leasehold improvements   . . . . . . . . . . . . . . . . . . . . . . . . . .           166,770              166,770
                                                                                     ------------         ------------
      Total   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,074,026              839,870
   Less accumulated depreciation and amortization   . . . . . . . . . . . . . .          (784,860)            (743,775)
                                                                                     ------------         ------------
      Net property and equipment  . . . . . . . . . . . . . . . . . . . . . . .           289,166               96,095
                                                                                     ------------         ------------
OTHER ASSETS:
   Patents and trademarks, net (Note 4)   . . . . . . . . . . . . . . . . . . .            72,217               79,129
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            16,600               16,600
                                                                                     ------------         ------------
      Total other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .            88,817               95,729
                                                                                     ------------         ------------
TOTAL ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  5,677,432         $  4,671,741
                                                                                     ============         ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $    390,494         $    364,032
   Accrued liabilities (Notes 5 and 7)  . . . . . . . . . . . . . . . . . . . .           397,982              254,110
                                                                                     ------------         ------------
      Total current liabilities   . . . . . . . . . . . . . . . . . . . . . . .           788,476              618,142
                                                                                     ------------         ------------
COMMITMENTS AND CONTINGENCIES (Note 7)  . . . . . . . . . . . . . . . . . . . .            --                   --
SHAREHOLDERS' EQUITY: (Notes 3 and 11)
   Preferred shares; authorized, 1,000,000 shares of $.01 par value;
      no shares issued or outstanding   . . . . . . . . . . . . . . . . . . . .            --                   --
   Common shares; authorized, 6,000,000 shares of $.01 par value;
      issued and outstanding, 4,285,334 and 2,285,351 shares at November 30, 1997
      and November 30, 1996, respectively   . . . . . . . . . . . . . . . . . .            42,853               22,854
   Additional paid-in capital   . . . . . . . . . . . . . . . . . . . . . . . .        41,212,639           34,241,798
   Accumulated deficit  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (36,366,536)         (30,211,053)
                                                                                     ------------         ------------
      Total shareholders' equity  . . . . . . . . . . . . . . . . . . . . . . .         4,888,956            4,053,599
                                                                                     ------------         ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  . . . . . . . . . . . . . . . . . .      $  5,677,432         $  4,671,741
                                                                                     ============         ============





                       See notes to financial statements

                             SOMANETICS CORPORATION


                            STATEMENTS OF OPERATIONS


                                                                For the Years Ended November 30,
                                                 --------------------------------------------------------------
                                                        1997                  1996                  1995
                                                 -----------------     -----------------      -----------------
NET REVENUES (Notes 4, 9 and 10)  . . . . .      $    1,211,784        $      778,200         $   1,335,970
COST OF SALES . . . . . . . . . . . . . . .             631,425               385,136               657,614
                                                 --------------        --------------         -------------
   Gross margin   . . . . . . . . . . . . .             580,359               393,064               678,356
                                                 --------------        --------------         -------------

OPERATING EXPENSES:
   Research, development and engineering
       (Note 4) . . . . . . . . . . . . . .             736,427               235,354               285,893
   Selling, general and administrative
       (Note 9) . . . . . . . . . . . . . .           6,238,330             3,549,939             3,302,751
                                                 --------------        --------------         -------------
       Total operating expenses . . . . . .           6,974,757             3,785,293             3,588,644
                                                 --------------        --------------         -------------

OPERATING LOSS  . . . . . . . . . . . . . .         (6,394,398)            (3,392,229)           (2,910,288)
                                                 -------------         --------------         -------------

OTHER INCOME (EXPENSE):
   Interest income  . . . . . . . . . . . .             206,663                61,603                94,769
   Interest expense   . . . . . . . . . . .            --                        (449)                 (772)
   Other  . . . . . . . . . . . . . . . . .              32,252                27,372                (2,112)
                                                 --------------        --------------         -------------
       Total other income . . . . . . . . .             238,915                88,586                91,885
                                                 --------------        --------------         -------------
NET LOSS  . . . . . . . . . . . . . . . . .      $  (6,155,483)        $   (3,303,703)        $  (2,818,403)
                                                 =============         ==============         =============

NET LOSS PER COMMON SHARE
   (Notes 4 and 11)   . . . . . . . . . . .      $       (1.88)        $       (1.77)         $      (1.67)
                                                 =============         =============          ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING
   (Notes 4 and 11)   . . . . . . . . . . .           3,271,642             1,866,751             1,684,368
                                                 ==============        ==============         =============





                       See notes to financial statements

                             SOMANETICS CORPORATION


                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                                               PRICE
                                                               PER           SHARES           SHARE
                                                               SHARE         (NOTE 3)          VALUE
                                                               -----         --------          -----
Balance at December 1, 1994  . . . . . . . . . . .                           1,626,755      $   16,268

   Exercise of stock options for cash  . . . . . .            $   8.40             100               1
   For cash, less issuance costs of $282,475                     12.50         150,000           1,500
   Net loss  . . . . . . . . . . . . . . . . . . .
                                                                             ---------      ----------
Balance at November 30, 1995 . . . . . . . . . . .                           1,776,855          17,769

   Exercise of stock options for cash  . . . . . .            8.40-14.70         7,717              77
   For cash, less issuance costs of $143,587 . . .              12.50          114,240           1,143
   Exercise of warrants for cash, less issuance
     costs of $16,350  . . . . . . . . . . . . . .            17.50-20.00       19,698             197
   For cash, less issuance costs of $650,872 . . .               11.50         366,841           3,668
   Redemption of Class B Warrants  . . . . . . . .                0.50
   Net loss  . . . . . . . . . . . . . . . . . . .
                                                                            ----------      ----------
Balance at November 30, 1996 . . . . . . . . . . .                           2,285,351          22,854

   Redemption of fractional shares   . . . . . . .                                 (17)             (1)
   For cash, less issuance costs of $1,008,782 . .               4.00        2,000,000          20,000
   Net loss  . . . . . . . . . . . . . . . . . . .
                                                                            ----------      ----------
Balance at November 30, 1997   . . . . . . . . . .                           4,285,334      $   42,853
                                                                            ==========      ==========

                                                                ADDITIONAL        ACCUM-          TOTAL
                                                                 PAID-IN          ULATED      SHAREHOLDERS'
                                                                 CAPITAL         DEFICIT          EQUITY
                                                                 -------         -------          ------
Balance at December 1, 1994  . . . . . . . . . . .            $ 27,591,268    $(24,088,947)    $3,518,589

   Exercise of stock options for cash .  . . . . .                     843                            844
   For cash, less issuance costs of $282,475 . . .               1,591,125                      1,592,625
   Net loss  . . . . . . . . . . . . . . . . . . .                             (2,818,403)     (2,818,403)
                                                              ------------    -----------     -----------
Balance at November 30, 1995 . . . . . . . . . . .              29,183,236    (26,907,350)      2,293,655

   Exercise of stock options for cash  . . . . . .                  75,030                         75,107
   For cash, less issuance costs of $143,587 . . .               1,283,270                      1,284,413
   Exercise of warrants for cash, less issuance. .
     costs of $16,350  . . . . . . . . . . . . . .                 339,886                        340,083
   For cash, less issuance costs of $650,872 . . .               3,564,135                      3,567,803
   Redemption of Class B Warrants. . . . . . . . .                (203,759)                      (203,759)
   Net loss  . . . . . . . . . . . . . . . . . . .                             (3,303,703)     (3,303,703)
                                                              ------------    -----------     -----------
Balance at November 30, 1996 . . . . . . . . . . .              34,241,798    (30,211,053)      4,053,599

   Redemption of fractional shares . . . . . . . .                    (377)                          (378)
   For cash, less issuance costs of $1,008,782 . .               6,971,218                      6,991,218
   Net loss  . . . . . . . . . . . . . . . . . . .                             (6,155,483)     (6,155,483)
                                                              ------------    -----------     -----------
Balance at November 30, 1997 . . . . . . . . . . .            $ 41,212,639   $(36,366,536)     $4,888,956
                                                              ============   ============     ===========






                       See notes to financial statements

                             SOMANETICS CORPORATION


                            STATEMENTS OF CASH FLOWS


                                                                      For the Years Ended November 30,
                                                         ----------------------------------------------------------
                                                               1997                 1996                1995
                                                         -----------------   -----------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss . . . . . . . . . . . . . . . . . . . .      $   (6,155,483)     $    (3,303,703)     $   (2,818,403)
   Adjustments to reconcile net loss to net cash
         used in operations:
      Depreciation and amortization . . . . . . . .              50,497               66,222             133,128
      Changes in assets and liabilities:
         Accounts receivable (increase) decrease  .                (262)             252,423             (17,913)
         Inventory (increase) decrease  . . . . . .             498,121                5,286             (61,452)
         Prepaid expenses (increase) decrease   . .              (6,146)               6,726              (8,083)
         Other assets (increase) decrease   . . . .               6,912               88,016              (9,545)
         Accounts payable increase (decrease)   . .              26,462              232,631             (98,807)
         Accrued liabilities increase (decrease). .             143,872             (162,246)           (111,532)
                                                         --------------      ---------------      --------------
      Net cash (used in) operations . . . . . . . .          (5,436,027)          (2,814,645)         (2,992,607)
                                                         --------------      ---------------      --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of marketable securities . . . . . . .          (2,470,780)              --                   --
   Proceeds from sale of marketable securities  . .              --                   --               1,564,826
   Acquisition of property and equipment (net)  . .            (243,568)             (68,914)            (19,267)
   Proceeds (investment) under note receivable-related
   party                                                         --                   190,240            (15,240)
                                                         --------------        -------------        ------------
      Net cash provided by (used in) investing
      activities                                             (2,714,348)             121,326           1,530,319
                                                         --------------       --------------       -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of Common Shares  . . . .           6,991,218            5,267,406           1,593,469
   Redemption of Redeemable Convertible Preferred Shares          --                 (19,843)              --
   Redemption of Class B Warrants and fractional shares            (378)            (203,759)              --
   Proceeds from issuance of notes payable and long-term
   debt                                                           --                 205,000               --
   Repayment of notes payable and long-term debt. .               --                (205,000)            (30,000)
                                                         --------------      ---------------      --------------
      Net cash provided by financing activities . .           6,990,840            5,043,804           1,563,469
                                                         --------------      ---------------      --------------

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS . . . . . . . . . . . . . . . .          (1,159,535)           2,350,485             101,181

CASH AND CASH EQUIVALENTS,
   BEGINNING OF PERIOD  . . . . . . . . . . . . . .           3,291,911              941,426             840,245
                                                         --------------      ---------------      --------------

CASH AND CASH EQUIVALENTS,
   END OF PERIOD  . . . . . . . . . . . . . . . . .      $    2,132,376      $     3,291,911      $      941,426
                                                         ==============      ===============      ==============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for interest for the years ended November 30, 1997, 1996 and 1995 approximated $0, $450 and $1,000, respectively.





                       See notes to financial statements

                             SOMANETICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS


1.       ORGANIZATION AND OPERATIONS

         Somanetics Corporation (the "Company"), a Michigan corporation formed in January 1982, develops, manufactures and markets the INVOS Cerebral Oximeter (the "Cerebral Oximeter"), the only FDA-cleared, non-invasive patient monitoring system that continuously measures changes in the blood oxygen level in the adult brain. The Cerebral Oximeter is based on the Company's proprietary In Vivo Optical Spectroscopy ("INVOS(R)") technology. INVOS analyzes various characteristics of human blood and tissue by measuring and analyzing low-intensity visible and near infrared light transmitted into portions of the body. The Company has incurred research, product development and other expenses involved in designing, developing, marketing and selling its product, as well as devoting efforts to raising capital.

         The Company was in the development stage at November 30, 1996; during the year ended November 30, 1997, the Company completed its development activities and commenced its planned principal operations.

2.       FINANCIAL STATEMENT PRESENTATION

         The Company has not achieved sales necessary to support operations. The Company has incurred an accumulated deficit of $36,366,536 through November 30, 1997. The Company had working capital of $4,510,973, cash, cash equivalents and marketable securities of $4,603,156, total current liabilities of $788,476 and shareholders' equity of $4,888,956, as of November 30, 1997.

         On June 6, 1996 and October 13, 1997 the Company received clearance from the FDA to market its model 3100A adult Cerebral Oximeter and enhancements to its Cerebral Oximeter, respectively, in the United States. The Company's current financial condition and results of operations and the status of its product marketing efforts and sales have been affected by the process of obtaining such clearances.

         As of January 9, 1998, the Company had 25 international distributors, 7 United States distributors (including Puerto Rico), 19 direct sales personnel and 1 international sales consultant. During fiscal 1997, the Company sold its product to 13 of its international distributors and all of its United States distributors, and devoted most of its marketing to introducing cerebral oximetry patient monitoring into the operating rooms of hospitals. There can be no assurance that the Company will be successful or profitable in marketing the Cerebral Oximeter and the related SomaSensor.

         Management believes that markets exist for the product the Company has developed; however, there is an inherent uncertainty associated with the success of such product. The likelihood of success of the Company must be considered in view of the Company's limited resources and current financial condition, the problems and expenses frequently encountered in connection with formation of a new business, the ability to raise new funds, the development and application of new technology and the competitive environment in which the Company operates.

         The net proceeds from the sales of Common Shares in the Regulation S offering in November 1996 (Note 3) and the net proceeds from the public offering of Common Shares in June 1997 (Note 3) were sufficient to fund the Company's working capital requirements for the fiscal year ended November 30, 1997. Current sales are not sufficient to fund operations. During fiscal 1997, the Company received approximately $7.0 million in net proceeds from the sale of Common Shares in a public offering registered under the Securities Act of 1933 (Note 3).

                             SOMANETICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS


         The Company believes that the cash, cash equivalents and marketable securities on hand at November 30, 1997 will be sufficient to sustain the Company's operations at budgeted levels and its needs for liquidity into the second half of fiscal 1998. By that time the Company will be required to raise additional cash either through additional sales of its product, through sales of securities, by incurring indebtedness or by some combination of the foregoing. If the Company is unable to raise additional cash by that time, it will be required to reduce or discontinue its operations.

         The estimated length of time current cash and cash equivalents will sustain the Company's operations is based on certain estimates and assumptions made by the Company. Such estimates and assumptions are subject to change as a result of actual experience. There can be no assurance that actual capital requirements necessary to market the Cerebral Oximeter and SomaSensor, to develop enhancements to the SomaSensor, and product extensions of the Cerebral Oximeter, to conduct research and development concerning additional potential applications of the Company's technology and for working capital will not be substantially greater than current estimates.

         The Company does not believe that product sales will be sufficient to fund the Company's operations in fiscal 1998.

         See Note 11 for a discussion of negotiations with an underwriter for sales of securities.

         The Company has no loan commitments.

         There can be no assurance that even if the Company receives additional capital, it will be able to achieve the level of sales necessary to sustain its operations. There can be no assurance that the Company will obtain any funds on terms acceptable to the Company and at times required by the Company through sales of the Company's product, sales of securities or loans in sufficient quantities.

         These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.       STOCK OFFERINGS AND COMMON SHARES

         On July 14, 1995 the Company completed the placement of 75,000 Units, at a price of $25.00 per Unit, for gross proceeds of $1,875,000, through an offering complying with Regulation S under the Securities Act of 1933, as amended (the "Act"). The net proceeds to the Company, after deducting the placement agents' fee and the expenses of the offering, were approximately $1,593,000. Each Unit consisted of two newly-issued Common Shares, par value $0.01 per share, and one warrant to purchase one Common Share.

         The Warrants are immediately exercisable and transferable separately from the Common Shares. Each Warrant entitles the holder to purchase one Common Share at an initial exercise price of $20.00 per share, subject to adjustment, at any time through July 13, 2000, unless earlier redeemed. The Warrants are redeemable for $0.10 by the Company at any time after January 13, 1996, if certain conditions are met; these conditions had not been met as of January 9, 1998.

                             SOMANETICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS


         The Company also granted the placement agent warrants to purchase 15,000 Common Shares at $14.375 per share exercisable during the four-year period beginning July 14, 1996.

         On April 2, 1996, the Company completed the placement of 57,120 Units, at a price of $25.00 per Unit, for gross proceeds of $1,428,000, through an offering complying with Regulation S under the Act. The net proceeds to the Company, after deducting the placement agents' fee and the expenses of the offering, were approximately $1,284,000. Each Unit consisted of two newly-issued Common Shares, par value $0.01 per share, and one warrant to purchase one Common Share.

         The Warrants are immediately exercisable and transferable separately from the Common Shares. Each Warrant entitles the holder to purchase one Common Share at an initial exercise price of $17.50 per share, subject to adjustment, at any time through April 1, 2001, unless earlier redeemed. The Warrants are redeemable for $0.10 by the Company at any time if certain conditions are met; these conditions have not been met as of January 9, 1998.

         The Company also granted the placement agent warrants to purchase 11,424 Common Shares at $12.50 per share exercisable during the four-year period beginning April 2, 1997.

         Pursuant to an amended agreement with Rauscher Pierce & Clark, Inc. and Rauscher Pierce & Clark Limited (collectively, the "Placement Agent") in connection with the April 2, 1996 Regulation S offering, the Company agreed to permit a person designated by the Placement Agent to attend meetings of the Company's Board of Directors until the 1998 Annual Meeting of Shareholders and to participate in discussions at such meetings.

         Also, on November 21, 1996, the Company completed the placement of 366,841 newly-issued Common Shares at a price of $11.50 per share through an offering complying with Regulation S under the Act. The net proceeds to the Company were approximately $3,568,000.

         During fiscal 1996, 14,600 warrants issued in the Company's 1995 Regulation S Offering and exercisable at $20.00 per share, and 2,000 warrants issued in the Company's April 1996 Regulation S Offering and exercisable at $17.50 per share, were exercised, and the Company paid the placement agent in such offerings a $16,350 fee in connection with those exercises. As of November 30, 1997, there were 60,400 redeemable warrants outstanding exercisable at $20.00 per share until July 13, 2000 and 55,120 redeemable warrants outstanding exercisable at $17.50 per share until April 1, 2001.
These warrants were issued in the Company's 1995 and April 1996 Regulation S Offerings. The conditions permitting the Company to redeem these warrants have not been met as of January 9, 1998. In addition, the Placement Agent and their transferees hold warrants to purchase 52,970 Common Shares exercisable at $12.50 per share, 15,000 Common Shares exercisable at $14.40 per share and 11,424 Common Shares exercisable at $12.50 per share. There can be no assurance that additional warrants will be exercised and it is unlikely that they will be exercised if the exercise price exceeds the market price of the Common Shares. The Company has the right to reduce the exercise price of these warrants.

         On January 15, 1997, the Company's Board of Directors approved an amendment and restatement of the Company's Restated Articles of Incorporation to (i) effect a one-for-ten reverse stock split of the Company's Common Shares while keeping 6,000,000 authorized Common Shares, at a par value of $0.01, and
(ii) remove provisions relating to the Convertible Preferred Shares redeemed February 28, 1996, all subject to shareholder approval at the 1997 Annual Meeting of Shareholders. The Company's shareholders approved such amendment and restatement at the 1997 Annual Meeting of Shareholders on March 25, 1997, and the reverse stock split became

                             SOMANETICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS


effective on April 10, 1997. All information contained in these financial statements gives retroactive effect to the 1-for-10 reverse stock split effected April 10, 1997.

         On June 4, 1997, the Company closed the public offering of 2,000,000 newly issued Common Shares at a price of $4.00 per share, for gross proceeds of $8,000,000, through an offering underwritten by Brean Murray & Co., Inc. The net proceeds to the Company, after deducting the underwriting discount and the expenses of the offering, were approximately $7,000,000. The Company also granted the underwriter warrants to purchase 200,000 Common Shares at $4.80 per share exercisable during the four-year period beginning May 30, 1998.

         Common shares reserved for future issuance upon exercise of stock options and warrants as discussed above at November 30, 1997, are as follows:

             1983 Stock Option Plan . . . . . . . . . . . . . . . . . . . . . . . . . . .                9,317
             1991 Incentive Stock Option Plan . . . . . . . . . . . . . . . . . . . . . .              110,289
             1993 Director Stock Option Plan  . . . . . . . . . . . . . . . . . . . . . .               23,998
             1997 Stock Option Plan . . . . . . . . . . . . . . . . . . . . . . . . . . .              295,000
             Options Granted Independent of Option Plans  . . . . . . . . . . . . . . . .              175,168
             Placement Agent Warrants . . . . . . . . . . . . . . . . . . . . . . . . . .               79,394
             Regulation S Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . .              115,520
             Underwriter Warrants . . . . . . . . . . . . . . . . . . . . . . . . . . . .              200,000
                                                                                                       -------
                 Total reserved for future issuance . . . . . . . . . . . . . . . . . . .            1,008,686
                                                                                                     =========

4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Cash Equivalents consist of short-term, interest-bearing investments maturing within three months of their acquisition by the Company.

         Marketable Securities consist of AAA rated corporate bonds, classified as available for sale, maturing approximately six months from the date of acquisition and are stated at cost, which approximates fair market value.

         Inventory is stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventory consists of:

                                                                              November 30,
                                                                    --------------------------------
                                                                       1997                  1996
                                                                    -----------          -----------
           Finished goods . . . . . . . . . . . . . . . . . . .       $100,224             $437,079
           Work in process  . . . . . . . . . . . . . . . . . .        174,363              307,510
           Purchased components . . . . . . . . . . . . . . . .        514,725              386,996
                                                                     ---------            ---------
               Sub-total  . . . . . . . . . . . . . . . . . . .        789,312            1,131,585
           Less reserve for obsolete
               and excess inventory . . . . . . . . . . . . . .       (356,298)            (200,450)
                                                                     ---------            ---------
               Total  . . . . . . . . . . . . . . . . . . . . .       $433,014             $931,135
                                                                      ========             ========

         Property and Equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

                             SOMANETICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS


         Patents and Trademarks are recorded at cost and are being amortized on the straight-line method over 17 years. Accumulated amortization was $39,516 and $32,604 at November 30, 1997 and 1996, respectively.

         Revenue Recognition occurs upon shipment to customers.

         Research, Development and Engineering costs are expensed as incurred.

         Loss Per Common Share is computed using the weighted average number of common shares outstanding during each period. Common Shares issuable under stock options and warrants have not been considered in the computation of the net loss per Common Share because such inclusion would be antidilutive. On April 10, 1997, the Company effected a 1-for-10 reverse stock split (Note 3)

         Accounting Pronouncements In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This Statement establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly-held common shares or potential common shares. This Statement replaces the presentation of primary EPS and fully-diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings. This Statement is not expected to have a material effect on the Company's reported EPS amounts. The Statement is effective for the Company's financial statements for the quarter ending February 28, 1998.

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for reporting and display of comprehensive income and its components in financial statements. The Statement is effective for the Company's financial statements for the year ending November 30, 1999.

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the way a public business enterprise reports certain information about operating segments, and discloses enterprise-wide information about the company's products and services, activities in different geographic areas, and the company's reliance on major customers. The statement is effective for the Company's financial statements for the year ending November 30, 1999.

         Use Of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses for each fiscal period. Actual results could differ from those estimated.

5.       ACCRUED LIABILITIES

         Accrued liabilities consist of the following:

                             SOMANETICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS


                                                                                  November 30,
                                                                        --------------------------------
                                                                            1997                 1996
                                                                        -----------           ----------
         Professional Fees  . . . . . . . . . . . . . . . . . . .         $120,726             $101,697
         Clinical Research  . . . . . . . . . . . . . . . . . . .           43,330               --
         Product Upgrades . . . . . . . . . . . . . . . . . . . .           25,842               18,261
         Warranty . . . . . . . . . . . . . . . . . . . . . . . .           31,166               12,421
         Accrued Insurance  . . . . . . . . . . . . . . . . . . .           29,768               32,231
         Accrued Incentive  . . . . . . . . . . . . . . . . . . .           50,500               --
         Other  . . . . . . . . . . . . . . . . . . . . . . . . .           96,650               89,500
                                                                        ----------            ---------
             Total  . . . . . . . . . . . . . . . . . . . . . . .       $  397,982            $ 254,110
                                                                        ==========            =========

6.       INCOME TAX

         Deferred income taxes reflect the estimated future tax effect of (i) temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations and (ii) net operating loss and tax credit carryforwards. The Company's deferred tax assets primarily represent the tax benefit of net operating loss carryforwards and research and general business tax credit carryforwards. The Company had deferred tax assets of approximately $12,440,000 and $9,124,000 for the years ended November 30, 1997 and 1996, respectively, which were entirely offset by valuation allowances, due to the uncertainty of utilizing such assets against future earnings, prior to their expiration. The components of deferred income tax assets as of November 30, 1997 and 1996 were as follows:

                                                                                      November 30,
                                                                                 -----------------------
                                                                                   1997           1996
                                                                                 --------       --------
                                                                                     (in thousands)
      Net operating loss carryforwards  . . . . . . . . . .                      $11,943         $8,718
      Accrued liabilities   . . . . . . . . . . . . . . . .                          230            139
      Research and general business tax credit carryforwards                         267            267
                                                                                 -------        -------
           Subtotal . . . . . . . . . . . . . . . . . . . .                       12,440          9,124
      Valuation allowance   . . . . . . . . . . . . . . . .                      (12,440)        (9,124)
                                                                                 --------       -------
           Deferred tax asset . . . . . . . . . . . . . . .                      $    --        $    --
                                                                                 ========       ========

         As of November 30, 1997, net operating loss carryforwards of approximately $35.2 million were available for Federal income tax purposes.
The Company's ability to use the net operating loss carryforwards incurred on or before March 27, 1991 (the date the Company closed its initial public offering) is limited to approximately $296,000 per year. Research and business general tax credits of $267,000 are also available to offset future taxes. These losses and credits expire, if unused, at various dates from 1998 through 2012.

         Utilization of the Company's net operating loss carryforwards, tax credit carryforwards and certain future deductions could be restricted, in the event of future changes in the Company's equity structure, by provisions contained in the Tax Reform Act of 1986.

                             SOMANETICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS


7.       COMMITMENTS AND CONTINGENCIES

         On September 10, 1991 the Company entered into a lease agreement for a 23,392 square foot, stand-alone office, assembly and warehouse facility. The current lease, as amended, expires December 31, 1999 and grants the Company a one-year renewal option.

         Operating and building lease expense for the years ended November 30, 1997, 1996 and 1995 was approximately $175,700, $173,500, and $278,000, respectively.  Approximate future minimum lease commitments are as follows:

         Year ended November 30,
         -----------------------
                 1998       . . . . . . . . . . . . . . . . . . . . . .             176,400
                 1999       . . . . . . . . . . . . . . . . . . . . . .             176,400
                 2000       . . . . . . . . . . . . . . . . . . . . . .              14,700
                                                                                 ----------
                          Total . . . . . . . . . . . . . . . . . . . .          $  367,500
                                                                                 ==========

         In December 1991, the Company amended and restated its profit sharing plan to include a 401(k) plan covering substantially all employees. Under provisions of the plan, participants may contribute, annually, between 1% and 15% of their compensation. The Company, at the discretion of its Board of Directors, may contribute matching contributions or make other annual discretionary contributions to the plan, all of which, together with the participants' contributions, cannot exceed 15% of the total compensation paid by the Company to eligible employees. No Company matching or discretionary contributions were made to the plan for the years ended November 30, 1997, 1996 or 1995.

         On April 25, 1994, a shareholder of the Company filed suit in the United States District Court for the Eastern District of Michigan, individually and on behalf of all others similarly situated, against the Company and Gary D. Lewis, the Company's former Chairman of the Board, in an action captioned Benjamin Langford v. Somanetics Corporation and Gary D. Lewis. The plaintiff alleged that Company documents contained material misstatements and omissions in violation of various securities laws. The plaintiff generally sought unspecified rescissionary damages, interest, punitive damages and attorneys' fees. The Company settled a class action in 1996 raising similar issues, but approximately 11 persons, including Benjamin Langford, opted out of that action and the related settlement and, therefore, were not barred by the settlement from pursuing their own claims against the Company. As a result, however, Mr. Langford's action was no longer a class action. The Company, the Company's insurance company and Mr. Langford entered into a Settlement Agreement in December 1997 that required the Company and its insurance Company to make a cash payment to Mr. Langford. The Company's portion of the cash payment was immaterial, and the lawsuit was dismissed with prejudice in December 1997.
         At November 30, 1997, the Company had employment agreements with Bruce J. Barrett, its President and Chief Executive Officer ("Mr. Barrett"), and Raymond W. Gunn, its Executive Vice President and Chief Financial Officer ("Mr. Gunn"). The employment agreements, as amended, expire April 30, 2000 for Mr. Barrett and Mr. Gunn, unless earlier terminated as provided in the agreements. Messrs. Barrett and Gunn were entitled to receive annual base salaries which at November 30, 1997 were $204,750 and $110,250, respectively, plus potential discretionary bonuses. Both parties have agreed not to compete with the Company during specified periods.

         The Company may become subject to products liability claims by patients or physicians, and may become a defendant in products liability or malpractice litigation. The Company has obtained products liability insurance

                             SOMANETICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS


and an umbrella policy. There can be no assurance that the Company will be able to maintain such insurance or that such insurance would be sufficient to protect the Company against such products liability.

8.       STOCK OPTION PLANS

         In January 1983, February 1991, and January 1997, the Company adopted stock option plans (the "1983 Plan," the "1991 Plan," and the "1997 Plan," respectively) for key management employees, directors, consultants and advisors of the Company. The plans provide for the issuance of options by the Company to purchase a maximum of 15,668 Common Shares under the 1983 Plan, 115,000 Common Shares under the 1991 Plan, and 295,000 Common Shares under the 1997 Plan. In addition, the Company granted options to employees independent of the plans ("Non-Plan"). Awards and expirations under the 1983 Plan, 1991
Plan, 1997 Plan, and Non-Plan during the years ended November 30, 1997, 1996 and 1995 are listed below.

         At November 30, 1997, no additional options may be granted under the 1983 Plan, 3,577 Common Shares were available for options to be granted under the 1991 Plan, and 41,800 Common Shares were available under the 1997 Plan.

         In January 1993, the Company adopted the Somanetics Corporation 1993 Director Stock Option Plan (the "Directors Plan"). The Directors Plan provides up to 24,000 Common Shares for the grant of options to purchase 1,500 shares every three years beginning June 30, 1993 and ending June 30, 2002, to each director who is not an officer or employee of the Company. In addition, each director who is not an officer or employee of the Company and who first becomes a director of the Company after the date the Directors Plan was adopted is automatically granted an option to purchase a pro-rata portion of 1,500 Common Shares.

         In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation," was issued which encourages, but does not require, companies to record compensation expense for the fair value of stock options and other equity instruments granted under stock-based employee compensation arrangements. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation costs for stock options are measured as the excess, if any, of the market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. No compensation expense has been charged against income for stock option grants.

         Had compensation expense for the Company's stock options been determined based on the fair value of the options on the grant date pursuant to the methodology of SFAS No. 123, the Company's net loss for 1997 and 1996 on a pro forma basis would have increased by approximately $901,000 to $(7,057,000), or $(2.16) per Common Share, and increased by approximately $628,000 to $(3,932,000), or $(2.11) per Common Share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for 1997 and 1996: expected volatility (the measure by which the stock price has fluctuated or is expected to fluctuate during the period) 88.26%, risk-free interest rate of 6%, expected lives of 4 years and dividend yield of 0%.

         The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1996.

                             SOMANETICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS


         A summary of the Company's stock option activity and related information for years ended November 30, 1997, 1996 and 1995 follows:

                                          1997                         1996                         1995
                               ---------------------------  ---------------------------  ---------------------------
                                                WEIGHTED                     WEIGHTED                     WEIGHTED
                                                AVERAGE                      AVERAGE                      AVERAGE
                                  COMMON        EXERCISE       COMMON        EXERCISE       COMMON        EXERCISE
                                  SHARES         PRICE         SHARES         PRICE         SHARES         PRICE
                               ------------   ------------  ------------   ------------  ------------   ------------
Options outstanding
   December 1,  . . . . .          295,517        $12.38       234,702(1)      $13.76       184,888(1)     $14.45
   Options granted  . . .          306,850          5.08       165,335           9.56        81,616         13.31
   Options exercised. . .               --             --       (6,936)          9.34          (100)         8.40
   Options canceled               (47,450)         15.21       (97,584)         11.20       (31,702)        16.76
                                  -------         ------       -------         ------       -------        ------
Options outstanding
   November 30, (2)(3). .          554,917         $8.23       295,517         $12.38       234,702        $13.76
                                  ========        ======       =======         ======       =======        ======
Options exercisable
   November 30, . . . . .          218,847        $13.76       177,509         $13.08        79,565        $13.24
                                  ========        ======       =======         ======       =======        ======

----------------------------------
(1) Plus 13,239 redeemable Convertible Preferred Shares, which were redeemed on February 28, 1996

(2)      Exercise dates range from February 21, 1991 to October 1, 2007.

(3) As of November 30, 1997, options outstanding have exercise prices between $4.00 and $42.50, and a weighted average remaining contractual life of 8.12 years.

         Also, see Note 11 for a proposed amendment to the 1997 Stock Option
         Plan.

9.       RELATED PARTY TRANSACTIONS

         The Company received legal services from certain shareholders. Services from such parties amounted to approximately $365,800, $348,570 and $236,000 during the years ended November 30, 1997, 1996 and 1995, respectively.

         The Company and Gary D. Lewis entered into an Agreement and Release, dated and effective as of February 1, 1995. Pursuant to the agreement the Company has agreed to provide Mr. Lewis with (A) $150,000 a year for two years, (B) the same health, medical and dental benefits as are provided to the Company's executive officers from time to time for two years.

         On November 6, 1996, Gary D. Lewis paid the Company $175,000 (the outstanding principal amount of the loan at the time) in full satisfaction of all of his obligations under the loan made by the Company to him on February 1, 1993, and the Company discharged the second mortgage and released the security interests securing the loan and wrote off approximately $29,750 of accrued interest with respect to that loan.

                             SOMANETICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS


         The Company recognized no revenue in fiscal 1997, 1996 and 1995, respectively, from Somatek, Inc., one of the Company's former United States distributors whose principal owner is a director of the Company. Effective February 28, 1997 the Company terminated its distribution agreement with Somatek, Inc. The Company wrote off approximately $12,500, $68,000 and $0 of trade receivables from Somatek, Inc. in fiscal 1997, 1996 and 1995, respectively, in exchange for the return of Cerebral Oximeters.

10.      MAJOR CUSTOMERS AND FOREIGN SALES

         The Company had two international distributors and one United States distributor which accounted for approximately 28% (Japan), 11% (Latin America) and 12% (United States), respectively, of total sales for the year ended November 30, 1997, two distributors which accounted for approximately 62% (Japan) and 15% (Latin America), respectively, of total sales for fiscal year 1996 and two distributors which accounted for approximately 53% (Japan) and 13% (Latin America), respectively, of total sales for fiscal year 1995.

         Additionally, total sales to foreign customers for the years ended November 30, 1997, 1996 and 1995 include approximately $689,000, $745,000 and $1,336,000, respectively.

11.      SUBSEQUENT EVENTS (UNAUDITED)

         On January 15, 1998, the Company's Board of Directors approved an amendment and restatement of the Company's Restated Articles of Incorporation to (i) increase the Company's authorized Common Shares from 6,000,000 to 20,000,000 shares, and (ii) remove provisions relating to the reverse stock split effected April 10, 1997, all subject to shareholder approval at the 1998 Annual Meeting of Shareholders, which is scheduled for March 17, 1998.

         In addition, on January 15, 1998, the Company's Board of Directors approved an amendment to the Somanetics Corporation 1997 Stock Option Plan to increase the number of Common Shares reserved for issuance pursuant to the exercise of options granted under the 1997 Plan by 450,000 shares, from 295,000 to 745,000 shares, subject to shareholder approval at the 1998 Annual Meeting of Shareholders, which is scheduled for March 17, 1998.

         The Company has entered into a Letter Agreement, dated as of February 17, 1998, pursuant to which the Company has exclusively retained a placement agent to introduce the Company to certain investors as prospective purchasers of 2,000,000 of the Company's common shares. The offering would be a best efforts, all or none offering, registered under the Securities Act of 1933.
Any such public offering will be made only by means of a prospectus. Among other things, the offering will be contingent on satisfactory completion of a due diligence investigation of the Company by the placement agent. In addition, the type and amount of security, if any, that might ultimately be issued in any such offering have not yet been definitively determined and will be dependent on negotiations with the placement agent, market conditions and management's then current estimate of the proceeds necessary or desired to sustain the Company's operations. There can be no assurance that such offering will occur or that the Company will be able to raise any capital or capital in amounts it desires, or on terms and conditions acceptable to the Company.

                 [Picture of Cerebral Oximeter being used during
                 open heart surgery]
                                                                                    "THIS IS A SIMPLE-TO-USE DEVICE
                                                                                    THAT PROVIDES RELIABLE
                                                                                    INFORMATION ABOUT THE ADEQUACY
                                                                                    OF CEREBRAL OXYGENATION,
                                                                                    ENABLING MORE EFFECTIVE AND
                                                                                    EFFICIENT PATIENT CARE."

                                                                                                James May, M.D.
                                                                                                Cardiothoracic Surgeon
                                                                                                Columbia Trident Regional
                 James May, M.D., (left) cardiothoracic surgeon at                              Medical Center
                 Columbia Trident Regional Medical Center in                                    Charleston, SC
                 Charleston, SC, performs an open heart surgery
                 and uses the Cerebral Oximeter to monitor the
                 patient's brain oxygen saturation.  Robert
                 Blackard, M.D. (right), chief of anesthesia, also
                 keeps an alert eye on the monitor's information.

                                                                                    [Picture of Cerebral Oximeter being used in a
                                                                                    carotid endarterectomy surgery]


                        "WE UTILIZE THE CEREBRAL OXIMETER TO
                        DETERMINE WHETHER TO SHUNT A
                        PATIENT, WHICH HELPS SAVE TIME,
                        MONEY AND OPERATING ROOM
                        EXPENSE."

                                Steven Chapman, M.D.
                                Cardiac Surgeon
                                Piedmont Healthcare System
                                Rock Hill, SC
                                                                                    A carotid endarterectomy surgery is being
                                                                                    performed by Steven Chapman, M.D. (center) at
                                                                                    Piedmont Healthcare System in Rock Hill, SC.,
                                                                                    while the anesthesiologist and surgical nurse
                                                                                    look to the monitor for information to ensure
                                                                                    adequate cerebral oxygenation of the patient.
FUTURE APPLICATIONS

[Picture of SomaSensor on newborn]                                                  Research being conducted on children and
                                                                                    newborns is expected to result in a SomaSensor
                                                                                    that can fit smaller heads and be more cost
                                                                                    effective to manufacture.  Non-invasive
                                                                                    monitoring is especially important in this
                                                                                    patient population, as they generally have
                                                                                    lower oxygen reserves than adults, have less
                                                                                    blood volume from which to make invasive blood
                                                                                    gas measurements and are less tolerant of
                                                                                    painful skin punctures and infections.

Somanetics, INVOS. "Window to the Brain"  and SomaSensor
are registered trademarks of Somanetics Corporation.                            [SOMANETICS LOGO]

                              [SOMANETICS LOGO]

                            WINDOW TO THE BRAIN(TM)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated amounts of expenses to be borne by the Company in connection with the issuance and distribution expenses of the securities being registered (other than the Placement Agent's fees):


                 Securities and Exchange Commission Registration Fee  . . .              $       3,724
                 NASD Filing Fee  . . . . . . . . . . . . . . . . . . . . .                      1,763
                 Nasdaq Listing Fee . . . . . . . . . . . . . . . . . . . .                      7,500
                 Printing and Engraving Expenses  . . . . . . . . . . . . .                     35,000
                 Accounting Fees and Expenses . . . . . . . . . . . . . . .                     25,000
                 Legal Fees and Expenses  . . . . . . . . . . . . . . . . .                     75,000
                 Blue Sky Fees and Expenses . . . . . . . . . . . . . . . .                     15,000
                 Transfer Agent's and Registrar's Fees and Expenses . . . .                      7,000
                 Placement Agent's Accountable Expenses . . . . . . . . . .                     75,000
                 Miscellaneous Expenses . . . . . . . . . . . . . . . . . .                      5,013
                                                                                         -------------
                          Total . . . . . . . . . . . . . . . . . . . . . .              $     250,000
                                                                                         =============

         All of these expenses, except the Securities and Exchange Commission registration fee and the NASD filing fee, represent estimates only.

ITEM 14.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Sections 561-571 of the Michigan Business Corporation Act, as amended, directors and officers of a Michigan corporation may be entitled to indemnification by the corporation against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if those directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders.

         The Registrant is obligated under its bylaws and employment agreements with two of its executive officers to indemnify a present or former director or executive officer of the registrant, and may indemnify any other person, to the fullest extent now or hereafter permitted by law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to the registrant or a subsidiary, or to another organization at the request of the registrant or a subsidiary. In addition, the Restated Articles of Incorporation of the Company limit certain personal liabilities of Directors of the Company.

         Reference is also made to Section 8 of the Placement Agency Agreement (a form of which is attached to this Registration Statement as Exhibit 1.1) with respect to undertakings to indemnify the registrant, its directors and officers and each person who controls the registrant within the meaning of the Securities Act of 1933, as amended (the "Act"), against certain civil liabilities, including certain liabilities under the Act.

         The Company has obtained Directors' and Officers' liability insurance. The policy provides for $1,000,000 in coverage including prior acts dating to the Company's inception and liabilities under the Act in connection with the Company's initial public offering, the exercise and redemption of Class A Warrants and this offering.

ITEM 15.         RECENT SALES OF UNREGISTERED SECURITIES

         The following securities of the registrant were sold by the registrant during the past three years without being registered under the Act:

                 1. In June through September 1996, the Company sold to seven foreign investors 16,600 Common Shares upon the exercise of warrants issued in offerings complying with Regulation S under the Securities

Act of 1933 (14,600 at $20.00 per share and 2,000 at $17.50 per share). The gross proceeds to the Company from such sales were $327,000, and the Company paid Rauscher Pierce & Clark, Inc. and Rauscher Pierce & Clark Limited (the "Regulation S Agent") a commission of $16,350 in connection with such exercises. Such Common Shares were not registered, but were issued in reliance upon the exemption from registration contained in Regulation S under the Act.

                 2. In September 1996, the Company sold to two accredited investors 3,098 Common Shares upon the exercise of 3,098 Class M Warrants issued before the Company's initial public offering (exercisable at $9.50 per Class M Warrant). The gross proceeds to the Company from such sales were $29,433.85. Such Common Shares were not registered, but were issued in reliance upon the exemptions from registration contained in Sections 4(2) and 4(6) of the Act.

                 3. On November 21, 1996 the Company completed the placement of 366,841 Common Shares to 34 foreign investors, at a price of $11.50 per share. The Regulation S Agent acted as placement agent in connection with the sale of such Common Shares. The gross proceeds to the Company from such sales were $4,218,675, and the Company paid the Placement Agent a fee of $421,868 in connection with such offering. The Company also reimbursed the Placement Agent for its expenses of the offering, including its counsel's fees. Such securities were not registered, but were issued in reliance upon the exemption from registration contained in Regulation S under the Act.

                 4. On April 2, 1996 the Company completed the placement of 57,120 Units to 20 foreign investors, at a price of $25.00 per Unit. Each Unit consists of two newly-issued Common Shares and one warrant to purchase one Common Share. The Regulation S Agent acted as placement agent in connection with the sale of such Units. The gross proceeds to the Company from such sales were $1,428,000, and the Company paid the Placement Agent a fee of $114,240 in connection with such offering. The Company also reimbursed the Placement Agent for its expenses of the offering, including its counsel's fees. The Company also granted the Placement Agent warrants to purchase 11,240 Common Shares at $12.50 per share exercisable during the four-year period beginning April 2, 1997.

                 The Warrants are immediately exercisable and transferable separately from the Common Shares. Each Warrant entitles the holder to purchase one Common Share at an initial exercise price of $17.50 per share, subject to adjustment, at any time through April 1, 2001, unless earlier redeemed. The Warrants are redeemable for $0.10 by the Company at any time if certain conditions are met. Such securities were not registered, but were issued in reliance upon the exemption from registration contained in Regulation S under the Act.

                 5. On July 14, 1995 the Company completed the placement of 75,000 Units to 27 foreign investors, at a price of $25.00 per Unit. Each Unit consists of two newly-issued Common Shares and one warrant to purchase one Common Share. The Regulation S Agent acted as placement agent in connection with the sale of such Units. The gross proceeds to the Company from such sales were $1,875,000, and the Company paid the Placement Agent a fee of $150,000 in connection with such offering. The Company also reimbursed the Placement Agent for its expenses of the offering, including its counsel's fees. The Company also granted the Placement Agent warrants to purchase 15,000 Common Shares at $14.375 per share exercisable during the four-year period beginning July 14, 1996.

                 The Warrants are immediately exercisable and transferable separately from the Common Shares. Each Warrant entitles the holder to purchase one Common Share at an initial exercise price of $20.00 per share, subject to adjustment, at any time through July 13, 2000, unless earlier redeemed. The Warrants are redeemable for $0.10 by the Company at any time after January 13, 1996, if certain conditions are met. Such securities were not registered, but were issued in reliance upon the exemption from registration contained in Regulation S under the Act.

ITEM 16.         EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (A)     EXHIBITS

         See Exhibit Index immediately preceding the exhibits.

         (B)     FINANCIAL STATEMENT SCHEDULES

         Schedule                                                       Page

         Schedule II -- Valuation and Qualifying Accounts               S-1
         and Reserves for the years ended November 30, 1997, 1996 and 1995.



ITEM 17.         UNDERTAKINGS

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b)     The undersigned registrant hereby undertakes that:

                 (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                 (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Troy, State of Michigan, on March 3, 1998.

                                                SOMANETICS CORPORATION
                                                     (Registrant)

                                                By:  /s/ BRUCE J. BARRETT
                                                   -------------------------
                                                     BRUCE J. BARRETT
                                                     Its:  President and Chief
                                                           Executive Officer

                               -----------------
                               POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned officers and directors of Somanetics Corporation, a Michigan corporation (the "Company"), hereby constitutes and appoints Bruce J. Barrett, Raymond W. Gunn and William M. Iacona, and each of them (with full power of substitution and re-substitution), his or her true and lawful attorneys-in-fact and agents for each of the undersigned and on his or her behalf and in his or her name, place and stead, in any and all capacities, with full power and authority in such attorneys-in-fact and agents and in any one or more of them, to sign, execute and affix his seal thereto and file with the Securities and Exchange Commission and any state securities regulatory board or commission the registration statement on Form S-1 to be filed by the Company under the Securities Act of 1933, as amended, which registration statement relates to the registration and sale of Common Shares, par value $0.01 per share, by the Company, any and all amendments or supplements to such registration statement, including any amendment or supplement thereto changing the amount of securities for which registration is being sought, any post-effective amendment, and any registration statement or amendment to such registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, including, without limitation, The Nasdaq Stock Market, the National Association of Securities Dealers, Inc. and any federal or state regulatory authority pertaining to such registration statement; granting unto such attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, and each of them and any of their substitutes, may lawfully do or cause to be done by virtue of this Power of Attorney.

                               -----------------

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


             Signature                                        Title                                       Date
             ---------                                        -----                                       ----
    /s/ BRUCE J. BARRETT                President, Chief Executive Officer and a Director              March 3, 1998
----------------------------------
      BRUCE J. BARRETT                            (Principal Executive Officer)

    /s/ RAYMOND W. GUNN                Executive Vice President and Chief Financial Officer            March 3, 1998
----------------------------------
      RAYMOND W. GUNN                             (Principal Financial Officer)

   /s/ WILLIAM M. IACONA                               Corporate Controller                            March 3, 1998
----------------------------------
     WILLIAM M. IACONA                            (Principal Accounting Officer)

   /s/ H. RAYMOND WALLACE                       Chairman of the Board of Directors                     March 3, 1998
----------------------------------
     H. RAYMOND WALLACE

    /s/ DANIEL S. FOLLIS                                     Director                                  March 3, 1998
----------------------------------
      DANIEL S. FOLLIS

/s/ JAMES I. AUSMAN, M.D., Ph.D.                             Director                                  March 3, 1998
----------------------------------
JAMES I. AUSMAN, M.D., PH.D.

          SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES for the years ended November 30, 1997, 1996 and 1995

                                             Column B              Column C              Column D       Column E
                                             --------    ----------------------------    --------       --------
                                                                  Additions
                                                         ----------------------------
                                                              (2)      Charged to
                                            Balance at    Charged to      Other           (1)(3)       Balance at
                                            Beginning      Costs and    Accounts,       Deductions,      End of
                                            of Period       Expenses    Describe         Describe        Period
                                        ---------------------------------------------------------------------------
Allowance for doubtful accounts:
   Year ended November 30, 1997                $46,047       $176,790             --        $56,847      $165,990
   Year ended November 30, 1996                193,766         46,056             --        193,775        46,047
   Year ended November 30, 1995                224,509         --                 --         30,743       193,766

Note:  (1)  Write-off uncollectible accounts, net of recoveries
Note:  (2)  Reserve of additional uncollectible accounts, net of recoveries

Inventory reserve for obsolescence:
   Year ended November 30, 1997               $200,450       $442,448             --       $286,600      $356,298
   Year ended November 30, 1996                 95,078        170,554             --         65,182       200,450
   Year ended November 30, 1995                 25,000         70,078             --             --        95,078

Note:  (3)  Write-off obsolete, excess inventory, net of recoveries

                                 EXHIBIT INDEX

Exhibit          Description
-------          -----------
   1.1*             Proposed form of Placement Agency Agreement.
   1.2*             Proposed form of Escrow Agreement.
   3(i)             Restated Articles of Incorporation of Somanetics Corporation, incorporated by reference to
                    Exhibit A to the Company's Proxy Statement, dated as of February 4, 1998 in connection with the 1998 Annual Meeting of Shareholders held on March 17, 1998.
   3(ii)            Amended and Restated Bylaws of Somanetics Corporation, incorporated by reference to
                    Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 16, 1995.
   5.1*             Opinion of Honigman Miller Schwartz and Cohn concerning the legality of the securities being offered.
   10.1             Lease Agreement, dated September 10, 1991, between Somanetics Corporation and WS Development
                    Company, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form
                    10-Q for the quarter ended August 31, 1991.
   10.2             Extension of Lease, between Somanetics Corporation and WS Development Company, dated
                    July 22, 1994, incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.
   10.3             Change in ownership of Lease Agreement for 1653 E. Maple Road, Troy, MI 48083, dated
                    September 12, 1994, between Somanetics Corporation and First Industrial, L.P., incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.
   10.4             Second Addendum, between Somanetics Corporation and First Industrial Mortgage Partnership,
                    L.P., dated April 14, 1997, incorporated by reference to Exhibit 10.1 to the Company's
                    Quarterly Report on Form 10-Q for the quarter ended May 31, 1997.
   10.5             Somanetics Corporation Amended and Restated 1983 Stock Option Plan, incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1991.
   10.6             Somanetics Corporation Amended and Restated 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1991.
   10.7             Fourth Amendment to Somanetics Corporation 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1992.
   10.8             Amended and Restated Fifth Amendment to Somanetics Corporation 1991 Incentive Stock Option
                    Plan, incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K
                    for the fiscal year ended November 30, 1995.
   10.9             Somanetics Corporation 1993 Director Stock Option Plan, incorporated by reference to Exhibit
                    10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30,
                    1992.
   10.10            Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1996.
   10.11            First Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended
                    November 30, 1997.
   10.12            Somanetics Corporation 1997 Employee Incentive Compensation Program, incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1996.

                                 EXHIBIT INDEX

Exhibit          Description
-------          -----------
  10.13            Somanetics Corporation 1998 Employee Incentive Compensation Plan, incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended
                   November 30, 1997.
  10.14            Employment Agreement, dated as of December 1, 1992, between Somanetics Corporation and
                   Raymond W. Gunn, incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1992.
  10.15            Employment Agreement, dated May 13, 1994, between Somanetics Corporation and Bruce J.
                   Barrett, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form
                   10-Q for the quarter ended May 31, 1994.
  10.16            Amendment to Employment Agreement, dated as of February 23, 1994, between Somanetics
                   Corporation and Raymond W. Gunn, incorporated by reference to Exhibit 10.19 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended November 30, 1993.
  10.17            Amendment to Employment Agreement, dated as of July 21, 1994, between Somanetics Corporation and Bruce J. Barrett, incorporated by reference to Exhibit 10.1 to the Company's Quarterly
                   Report on Form 10-Q for the quarter ended August 31, 1994.
  10.18            Amendment to Employment Agreement, dated as of July 21, 1994, between Somanetics Corporation and Raymond W. Gunn, incorporated by reference to Exhibit 10.3 to the Company's Quarterly report on Form 10-Q for the quarter ended August 31, 1994.
  10.19            Amendment to Employment Agreement, dated as of December 1, 1995, between Somanetics
                   Corporation and Raymond W. Gunn, incorporated by reference to Exhibit 10.20 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended November 30, 1995.
  10.20            Amendment to Employment Agreement, dated as of November 18, 1996, between Somanetics
                   Corporation and Raymond W. Gunn, incorporated by reference to Exhibit 10.20 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended November 30, 1996.
  10.21            Amendment to Employment Agreement, dated as of April 24, 1997, between Somanetics
                   Corporation and Bruce J. Barrett, incorporated by reference to Exhibit 10.21 to
                   Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-25275), filed with the Securities and Exchange Commission on May 30, 1997.
  10.22            Amendment to Employment Agreement, dated as of April 24, 1997, between Somanetics
                   Corporation and Raymond W. Gunn, incorporated by reference to Exhibit 10.22 to
                   Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-25275), filed with the Securities and Exchange Commission on May 30, 1997.
  10.23            Stock Option Agreement, dated May 16, 1994, between Somanetics Corporation and Bruce J.
                   Barrett, incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on
                   Form 10-Q for the quarter ended August 31, 1994.
  10.24            Stock Option Agreement, dated July 21, 1994, between Somanetics Corporation and Bruce J.
                   Barrett, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on
                   Form 10-Q for the quarter ended August 31, 1994.
  10.25            Stock Option Agreement, dated July 21, 1994, between Somanetics Corporation and Gary D.
                   Lewis, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on
                   Form 10-Q for the quarter ended August 31, 1994.
  10.26            Stock Option Agreement, dated July 21, 1994, between Somanetics Corporation and Raymond W.
                   Gunn, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on
                   Form 10-Q for the quarter ended August 31, 1994.

                                 EXHIBIT INDEX

Exhibit          Description
-------          -----------
    10.27            Stock Option Agreements, dated July 20, 1995, between Somanetics Corporation and Richard
                     Farkas, incorporated by reference to Exhibit 10.28 to the Company's Annual Report on
                     Form 10-K for the fiscal year ended November 30, 1995.
    10.28            Form of Stock Option Agreement, dated December 22, 1995, between Somanetics Corporation and various employees, incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.
    10.29            Form of Stock Option Agreement, dated December 22, 1995, between Somanetics Corporation and various officers, incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.
    10.30            Form of new Stock Option agreement, dated December 22, 1995, between Somanetics Corporation and various employees, incorporated by reference to Exhibit 10.31 to the Company's Annual
                     Report on Form 10-K for the fiscal year ended November 30, 1995.
    10.31            Form of Stock Option Agreement, dated January 5, 1996, between Somanetics Corporation and two officers, incorporated by reference to Exhibit 10.32 to the Company's Annual Report on
                     Form 10-K for the fiscal year ended November 30, 1995.
    10.32            Form of Stock Option Agreement, dated as of April 24, 1997, between Somanetics Corporation and twenty-three employees, incorporated by reference to Exhibit 10.32 to Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-25275), filed with the Securities and
                     Exchange Commission on May 30, 1997.
    10.33            Consulting Agreement, dated February 28, 1983, as amended, between Somanetics Corporation and Hugh F. Stoddart, incorporated by reference to Exhibit 10.13 to the Company's Annual
                     Report on Form 10-K for the fiscal year ended November 30, 1991.
    10.34            Consulting Order, dated as of October 1, 1996, among Somanetics Corporation and NeuroPhysics
                     Corporation, Hugh F. Stoddart and Hugh A. Stoddart, Ph.D., as Consultants, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1996.
    10.35            Amendment to Stock Option Agreement, dated as of February 1, 1995, between Somanetics
                     Corporation and Gary D. Lewis, amending July 21, 1994 Stock Option Agreement, incorporated by reference to Exhibit 10.31 to Post-Effective Amendment No. 5 to the Company's
                     Registration Statement on Form S-1 (file no. 33-38438) filed with the Securities and
                     Exchange Commission on March 30, 1995.
    10.36            Current Form of Somanetics Corporation Confidentiality Agreement used for testing hospitals and clinics, incorporated by reference to Exhibit 10.22 to the Company's Annual Report on
                     Form 10-K for the fiscal year ended November 30, 1992.
    10.37            Current Form of Somanetics Corporation Confidentiality Agreement used for the Company's employees and agents, incorporated by reference to Exhibit 10.3 to the Company's Quarterly
                     Report on Form 10-Q for the quarter ended August 31, 1992.
    10.38            Assignments, dated October 6, 1983, January 23, 1986, February 11, 1986 and February 11,
                     1986, from Gary D. Lewis to Somanetics Corporation in connection with the Company's INVOS(R)
                     technology, incorporated by reference to Exhibit 10.17 to the Company's Registration
                     Statement on  Form S-1 (file no. 33-38438).
    10.39            Assignments, dated October 5, 1983, August 28, 1985, February 11, 1986, February 12, 1986,
                     and September 24, 1986, from Hugh F. Stoddart to Somanetics Corporation in connection with the Company's INVOS(R) technology, incorporated by reference to Exhibit 10.18 to the
                     Company's Registration Statement on Form S-1 (file no. 33-38438).

                                 EXHIBIT INDEX

Exhibit          Description
-------          -----------
   10.40            Warrant Agreement, dated as of August 2, 1994, between Somanetics Corporation and Rauscher
                    Pierce & Clark Limited, incorporated by reference to Exhibit 10.15 to the Company's
                    Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.
   10.41            Form of Warrant to Purchase Common Stock of Somanetics Corporation, dated as of August 2,
                    1994, between Somanetics Corporation and Rauscher Pierce & Clark Limited, incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.
   10.42            Form of Warrant, between Somanetics Corporation and purchasers of Units in the 1995
                    Regulation S Offering, incorporated by reference to Exhibit 10.4 to the Company's Quarterly
                    Report on Form 10-Q for the quarter ended August 31, 1995.
   10.43            Warrant Agreement, dated as of July 14, 1995, between Somanetics Corporation and Rauscher
                    Pierce & Clark Limited, incorporated by reference to Exhibit 10.5 to the Company's Quarterly
                    Report on Form 10-Q for the quarter ended August 31, 1995.
   10.44            Warrant to Purchase Common Stock of Somanetics Corporation, dated as of July 14, 1995, between Somanetics Corporation and Rauscher Pierce & Clark Limited, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1995.
   10.45            Engagement Letter, dated as of March 25, 1996, among Somanetics Corporation, Rauscher Pierce
                    & Clark Limited and Rauscher Pierce & Clark, Inc., incorporated by reference to
                    Exhibit 10.57 to Post-Effective Amendment No. 6 to the Company's Registration Statement on
                    Form S-1 (file no. 33-38438).
   10.46            Form of Purchase Agreement, between Somanetics Corporation and purchasers of Units in the
                    April 1996 Regulation S Offering, incorporated by reference to Exhibit 10.2 to the Company's
                    Quarterly Report on Form 10-Q for the quarter ended February 29, 1996.
   10.47            Form of Warrant between Somanetics Corporation and purchasers of Units in the April 1996
                    Regulation S Offering, incorporated by reference to Exhibit 10.3 to the Company's Quarterly
                    Report on Form 10-Q for the quarter ended February 29, 1996.
   10.48            Warrant Agreement, dated as of April 2, 1996, between Somanetics Corporation and Rauscher
                    Pierce & Clark Limited, incorporated by reference to Exhibit 10.4 to the Company's Quarterly
                    Report on Form 10-Q for the quarter ended February 29, 1996.
   10.49            Warrant to Purchase Common Stock of Somanetics Corporation, dated as of April 2, 1996, between Somanetics Corporation and Rauscher Pierce & Clark Limited, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 1996.
   10.50            Side Letter, dated as of April 2, 1996, among Somanetics Corporation, Rauscher Pierce &
                    Clark Limited and Rauscher Pierce & Clark, Inc., incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 1996.
   10.51            Amendment to Side Letter, dated as of June 18, 1996, among Somanetics Corporation, Rauscher
                    Pierce & Clark Limited and Rauscher Pierce & Clark, Inc., incorporated by reference to
                    Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31,
                    1996.
   10.52            Engagement Letter, dated as of October 23, 1996, among Somanetics Corporation, Rauscher
                    Pierce & Clark Limited and Rauscher Pierce & Clark, Inc., incorporated by reference to
                    Exhibit 10.58 to the Company's Annual Report on Form 10-K for the fiscal year ended
                    November 30, 1996.

                                 EXHIBIT INDEX

Exhibit          Description
-------          -----------
   10.53            Amendment to Engagement Letter, dated as of November 1, 1996, among Somanetics Corporation,
                    Rauscher Pierce & Clark Limited and Rauscher Pierce & Clark, Inc., incorporated by reference to Exhibit 10.59 to the Company's Annual Report on Form 10-K for the fiscal year ended
                    November 30, 1996.
   10.54            Form of Purchase Agreement, between Somanetics Corporation and purchasers of Units in the
                    November 1996 Regulation S Offering, incorporated by reference to Exhibit 10.60 to the
                    Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1996.
   10.55            Placement Agent Agreement, dated as of November 21, 1996, among Somanetics Corporation,
                    Rauscher Pierce & Clark Limited and Rauscher Pierce & Clark, Inc., incorporated by reference to Exhibit 10.61 to the Company's Annual Report on Form 10-K for the fiscal year ended
                    November 30, 1996.
   10.56            Form of Underwriting Agreement, dated May 30, 1997, between Somanetics Corporation and Brean
                    Murray & Co., Inc., incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the
                    Registration Statement on Form S-1 (file no. 333-25275), filed with the Securities and
                    Exchange Commission on May 30, 1997.
   10.57            Form of Warrant Agreement and Warrant, dated June 4, 1997, between Somanetics Corporation and Brean Murray & Co., Inc., incorporated by reference to Exhibit 10.60 to Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-25275), filed with the Securities and Exchange Commission on May 30, 1997.
   10.58            Letter Agreement, dated as of February 20, 1997, between Somanetics Corporation and Mitani &
                    Co., LLC, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on
                    Form 10-Q for the quarter ended February 28, 1997.
   23.1             Consent of Deloitte & Touche LLP and Report on Schedule.
   23.2*            Consent of Honigman Miller Schwartz and Cohn (included in the opinion filed as Exhibit 5.1 to this registration statement).
   24.1             Powers of Attorney (included after the signature of the registrant contained on page II-4 of this registration statement).

__________________________
*To be filed by amendment.